TOTAL PAGES: 16

24-10134

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

06023456

RECEIVED

MAR - 3 2006

DIVISION OF CORPORATION FINANCE
OFFICE OF EMERGING GROWTH COMPANIES

AMENDMENT No. 3

FORM 1-A /A

RECD S.E.C.

3 2006

REGULATION A OFFERING STATEMENT
UNDER THE SECURITIES ACT OF 1933

Casino Players, Inc.
(Exact name of issuer as specified in its charter)

NV
(State or other jurisdiction of incorporation or organization)

1000 S. Ocean Blvd. #15P Pompano Beach, FL 33062 (954) 784-8280
(Address, including zip code, and telephone number,
including area code of issuer's principal executive office)

J. Bennett Grocock, Esq., The Business Law Group, 255 S. Orange Ave., Suite 1201,
Orlando, FL 32801 (407) 992-1101
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

7990	542156042
(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

PROCESSED

MAR 06 2006

THOMSON
FINANCIAL

PART I— NOTIFICATION

ITEM 1. Significant Parties

List the full names and business and residential addresses, as applicable, for the following persons:

(a) the issuer's directors;

William Forhan, 1000 S. Ocean Blvd. #15P Pompano Beach, FL 33062, Residence address: 1000 S Ocean Blvd. #15P, Pompano beach, Fl. 33062

Joe Fahoome, 1000 S. Ocean Blvd. #15P Pompano Beach, FL 33062 Residence address: 1010 S Ocean Blvd. #1704, Pompano Beach, FL 33062

(b) the issuer's officers;

William Forhan, CEO, Secretary1000 S. Ocean Blvd. #15P Pompano Beach, FL 33062

Joe Fahoome, President 1000 S. Ocean Blvd. #15P Pompano Beach, FL 33062

(c) the issuer's general partners;

None

(d) record owners of 5 percent or more of any class of the issuer's equity securities;

William G. Forhan (9 million shares 30.9 %)1000 S. Ocean Blvd. #15P Pompano Beach, FL 33062

Joseph Fahoone (9 million shares 30.9 %)1000 S. Ocean Blvd. #15P Pompano Beach, FL 33062

David Scott (2 million shares 6.9 %)16500 Collins Ave # 1555, Sunny Isle, FL. 33160

Invicta Group, Inc. (4 million shares 13.7%) 1000 S. Ocean Blvd. #15P Pompano Beach, FL 33062 (this is a widely held public company, the board of directors of which has ultimate voting and dispositive rights over the shares; David Scott and William Forhan both sit on the board of Invicta and, voting together, could have ultimate dispositive and voting control of these shares)

Ivest Investments, LLC (2,900,000 shares 9.9%), 255 S. Orange Ave, Suite 1201, Orlando, FL 32801 (J. Bennett Grocock, as sole member, holds ultimate voting and dispositive rights to the shares)

Double Diamond Investments, Inc. (2,200,000 shares 7.6%) (Mark Kaley, as President and Director, holds ultimate voting and dispositive rights to the shares)

(e) beneficial owners of 5 percent or more of any class of the issuer's equity securities;

Same as Item (d) above

(f) promoters of the issuer;

William G. Forhan 1000 S. Ocean Blvd. #15P Pompano Beach, FL 33062, as CEO

Joe Fahoome 1000 S. Ocean Blvd. #15P Pompano Beach, FL 33062, as COO

(g) affiliates of the issuer;

William G. Forhan (9 million shares 30.9 %)1000 S. Ocean Blvd. #15P Pompano Beach, FL 33062

Joseph Fahoone (9 million shares 30.9 %) 1010 S. Ocean Blvd. #1704 Pompano Beach, FL 33062

Invicta Group, Inc. (4 million shares 13.7%) 9553 Harding Ave. #301, Miami Beach, FL. 33154 (this is a widely held public company, the board of directors of which has ultimate voting and dispositive rights over the shares)

(h) counsel to the issuer with respect to the proposed offering;

The Business Law Group

255 S. Orange Ave, Suite 1201, Orlando, FL 32801

(i) each underwriter with respect to the proposed offering;

None

(j) the underwriter's directors;

N/A

(k) the underwriter's officers;

N/A

(l) the underwriter's general partners;

N/A

(m) counsel to the underwriter.

N/A

ITEM 2. Application of Rule 262

(a) State whether any of the persons identified in response to Item 1 are subject to any of the disqualification provisions set forth in Rule 262.

None.

(b) If any such person is subject to these provisions, provide a full description including pertinent names, dates and other details, as well as whether or not an application has been made pursuant to Rule 262 for a waiver of such disqualification and whether or not such application has been granted or denied.

N/A

ITEM 3. Affiliate Sales

If any part of the proposed offering involves the resale of securities by affiliates of the issuer, confirm that the following description does not apply to the issuer.

There are no Affiliates of Issuer that are selling security holders; therefore, the following statement DOES apply:

"The issuer has not had a net income from operations of the character in which the issuer intends to engage for at least one of its last two fiscal years."

ITEM 4. Jurisdictions in Which Securities Are to be Offered

(a) List the jurisdiction in which the securities are to be offered by underwriters, dealers or salespersons.

None

(b) List the jurisdictions in which the securities are to be offered other than by underwriters, dealers or salesmen and state the method by which such securities are to be offered.

Colorado
Delaware
District of Colombia
Georgia

Idaho
Louisiana
Kentucky
Missouri
Montana
Nevada
New York
Ohio
Pennsylvania
Tennessee
Washington
Wyoming

Methods:. The shares will be offered only by Mr. Forhan and Mr. Fahoome, the officers of the Company; neither will receive any commissions or other remuneration from the Company for these services. Potential purchasers of shares will be personal contacts of issuer and its officers and directors.

The securities will not be registered unless any such jurisdiction requires registration of a Regulation A offering.

ITEM 5. Unregistered Securities Issued or Sold Within One Year

(a) As to any unregistered securities issued by the issuer or any of its predecessors or affiliated issuers within one year prior to the filing of this Form 1-A, state:

(1) the name of such issuer;

Casino Players, Inc.

(2) the title and amount of securities issued;

Common Stock 29,300,000 shares

(3) the aggregate offering price or other consideration for which they were issued and basis for computing the amount thereof;

18 Million founders' shares, at par value of $.0001 per share

4,000,000 shares issued for purchase of assets from Invicta Group, Inc. Shares were valued at $43,400.

7,300,000 shares issued for consulting services rendered; shares valued at $.0001 per share.

(4) the names and identities of the persons to whom the securities were issued.

Joe Fahoome, President. 9 million shares, as founder

William Forhan, CEO, 9 million shares, as founder

David Scott, 2 million shares, as consultant on Internet marketing strategies

4,000,000 shares issued to Invicta Group, Inc. for purchase of assets, including "Casino Rated Players" name and trademark, web site, and marketing materials and customer list.

iVest Investments, LLC, a Colorado limited liability company, 2,900,000 shares for business consulting services.

Double Diamond Investments, Inc., a Nevada corporation 2,200,000 shares for business consulting services.

David Dreslin received 200,000 shares for business consulting services.

(b) As to any unregistered securities of the issuer or any of its predecessors or affiliated issuers which were sold within one year prior to the filing of this Form 1-A by or for the account of any person who at the time was a director, officer, promoter or principal security holder of the issuer of such securities, or was an underwriter of any securities of such issuer, furnish the information specified in subsections (1) through (4) of paragraph (a).

None.

(c) Indicate the section of the Securities Act or Commission rule or regulation relied upon for exemption from the registration requirements of such Act and state briefly the facts relied upon for such exemption.

Shares issued to Joe Fahoome, William Forhan, Invicta Group, Inc., iVest Investments, LLC, and Double Diamond Investments, Inc. were issued in a non-public transactions, pursuant to Section 4(2) exemption from registration requirements of the Act.

Shares issued to David Scott and David Dreslin were issued for consulting services they provided to the Company, in reliance on exemption from the registration requirements of the Act afforded by Rule 701.

ITEM 6. Other Present or Proposed Offerings

State whether or not the issuer or any of its affiliates is currently offering or contemplating the offering of any securities in addition to those covered by this Form 1-A. If so, describe fully the present or proposed offering.

Invicta Group, Inc., an affiliate of the Company, and a reporting company under the Securities Exchange Act of 1934, has recently filed a registration statement on Form SB-2 to register certain of its shares of common stock in connection with a debt financing. This registration statement will have no effect on the Company or its offering of its shares pursuant to this offering statement.

ITEM 7. Marketing Arrangements

(a) Briefly describe any arrangement known to the issuer or to any person named in response to Item 1 above or to any selling security holder in the offering covered by this Form 1-A for any of the following purposes:

(1) To limit or restrict the sale of other securities of the same class as those to be offered for the period of distribution;

None

(2) To stabilize the market for any of the securities to be offered;

None

(3) For withholding commissions, or otherwise to hold each underwriter or dealer responsible for the distribution of its participation.

None

(b) Identify any underwriter that intends to confirm sales to any accounts over which it exercises discretionary authority and include an estimate of the amount of securities so intended to be confirmed.

None

ITEM 8. Relationship with Issuer of Experts Named in Offering Statement

If any expert named in the offering statement as having prepared or certified any part thereof was employed for such purpose on a contingent basis or, at the time of such preparation or certification or at any time thereafter, had a material interest in the issuer or any of its parents or subsidiaries or was connected with the issuer or any of its subsidiaries as a promoter, underwriter, voting trustee, director, officer or employee furnish a brief statement of the nature of such contingent basis, interest or connection.

None

ITEM 9. Use of a Solicitation of Interest Document

Indicate whether or not a publication authorized by Rule 254 was used prior to the filing of this notification. If so, indicate the date(s) of publication and of the last communication with prospective purchasers.

None

PART II — OFFERING CIRCULAR MODEL B

Casino Players, Inc.

1000 S. Ocean Blvd., #15P, Pompano Beach, FL 33062 (954) 784-8280

April 1, 2006

14,000,000 shares of Common Stock

The Company hereby offers on a "best efforts, no minimum basis" (the "Offering"), only up to a maximum of 8,000,000 shares of common stock (the "Shares"), $.0001 par value, for a price of $0.25 per Share. The proposed sale to the public will commence on or about March 15, 2006 (or such earlier or later date that this offering has been qualified by the U.S. Securities and Exchange Commission) and will terminate no later than September 1, 2006, unless extended by the Company, in its sole discretion, for an additional period of up to 90 Days. There will be no minimum purchase and no escrow of subscription funds. All subscription proceeds will be immediately available to the Company.

In addition, 6,000,000 shares of common stock held by certain persons have been included in this Circular for purposes of resale. None of the proceeds from such resales will go to the Company. Since there is no trading market for the Company's common stock, these selling shareholders will be reselling their shares at a fixed price of $0.25 per share (for a total offering amount of $1,500,000) until such time that a public market exists for the common stock. For further information, see Item 4, Plan of Distribution, Sale by Selling Shareholders.

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SELLING LITERATURE. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED HEREUNDER ARE EXEMPT FROM REGISTRATION.

	Number of Shares offered	Price to Public	Underwriting discount and commissions	Proceeds to issuer or other persons
		$.25	0	
Company	8,000,000	$2,000,000	0	$1,990,000(1)
Selling shareholders	6,000,000	$1,500,000	0	$1,500,000

(1) after deduction for offering expenses of approximately $10,000

The shares are being offered by officers and directors of the company. There are no broker-dealers. The company is not paying any commissions for the sale of shares.

This offering circular shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

This offering is being registered only in those states where registration of a Regulation A offering is required.

Item 3. Summary Information, Risk Factors and Dilution

Casino Players is a casino representation company licensed to do business with over 25 Casino Resorts in North America and the Caribbean. A Casino Rep Company is an independent marketing company for casinos, which pay a commission to a Rep Company that delivers a Player/gambler from whom the Casino earns profits. A Casino Rep Company is licensed in a State to receive commissions from a Casino operating in the respective state. The state license is approved after a thorough financial and personal background check is completed on the Rep company and its principals. The licenses are renewable annually; after an updated background review for the prior year. While the Company is a new entity, we purchased the entire ongoing business and assets of a former entity known as Casino Rated Players, Inc., including the name "Casino Rated Players," the web site, good will, and marketing materials and strategies, and we are continuing that business.

A casino representative company ("Casino Rep") must qualify for a gaming license in every state that offers gambling and then with a respective Casino Resort that is offering a commission for delivering Players to their property. Once a Casino Rep is licensed with a casino resort, it can request free rooms or suites for qualified gamblers and gaming players and receive a commission from the moneys played by such persons (typically, money that has been played at least 4 hours during a day).

In July, 2005, the Company purchased all of the assets of Casino Rated Players, Inc., a subsidiary of Invicta Group, Inc., in exchange for issuing to Invicta 4,000,000 shares of the Company's common restricted stock. These assets included the name "Casino Rated Players," the website www.casinoratedplayers.com, and a data base of former customers and players.

RISK FACTORS

THE SECURITIES OFFERED HEREBY ARE SPECULATIVE AND INVOLVE A HIGH DEGREE OF RISK. ONLY THOSE PERSONS ABLE TO LOSE THEIR ENTIRE INVESTMENT SHOULD PURCHASE THESE SECURITIES. IN ADDITION TO THE OTHER INFORMATION CONTAINED IN THIS OFFERING STATEMENT, INVESTORS SHOULD CAREFULLY CONSIDER THE FOLLOWING RISK FACTORS BEFORE MAKING AN INVESTMENT DECISION REGARDING THE COMMON STOCK. ALL STATEMENTS, TREND ANALYSES AND OTHER INFORMATION CONTAINED IN THIS MEMORANDUM RELATIVE TO MARKETS FOR THE COMPANY'S PRODUCTS AND TRENDS IN NET SALES, GROSS MARGIN AND ANTICIPATED EXPENSE LEVELS, AS WELL AS OTHER STATEMENTS, INCLUDING WORDS SUCH AS "ANTICIPATE," "BELIEVE," "PLAN," "ESTIMATE," "EXPECT," "INTEND," AND OTHER SIMILAR EXPRESSIONS, CONSTITUTE FORWARD-LOOKING STATEMENTS. THESE FORWARD-LOOKING STATEMENTS ARE SUBJECT TO BUSINESS AND ECONOMIC RISKS, AND THE COMPANY'S ACTUAL RESULTS OF

OPERATIONS MAY DIFFER MATERIALLY FROM THOSE CONTAINED IN SUCH FORWARD-LOOKING STATEMENTS.

1. You may never realize a Return on your Investment. THERE IS NO ASSURANCE THAT A PURCHASER OF SHARES WILL REALIZE A RETURN ON HIS INVESTMENT OR THAT HE WILL NOT LOSE HIS ENTIRE INVESTMENT IN THE COMPANY. To date, the Company has limited operations and revenues. There can be no assurance that we will ever achieve profitable operations. Our ability to implement our business plan is dependent, among other things, on the completion of this Offering. If we fail to raise any or a sufficient amount of money in this offering, we may fail as a business.

2. Our limited operating history will make it difficult to evaluate an investment in our common stock. Casino Players commenced operations in July 2005, which may make it difficult for you to evaluate our business and prospects based on prior performance. We have limited revenues, and our business model requires us to secure working capital for marketing expenses. If our model fails, then we will fail as a company. While we did purchase assets of our predecessor, Casino Rated Players, Inc., that business had been dormant for some period of time because of lack of working capital to market the services; therefore, when we purchased these assets, we had to recommence the business and to attempt to raise necessary working capital to market our services.

3. The Offering Price of the Shares has been arbitrarily determined. There has been no prior market for our common stock or other securities. We have determined the offering price of the Shares arbitrarily, and this price does not necessarily bear any relationship to our assets, net worth, results of operations, or any established criteria of value. The offering price should not be considered an indication of the actual value of the Shares.

4. We may have challenges managing our growth. We can't assure you that our systems, procedures and controls will be adequate to support our operations as they expand. Presently, Mr. Forhan and Mr. Fahoome are the entire management team. If we succeed in raising capital, and if our managers effectively utilize that capital and we grow quickly, such future growth could impose significant added responsibilities on them, including the need to identify, recruit and integrate new senior level managers and executives. We can't assure you that such additional management will be identified and retained by us. If we are unable to manage our growth efficiently and effectively or are unable to attract and retain additional qualified management, then there could be a material adverse effect on our financial condition and results of operations.

5. We face very strong competition for finding and referring players to casinos. Certain of our competitors are much larger and well established and have significant financing in place for growth. The Casinos themselves are our strongest competition. They spend millions of dollars in advertising and loyalty programs. There also are over 800 similar Casino Reps in the marketplace. They may have

lower overhead cost structures and may, therefore, be able to provide their products at lower prices than can the Company. We have elected to focus our marketing efforts on a niche of smaller-stakes players (and their families) who do not have the financial clout to request free or heavily discounted rooms at many casino destinations., we can give no assurance that we will ever be able to secure long-term and profitable customer accounts. Our business model requires us to expend significant sums on marketing our web site in order to attract new players to use our services. Player referral to casinos is the only way in which we create revenue. If we do not raise sufficient working capital, then we won't be able to compete.

6. The voting control by our directors and officers will make it impossible for other stockholders to effect change even if they are dissatisfied with management's performance. Mr. Forhan and Mr. Fahoome, together, beneficially own approximately 60% of Casino Players' currently issued and outstanding shares of common stock. Moreover, Mr. Forhan is one member of a 3 member board of directors of Invicta Group, Inc., which owns approximately 13% of the Company's outstanding shares. Therefore, standing alone, Mr. Forhan could possible exercise nearly individual control of the Company if he is able to control the voting of Invicta's shares. Certainly, Mr. Forhan and Mr. Fahoome, if they act together, can control the Company for the foreseeable future. Even if all 8,000,000 of the shares covered by this Circular are sold, Mr. Forhan and Mr. Fahoome will continue to own more than 46% of all outstanding shares, and will, as a practical matter, be able to prevent other stockholders from participating in decisions, such as the election of directors, which affect our management and business direction. In addition, to the extent that Mr. Forhan can control the board of directors of Invicta Group, he and Mr. Fahoome, together, could continue to have absolute voting control of the Company.

7. We are Dependent On Key Personnel. We believe that our success will depend on the experience of Messrs Forhan and Fahoome. But we will also need the services of other qualified personnel. Although we intend to enter into an employment agreement with each of our executive officers, we can't assure you that any individual will continue in such capacity for any particular period of time. The loss of key personnel or the inability to hire and retain qualified employees could have an adverse effect on our business, financial condition and results of operations.

8. Our corporate structure has certain Anti-Takeover aspects. Our Board of Directors has the authority to issue shares of preferred stock in one or more series and to fix the rights and preferences of the shares of any such series without stockholder approval. Any series of preferred stock is likely to be senior to the Common Stock with respect to dividends, liquidation rights and, possibly, voting rights. In addition, since effective control of the Company is held by Mr. Forhan and Mr. Fahoome voting together, they can limit or prohibit others from attempting to take over control of the Company and could have the effect of discouraging unsolicited acquisition proposals and other attempts to buy our company. Further, it could be more difficult for a third party to acquire control of us, even if that change of control might be beneficial to our shareholders.

9. We may never Pay Dividends. To date, we have not paid any cash dividends on our common stock. And even if we become profitable in the future, it is likely that we will retain much or all of our future earnings to finance future growth and expansion. Therefore, we do not presently intend to pay any dividends, and it is not likely that we will pay any dividends in the foreseeable future.

10. There has been no prior market for our stock, and there may only be limited ways to transfer your shares. No prior market has existed for our securities, and we can't assure you that a market will develop subsequent to this offering. You must be fully aware of the long-term nature of an investment in the Company. The Shares are being offered and sold pursuant to Regulation A promulgated by the Securities and Exchange Commission under the Securities Act of 1933, as amended (the "Act") and similar provisions of applicable state laws. While it is our intent to apply for listing of the Shares for trading on the Over the Counter Pink Sheets Market, we can't assure you that we will be successful in such application or, that if we are successful, that a market for our common stock will ever develop or continue on the Pink Sheets or other exchange, purchasers of Shares will need to bear the economic risk of the investment for an indefinite period of time. Ownership of the Shares must be considered a long-term, non-liquid investment. Prospective investors will be required to represent in writing that they are purchasing the Shares for their own account, for long-term investment only, and not with a view towards resale, fractionalization, division, or distribution.

11. There is No Minimum Number of Shares we have to sell in this Offering. We are making this offering on a "best efforts, no minimum basis." What this means is that all the net proceeds from this Offering will be immediately available for use by us and we don't have to wait until a minimum number of Shares have been sold to keep the proceeds from any sales. We can't assure you that subscriptions for the entire Offering will be obtained. We have the right to terminate the offering of the Shares at any time, regardless of the number of Shares we have sold since there is no minimum subscription requirement. Our ability to meet our financial obligations and cash needs and to achieve our objectives could be adversely affected if the entire offering of Shares is not fully subscribed for.

12. State Blue Sky registration; potential limitations on resale of the shares. The holders of our shares of common stock and persons who desire to purchase them in any trading market that might develop in the future should be aware that there may be significant state law restrictions upon the ability of investors to resell our securities. Accordingly, investors should consider the secondary market for the Company's securities to be a limited one. It is the intention of our management to seek coverage and publication of information regarding the Company in an accepted publication which permits a "manual exemption." This manual exemption permits a security to be distributed in a particular state without being registered if the company issuing the security has a listing for that security in a securities manual recognized by the state. However, it is not enough for the security to be listed in a recognized manual. The listing entry must contain (1) the names of issuers, officers, and directors, (2) an issuer's balance sheet, and (3) a profit and loss statement for either the fiscal year

preceding the balance sheet or for the most recent fiscal year of operations. Furthermore, the manual exemption is a nonissuer exemption restricted to secondary trading transactions, making it unavailable for issuers selling newly issued securities. Most of the accepted manuals are those published in Standard and Poor's, Moody's Investor Service, Fitch's Investment Service, and Best's Insurance Reports, and many states expressly recognize these manuals. A smaller number of states declare that they 'recognize securities manuals' but do not specify the recognized manuals. The following states do not have any provisions and therefore do not expressly recognize the manual exemption: Alabama, Georgia, Illinois, Kentucky, Louisiana, Montana, South Dakota, Tennessee, Vermont and Wisconsin.

13. Investors in Casino Players' shares will suffer immediate and substantial dilution from the price they pay for the shares. Investors in Casino Rated Players shares will acquire a minority interest in Casino Rated Players, but will make a substantially greater financial investment than will the existing stockholders an immediate loss of value in the event Casino Rated Players were to be liquidated and the entire net tangible book value were to be available for distribution to the common stockholders. At December 31, 2005, Casino Players net negative tangible book value was a negative $74,591 or $(.0025) per share of common stock, with approximately 29,300,000 shares, issued and outstanding. Net tangible book value per share represents total tangible assets, less total liabilities, divided by the number of shares of common stock outstanding. Assuming the sale of all 8 million shares offered by Casino Players under this Offering Statement at a public offering price of $.25 per share, of which there is no assurance, and after deducting the estimated expenses of this offering, Casino Players' pro forma net tangible book value at December 31, 2005, would have been $915,409, or $.0278 per share of common stock, with 37,300,000 shares issued and outstanding. This represents an immediate increase in net tangible book value of $.025 per share to existing stockholders and an immediate dilution of $..002 per share to new investors participating in this offering. If Casino Players actually sells less than the full 8 million shares it is offering, the dilution to purchasers will increase proportionately.

14. Sales of a substantial amount our common stock in the future could cause our stock price to fall. Some stockholders hold a substantial number of shares of our common stock that have not yet been sold in the public market. Sales of a substantial number of shares of our common stock within a short period of time in the future could impair our ability to raise capital through the sale of additional debt or stock and /or cause our stock price to fall. Typically, if the market for a company's stock is not highly liquid and the holder of a substantial number of shares attempts to sell quickly a large number of shares, the price for the shares will decrease, sometimes at a rapid rate. In this situation, potential equity or convertible debt funders to the Company may be reluctant to provide financing since the value of their equity rights might decrease substantially.

15. The trading price of our common stock could entail additional regulatory requirements which may negatively affect the trading. If our shares are listed and commence trading on the Pink Sheets, the trading price of our common stock will be

below $5.00 per share. As a result of this price level, trading in our common stock would be subject to the requirements of certain rules promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). These rules require additional disclosure by broker-dealers in connection with any trades generally involving any non-NASDAQ equity security that has a market price of less than $5.00 per share, subject to certain exceptions. Such rules require the delivery, before any penny stock transaction, of a disclosure schedule explaining the penny stock market and the risks associated therewith, and impose various sales practice requirements on broker-dealers who sell penny stocks to persons other than established customers and accredited investors (generally institutions). For these types of transactions, the broker-dealer must determine the suitability of the penny stock for the purchaser and receive the purchaser's written consent to the transaction before sale. The additional burdens imposed upon broker-dealers by such requirements may discourage broker-dealers from effecting transactions in our common stock. As a consequence, the market liquidity of our common stock could be severely affected or limited by these regulatory requirements.

16. Casino Players has issued additional stock which, although not offered under this Offering Statement and presently ineligible for sale to the public, can be sold into the public market in the future and depress the market price for Casino Players stock. As of the date of this Offering Statement, there are 29,300,000 shares of Casino Rated Players common stock issued and outstanding. 6,000,000 of those shares are offered for sale to the public under this Offering Statement, leaving 23,300,000 shares available for sale into the public market at some time in the future. These sales may take place under a future registration statement or, after stock has been outstanding for more than one year, pursuant to Rule 144, which places a limit on how many shares can be sold by an individual in a three month period, and imposes other requirements on the sale. The bulk of these shares become eligible for sale under Rule 144, subject to the individual volume limitations on sales during a three month period, beginning September 2006. Each of the holders of these shares, who are Casino Players directors and officers, could begin selling approximately 290,000 shares into the market every three months after that date, subject to satisfying the notice, transaction and public information requirements of the Rule. Beginning in September 2007, these shares can be sold without restrictions or limitations, assuming the holders are at that time no longer affiliates of Casino Players. The introduction of these shares, even in limited quantities, into the market place could result in a decline in the market price for Casino Players common stock as a result of supply exceeding demand.

17. Sales by Selling Security Holders. As there is no market for our common stock, the shares being offered for resale by selling shareholders will be offered and sold at the fixed price of $0.25 per share for the duration of this offering or until the shares become quoted on a securities market such as the Over the counter Bulletin Board or securities exchange. After qualification of this Form 1-A, the Company will not be a "reporting company" under the Securities Exchange Act of 1934, and, accordingly, its securities will not be eligible for quotation on the OTCBB or an exchange until such time that it becomes a reporting company.

Item 4. Plan of Distribution

Commencing on April 1, 2006, or such later time that this offering has been qualified by the Securities and Exchange Commission, Casino Players is offering for sale, on a "best-efforts" no minimum basis, 8,000,000 shares of its common stock and selling security holders are offering 6,000,000 shares of Casino Players common stock under this Offering Statement. Casino Players does not have any plan, agreement or understanding with the selling security holders regarding the coordination of its offering with theirs. Casino Players plans to recruit a securities broker-dealer to apply for authority to publish quotations for Casino Players stock on the Pink Sheets quotation system. In the event Casino Players or any of the selling security holders is able to engage an underwriter, Casino Players will be obligated to amend this Offering Statement to identify the underwriter and disclose the terms of the underwriter's compensation and disclose any change in the plan of distribution.

We will manage the offering without an underwriter. The shares will be offered and sold by our officers and directors, who will receive no sales commissions or other compensation in connection with the offering, except for reimbursement of reasonable expenses actually incurred in connection with such activities. None of our officers and directors nor any other associated person is an associated person of a broker or dealer or subject to any statutory disqualification as defined in Section 3(a)(39) of the Securities Act, nor will any such person be compensated in connection with his participation in the offering, which participation will be limited to distributing this prospectus or other written communication by mail or other means that does not involve oral solicitation, responding to inquiries of prospective purchasers with information contained herein and performing ministerial and clerical work involved in effecting sales transactions.

There will be no escrow of subscription funds, and any funds will be immediately available to us. If we terminate the offering, we will promptly refund any subscription payments within 5 days to subscribers, without any deduction or any interest.

No officer, director, employee or affiliates of the Company may purchase shares.

We will pay all expenses of the offering statement including, but not limited to, legal, accounting, printing and mailing fees, estimated at $20,000. We will pay cash expenses from our cash balance and from related party loans.

SALES BY CASINO PLAYERS

Casino Players is offering 8 million shares of its common stock in a self-underwritten, public offering. These shares will be offered by its officers and directors, as part of their normal duties, who will not be compensated for making such sales, apart from their executive salaries. None of the directors and officers have ever been affiliated with or employed by a securities broker-dealer. Casino Players may also sell shares outside the United States in the event the opportunity arises to make foreign sales.

Casino Players plans to sell the shares directly to investors at a price of $0.25 per share; however, there is no assurance Casino Players will be able sell all or any of these shares. Casino Players may also issue shares as consideration for acquisitions or as compensation for services. At the date of this Offering Circular, Casino Players does not have any agreement, arrangement or understanding with any securities broker-dealer regarding distribution of the shares. The Company does not intend to register as a broker-dealer or issuer-dealer under the state laws of all states where we are offering the shares.

The common shares are being offered by Mr. Forhan and Mr. Fahoome. These officers will solicit prospective investors through personal contact only. There will be no direct mailings. The Company will not use sales materials in promoting the sales of shares pursuant to this offering circular. The only materials to be provided to prospective investors will be this offering circular and a subscription agreement. These officers will be relying on the safe harbor in Rule 3a4-1 of the Securities Exchange Act of 1934 to sell the common shares. No sales commission will be paid for common shares sold by these persons, nor are any of them subject to statutory disqualification nor are any an associated person of a broker or dealer. Additionally, these persons primarily perform substantial duties on behalf of the Company otherwise than in connection with transactions in securities. None of these persons was either a broker or dealer or an associated person of a broker or dealer within the preceding 12 months and has not participated in selling an offering of securities for any issuer more than once every 12 months other than in reliance on paragraph (a)4(i) or (a)4(iii) of Rule 3a4-1 of the Securities Exchange Act of 1934.

Subscription proceeds will be deposited directly with the Company, and no escrow arrangement will be utilized. Such proceeds will be available for immediate use by the Company, subject to rescission rights by certain state residents. No minimum number of Shares must be sold in order for the Company to use subscription funds.

SALES BY SELLING SECURITY HOLDERS

Selling security holders are offering 6,000,000 shares of Casino Player's common stock under this Offering Circular at a price of $0.25 per share. The selling security holders may sell the shares from time to time directly to purchasers or through underwriters, broker-dealers or agents who may receive compensation in the form of discounts, concessions or commissions from the selling stockholders or from the purchasers. These discounts, concessions or commissions may be in excess of those customary in the types of transactions involved. Casino Players will not receive any proceeds from the sale of the shares by selling security holders.

The shares may be sold in one or more transactions at fixed prices until a public market develops, at prevailing market prices at the time of sale after a public market develops, at prices related to prevailing market prices, a varying prices determined at the time of sale, or at negotiated prices.

The aggregate proceeds to the selling security holders from the sale of the shares offered by them will be the purchase price of the shares less discounts, concessions and commissions, if any. The selling security holders reserve the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of the shares to be made directly or through agents.

In order to comply with the securities laws of some states, if applicable, the shares may be sold in these jurisdictions only through registered or licensed securities brokers or dealers. In addition, in some states, the shares may not be sold unless they have been registered or qualified for sale or an exemption from registration or qualification requirements is available and has been complied with.

The selling security holders and any underwriters, broker-dealers or agents who participate in the sale of the shares may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act. Any discounts, concessions, commissions or profit they earn on any re-sales of the shares may be underwriting discounts or commissions under the Securities Act. Selling security holders and their agents who are "underwriters" within the meaning of Section 2(11) of the Securities Act will be subject to the Offering Statement delivery requirements of the Act. Casino Players has advised the selling security holders that they or persons acting on their behalf are required to deliver a copy of this Offering Statement when making sales of the shares.

In addition, any shares covered by this Offering Circular which also qualify for sale pursuant to Rule 144 of the Securities Act may be sold under Rule 144 rather than pursuant to this Offering Circular. A selling security holders may transfer, devise or gift his shares by other means not described in this Offering Circular.

To the extent required, the specific shares to be sold, the purchase prices and the public offering prices, the name of any agent, dealer or underwriter and any applicable discounts or commissions with respect to a particular offer or sale will be set forth in accompanying supplement or, if appropriate, in a post-effective amendment to this Offering Circular.

This offering of the shares for resale by the selling security holders will begin on the date of this Offering Circular and continue as long as this Offering Circular is in effect or until the selling security holders have sold all of their shares, whichever occurs first. If required, Casino Players will distribute a supplement to this Offering Circular or amend this Offering Circular in part to describe material changes to the terms of the offering.

Casino Players is paying all of the costs for qualifying the shares for resale by the selling security holders. These expenses include the SEC's filing fees and filing fees under state securities or "blue sky" laws. The selling security holders will pay all underwriting discounts, commissions, transfer taxes and other expenses associated with their resale of the shares.

Name of Selling Shareholder	Shares Owned Before Offering	% owned before offering	Shares Offered by this Prospectus	Shares Owned After Offering	% Owned After Offering (3)
iVest Investments, LLC, a Colorado limited liability company (1)	2,900,000	9.9%	2,900,000	0	0%
Double Diamond Investments, Inc., a Nevada corporation (2)	2,200,000	7.6%	2,200,000	0	0%
David Dreslin	200,000	Less than 1%	200,000	0	0%
David Scott	2,000,000	5%	700,000	0	0%

(1) J. Bennett Grocock has ultimate voting and dispositive control of these shares.
(2) Mark Kaley has ultimate voting and dispositive control of these shares.
(3) Assumes the sale of shares held by selling shareholders.

LISTING OF SHARES

There is currently no active trading market for our common stock, and such a market may not develop or be sustained. We currently plan to have our common stock quoted on the Pink Sheets quotation system, subject to the qualification of this Offering Circular. In addition, a market maker will be required to file a Form 15c-211 with the National Association of Securities Dealers Inc. before the market maker will be able to make a market in our shares of common stock. At the date hereof, we are not aware that any market maker has any such intention.

We cannot provide our investors with any assurance that our common stock will be traded on the Pink Sheets or, if traded, that a public market will materialize. Further, the Pink Sheets is not a listing service or exchange, but is instead a dealer quotation service for subscribing members. If our common stock is not quoted on the Pink Sheets or if a public market for our common stock does not develop, then investors may not be able to resell the shares of our common stock that they have purchased and may lose all of their investment.

Item 5.Use of Proceeds to Issuer

Casino Players will receive net proceeds of approximately $1,990,000, assuming it is able to sell all of the shares it is offering in the Offering Statement and after the payment of expenses of this offering, estimated at $10,000. We do not have any agreement, arrangement or understanding with any securities broker-dealer for sale of the Shares. See, "Plan of Distribution". There is no assurance Casino Players will be able to sell any of the shares.

The following table sets forth Casino Player's intended uses of the net proceeds, assuming the sale of all of the Shares.

Advertising/Branding (1)	$220,000
Marketing(2)	$380,000
Web Site Improvements (3)	$10,000
Professional Fees(4)	$75,000
Salaries (5)	$250,000
Working Capital(6)	$1,065,000

(1) Advertising/Branding. We will spend $220,000 on Internet Banner Ads listed on Google, Yahoo, various Internet online gaming sites, Poker websites and print ads in the sport pages promoting Free Rooms for qualified Players and Poker Cruises sailing in the Caribbean, with an estimated budget of $18,333/month.

(2) Marketing. We will allocate funds among (i) Direct mail Post Cards to 2,000 past travelers per month, (ii) Cable TV promoting Poker Caribbean Cruises to 2 Florida markets running total of 500 ads in 2006, (iii) Newspaper Travel Section advertisements in 5 markets for 48 weeks with 6 inch ads, (iv) Internet Banner Ads on AOL, and (v) 200,000 Internet Pop-Unders per month targeted to Internet Gaming sites, with an estimated budget of $17,000 per month.

3. Website Improvement. Estimated cost at $10,000.

4. Professional Fees. We estimate cost of auditor and attorney fees at $75,000/year.

5. Salaries. Depending on the total raised by this offering, we will staff up administratively as needs require.

6. Working Capital. Represents all general and administrative costs, including wages, office rent, phones, and an acquisition of 1 or more Casino Rep Companies. This will also serve as a reserve.

Casino Players expects the net proceeds from the sale of twenty-five percent of the shares will sustain its operations for a period of twelve months. Revenues generated during this period could extend the period over which Casino Players can use the net proceeds; however, we have sustained net losses since inception in 2005, which means in the past we have been unable to generate positive cash flows to finance the business. There is no assurance that the net proceeds will be received in time to meet Casino Player's needs. Casino Player's board of directors reserves the right to reallocate the use of proceeds to meet unforeseen events. Pending their use, Casino Players may deposit proceeds in commercial bank accounts or invest them in money market funds for short term government obligations.

$61,500 of deferred compensation is due to Mr. Fahoome for 2005 salary, and $21,000 in deferred compensation is due to Mr. Forhan for services noted in 12/31/2005 financials; $247 is also owed to Mr. Forhan for money he advanced for organizational fees.

Listed below are the estimated Use Funds based on the percent of money raised

	25%	50%	75%	100%
Total Funding:	$497,500	$995,000	$1,492,000	$1,990,000
Advertise/Branding	$120,000	$240,000	$400,000	$600,000
Gen. Admin Expense	$215,000	$460,000	$730,000	$1,000,000
Other Working Capital	$162,500	$295,000	$362,000	$390,000

Item 6. Description of Business

Casino Players, Inc. was formed on July 19, 2005, as a Nevada corporation. We are an online travel and casino representative company (Casino Rep) that conducts business under the trade name and service mark "Casino Rated Players." We offer free casino resort rooms to qualified gamblers. Our business plan is to acquire Casino Rep Companies and market their products to Poker and Casino Players in the USA.

The first acquisition was the assets of Casino Rated Players, Inc. (CRP), a former Casino Rep Company. We acquired licenses with 25 Casinos in North America. On September 30, 2005, we closed on this purchase and paid 4,000,000 shares of restricted common stock to the owner of CRP, Invicta Group, Inc. CRP's sales for the first 7 months 2005 were $138,616 with losses of $85,179. We began operations of this business on Oct 1, 2005, and received $7,755 of commission revenues for the 4th Qtr 2005. Independent directors of Invicta negotiated on behalf of Invicta, and Mr. Fahoome and Mr. Forhan negotiated on behalf of the Company.

Invicta had not invested any money into CRP in 2005 and decided it did not have the funds or interest to invest and grow the business; therefore they were either going to close CRP or find a buyer. Invicta had an investment of $46,082 in CRP and a liability of $43,000 for Deferred Compensation. The shares of our common stock issued to purchase these assets are restricted, were valued at $400 at closing, but will have no practical value until we can complete equity funding and thereafter implement our business plan. Invicta's board reasoned that 4 million shares of the Company could return $40,000 to $1,000,000 to Invicta's shareholders (assuming the

Company becomes publicly traded and has a stock value of $.01 to $.25 per share).

The total transaction was valued at $43,400 (4,000,000 shares of the Company's stock valued at $400, and the assumption of the Company's deferred compensation liability of $43,000). Since the transaction was between entities with common control, the transaction will be accounted for using the historical cost of net assets. The result of this purchase was for the Company to establish a negative equity balance of $43,400.

We are focusing our marketing efforts on smaller stakes casino gamblers and their friends and families. There are not as many "High Rollers" as there are "Low Rollers." Therefore, we have focused our market on these small stakes players. The majority of today's players gamble as a form of entertainment and expect losses. The Casinos today recognize this fact as table games are being replaced with more slot machines. For example, Harrah's Atlantic City has 95% slot play and the hotel is full of people who play nothing but slots; also the Indian reservation casinos offer 100% slot play that generates $75 and more in daily revenues per player.

Our targeted customer is anyone in the USA that has a thirst for gambling entertainment and a budget to lose $200 a day or more. Casinos have determined that the average player will lose $75 to $100 a day, yet more players each year gamble.

A Casino Rep must qualify for a gaming license in every state that offers gambling and then with a respective casino resort that is offering a commission for delivering eligible players to their property. Once a Casino Rep is licensed with a casino resort, it may request free rooms or suites for qualified Players and receive a commission from the play. There are over 800 Casino Rep companies in the USA that are licensed in one or more states, each receiving a commission from the licensed casino resort. Casino Resorts utilize individuals Reps to market their casino play to High and Low Rollers and pay a commission to licensed individuals and companies that send qualified Players. An individual must have a financial and personal background approval, including references of strong character, by each state or Government that has legalized gambling, The objective is to keep the image of the Gaming Industry clean and to assure Casino Resorts that a thorough investigation has been completed. The Casino will also do its own personal investigation of a potential Casino Rep, even though the state has approved the individual to receive commissions from a licensed Casino Resort. An annual fee is charged by the state ranging from $700 in Nevada to $800 in Mississippi and is renewable annually when the Rep pays a renewal fee and receives a new favorable background check from his local police department. The Company's President, Joe Fahoome, has licenses in: Nevada, New Jersey, Connecticut, and the Bahamas, and William Forhan is licensed in St. Kitts, the Bahamas and Nevada. The Company needs at least one officer to be licensed to qualify for commissions from Casino Resorts. The licenses were obtained by completing each state's due diligence forms and receiving a background report from a local police department. Attached as exhibits are copies of these licenses.

Qualification for free rooms typically is based on a gambler's having to play table games or slot machines for a minimum of 4 hours per day, with average hands between $50-$150 for table games and $1-$5 for slot machine play. We market via Email and PopUp ads online to gaming players that are online gamblers. We primarily target the smaller stakes player who does not have the financial clout to request free rooms at many casino destinations.

Casino Players has a data base of qualified players to whom we offer free rooms, meals, and transportation. We also will subscribe to additional data bases once we have financial resources to do so. We target these players via direct mail and personal phone calls. We offer gamblers with a history of legal gaming activity the opportunity to visit casino properties in the United States and the Caribbean and to obtain complimentary rooms, meals and other services. The availability and extent of complimentary products and services is dependent upon the gaming history of the player. In general, Casino Players is compensated by the casino resort based upon a percentage of the players' betting activity. The percentage of our compensation varies from casino to casino, but generally averages between ten and fifteen percent of the players' estimated average bet per hand multiplied by the estimated number of hands per hour of play in domestic casinos, and ten to fifteen percent of the players' estimated losses at Caribbean casinos. Casinos do not deduct the cost incurred to obtain a Player from a Casino Rep's commission. If a Player visits a Caribbean Casino and becomes a winner, the Casino pays the Rep a flat fee of $50-$100 for delivering the Player to the Casino.

The casinos have no recourse against us if the players we provide them don't gamble at the levels expected, but if, over time, the casinos don't feel they are getting sufficient revenue from our efforts, they can limit the number of discounted rooms available to us, which would have a material impact on our business model. The Casino will often take a Rep company's reference for a new Player and provide him a complimentary room. Traditionally, a Casino does not offer anything free to an unknown Player, but will offer the Player an opportunity to Play to Qualify. The Casino will offer a Casino rate for a room (normally 50% off the rate a non player pays, for a maximum of 3 nights). The Player checks into the Casino with a credit card with the understanding he will be charged a Casino Room Rate if he/she does not qualify for a free room. The Casino will have a Player's rating ready for early morning check out, and, if they played for the minimum qualifications, they will receive a complimentary room and are invited back for a free room in the future. If the Player qualifies, the Company receives its commission, and if the Player does not qualify, then nothing is paid to the Company and the Player pays for the room.

Joe Fahoome is licensed at 14 of Harrah's Casino's, Nassau Bahamas Crystal Palace and Atlantis, Foxwoods Casino located in Connecticutt, and Trump Plaza Casino in Atlantic City. Bill Forhan is licensed at Las Vegas' Monte Carlo, both Nassau casinos, and St. Kitt's Royal Casino.

Casino Players is also targeting to acquire several other strategically located Casino Rep companies in an effort to increase revenues and clout with casino resorts. We can negotiate better commissions based on increased volume and quality of referred players. Casino Resorts pay commissions ranging from 10 to 15 percent of theoretical (Casino term meaning measurement of Player's play determined by multiplying hours played times average bet: 4 hours x $100 table bet = 400 Theo). A Rep normally promotes 1 Casino in a city so he can generate higher commissions from the Casino. We would like to acquire a few Rep companies each year to increase commissions and revenues without generating any additional cost to send more Players. We have talked to one Rep company informally and they have an interest in our business plan, but we have not pursued an acquisition due to lack of capital. Any acquisition likely will require that we have success in this offering.

We are interested in acquiring 1 to 3 Casino Rep Companies a year and intend to use available cash and newly issued shares of common or preferred stock to pay for the acquisitions. The Casino Industry has over 800 Casino Rep Companies, and, to date, a consolidation has never been done in this industry. There are several reasons to acquire Casino Rep Companies: increased revenues and profits for us, more clout with Casino Resorts resulting in higher commissions, entry into new marketplaces (Rep Companies have exclusive territories to market in), plus acquired Rep Companies will send Players to our sponsored Poker Tournaments on Caribbean Cruises. We intend to contact Rep Companies that are referred by Casinos and that our officers already know. CPI will not limit our targeted acquisitions by location, we will target only profitable companies that have management that we fell we can trust to grow our business.

The Company has approval with one major cruise line to operate Poker Tournaments to all guests and also to Poker Players that reserve cruise ship cabins through our web site for certain 4-7 night Caribbean cruises. We will bring our own poker tables and dealers to operate these Tournaments. We have an agreement to operate Poker Tournament on the Celebrity Zenith departing from Miami to the Caribbean offering two 5 night and one 4 night itinerary. The Tournaments will be played in the card room using four Poker Tables for 10 Players and a dealer. The dealer will be an employee of the Company and we will be responsible to pay the cruise line for all cabins used. The dealers will be compensated for wages and all tips are his/her to keep. We will have no risk of losses to run the Mini Tournaments: the winner's money is a portion of the money paid to buy into the game. A Mini Tournament is played with a table of 8-10 Players and is over when one Player has all of the chips (about 1 hour). The Mini Tournament is available to all passengers on board. Our revenue is generated from each Poker Player's Buy-In and the commission earned for cabins sold to the public. Our expense is our cost for marketing expenses, dealer's wages and cabins. We will pay the cruise line a fee based on revenues generated on each sailing. We will not need a license to operate Poker Tournaments. We also have the opportunity to offer free cabins to qualified Casino Players and receive a percentage of their losses; if they win, we receive zero compensation from the Casino.

In July, 2005, the Company purchased all of the assets of Casino Rated Players, Inc., a subsidiary of Invicta Group, Inc., in exchange for issuing to Invicta 4,000,000 shares of the Company's common restricted stock. These assets included the name "Casino Rated Players," the website www.casinoratedplayers.com, and a data base of former customers and players. This transaction was negotiated principally by William G. Forhan, the CEO of both Invicta and the Company, as part of a series of transactions being undertaken by Invicta to liquidate itself of under/non-performing assets. The Company issued to Invicta 4,000,000 shares of its restricted common stock as the purchase price for these assets, which have no tangible value. There was no material effect on either IVGA or the Company from this transaction. Mr. Forhan and David Scott, both officers and directors of Invicta, are affiliates of the Company, but received no compensation or benefit from this transaction. A copy of the acquisition agreement is attached as an Exhibit.

CasinoRatedPlayers.com

At our website, users can view and compare air fares and book airplane tickets, hotel rooms, car rentals, cruises and vacation packages, and Qualified Players may request free rooms at a participating casino resort. As the on-line travel services industry continues to evolve and mature, Casino Players believes consumers will increase their patronage of easy-to-use web sites that provide a broad range of travel services including: airline transportation, accommodations, travel packages, as well as the ability to request free rooms for qualified players. We have targeted this niche audience to focus our marketing efforts on an ever-growing segment of the population.

Visitors to our website are greeted by a home page from which they can select the type of travel product they desire. By clicking the desired menu item, visitors are guided through a series of screens that enable them to select the particular travel product(s) they are seeking and dates on which they desire to travel. Once the desired selections are made, visitors can obtain pricing information and make reservations for their selections. Payment can be made by most major credit cards.

Marketing

Our marketing plan includes direct mail letters and post cards to our database of over 10,000 past customers; weekly advertising in the travel section of Sunday newspapers; email to purchased opt-in databases of gamblers; and Pop-Up and Pop Under ads of online casinos and gaming sites. Our database is only available to us. The database has grown to over 10,000 people from Joe Fahoome's Casino Rep Company that was headquartered in Detroit, Michigan. Joe Fahoome has an additional database of over 15,000 past tour and travel customers and 200 Players that he did business with in the past 5 years. Mr. Fahoome co-owned a Casino Rep Company in Detroit for 25 years and operated Tour and Travel packages to Las Vegas, Nassau, and Atlantic City. He also sent Players to Casino Resorts in those locations. Joe Fahoome's company, VIP Junkets Inc., was dissolved on June 30, 2004.

Our marketing will include internet Email to Gamblers, we will lease the list and hire the Broadcasting Company to send Emails to Gamblers that have Opt-in for gaming information to be sent to their respective addresses. We have used 2 Broadcast Companies in the past and will continue to use Emails and Pop up Ads to market our services with these companies and their competitors. Through our affiliation with certain casinos, we offer free rooms to qualified players, discounted rooms to players that try to qualify for free rooms, and poker cruises that sail 4-7 nights in the Caribbean. We use the services of companies that specialize in Email Internet Broadcasting to send Email invitations to a leased database of opt-in Gamblers that are seeking Gaming invitations to visit Casinos. We also use the same companies to generate Banner Ads and Broadcast Pop-Ups to individuals that gamble online. We believe an online Player is also interested in enjoying the excitement of a Casino Resort environment, especially if they can receive a free room or a Casino Rate that offers the Player an opportunity to earn a free room (Play to Qualify). We rely on their suppliers (Internet Broadcasting Company) to get past ad blockers and filters. We have not used a company for Pop Ups, but intend to contract for 200,000 Pop-Ups per month to online gamblers, offering free rooms at Casino Resorts. If we are successful we will increase the Pop-Ups to 400,000 to 1 million/month based on our anticipated cost on $1,000 for every 50,000 Pop-Ups that appear.

We learn of a Player's gaming history by asking the potential Player a series of questions and then contacting the Casino at which the Player claims he should receive complimentary rooms, to verify his/her playing history. The Casinos also have a service for verification of a Player's credit and playing trends, which is checked by using the Player's name, address, and birth date. The service is not available to Casino Rep companies directly, so we must contact the Casino for verification. The Casino determines the play of the Player and prepares a report to the Casino Rep Company that verifies the average bet, hours played, amount won or lost and commission due to the Casino Rep. The Report is generated by visually observing and monitoring of Table Games (craps, blackjack roulette, etc) and the Slot Play is measured by the slot machine computer chip by the minute. The complimentary room policy is also available directly from the Casino Resort since the Casino's marketing department is constantly soliciting Players to visit their Casino by offering free rooms as a motivation to Play at the Casino where they stay instead of going to other casinos. The Casinos are trying to increase their database of Players. The Casino Rep's commissions are protected by the Casino if the Player was delivered by a Casino Rep and the Player has been to the Casino in the past 12 months. We also intend to start marketing Poker Cruises on Celebrity Cruise Line's 1400 passenger ship Zenith.

Competition

We face competition primarily from Casino Resorts themselves. The casinos have databases tracking players at their casinos and offer free rooms when rooms are available. They may also contact Casino Players' customers directly, if they have not traveled to the respective casino in the past 12 months. Other Casino Rep companies are also our competitors, but they normally contact players from their respective territories based on their corporate locale.

Casinos like Harrah's and MGM Grand have multiple locations through out the USA and they consolidate their Player Development names from each Casino and will target direct mail promotions to the qualified Players offering more amenities then a Rep Company can offer (free dinner shows, wine with meals, larger rooms and suites). We do not have our own Loyalty Program, but our Players will also receive points from the Casino when appearing as our customers. We also offer more locations to visit in the Caribbean Islands and independent Casinos like Foxwoods in Connecticut. We have agreements with the Casino Resorts that allow us to keep our Players for 1 year, whether the Player contacts the Casino directly or the Casino obtains a Player from a marketing campaign. The Player receives a code that remains with him. The other primary competition that we face is other Casino Rep Companies; however, most do not market outside of their territory.

Our Products and Services

We offer discounted casino tour packages to website customers, and complimentary rooms and suites to qualified players. We create our own Casino Tour and Travel packages to Bally's Las Vegas Casino that includes: hotel room, transfers from Las Vegas International airport to hotel, bags in and out, 2 buffet meals,1 ticket to Las Vegas show Jubilee, $25 match play coupon, air transportation optional and discounted Wine/Spa/and other coupons.

We do not use a 3rd party website for our customers' use.

We are not dependent on any one customer or supplier. We need the licenses with Harrah's Casinos to send Players and earn commissions at 14 Casinos. If we lost our license with Harrah's, we would seek similar license from competitive Casinos in the marketplaces desired, or join MGM Grand and compete with Harrah's.

Employees

Casino Players currently employs two executive officers and one part-time employee. Casino Players may add as many as twenty additional full time employees, subject to sale of the shares offered by this circular, in order to fully staff its operations. We will hire additional staff as needed. We plan to hire reservation staff to support the phone calls received for reservations for Casino Packages, Poker Cruises, internet emails from Players seeking free rooms at Casino Resorts, plus we'll hire general administrative staff, 1-2 accountants, 1 webmaster, 1 Director of Marketing, and 1 Controller.

We have not spent any money to develop our website. We are currently updating the "Casino Rated Players" website and have hired a webmaster, at estimated cost of $8,000. We will lease customer databases from Internet Broadcasting Companies for Emails and Pop Ups, at the cost for Pop-ups at $1,000 per 50,000 Pop ups and Email cost of $3,000 per 1 million opt-in gamblers.

Offices

Casino Players leases approximately 1,000 square feet of office space at 1000 S. Ocean Blvd., Suite 15P, Pompano Beach, Florida 33062. This facility is adequate for our current operations; however, as our business expands, we will need additional space. In addition, we have leased an office in Southfield, Michigan. The Southfield office lease is for a year term and will terminate August 31, 2006. We share office space and sublet approximately 400 square feet and have use of the Conference room as needed. The cost is $150/month. The space used in Pompano Beach is temporary, and we plan to move into 800- 1,000 square feet offices in the near future.

Plan of Operation

Casino Players Inc (CPI) plan of operations is targeted to Casino low rollers that are seeking free hotel rooms and Poker Players that want the excitement of a Caribbean Cruise and play in Poker Mini Tournaments.

The Operations of the company will consist of administrative staff handling internet emails and telephone calls from potential players. The size of the staff is respective to the success of the marketing results derived from Marketing and Advertising/Branding investment. The company will use $423,996 of equity funds raised if 50% or more of the Offering is completed as follows:

(1) Advertising/Branding. We will spend $220,000 on Internet Banner Ads listed on Google, Yahoo, various Internet online gaming sites, Poker websites and print ads in the sport pages promoting Free Rooms for qualified Players and Poker Cruises sailing in the Caribbean, with an estimated budget of $18,333/month.

(2) Marketing. We will allocate funds among (i) Direct mail Post Cards to 2,000 past travelers per month, (ii) Cable TV promoting Poker Caribbean Cruises to 2 Florida markets running total of 500 ads in 2006, (iii) Newspaper Travel Section advertisements in 5 markets for 48 weeks with 6 inch ads, (iv) Internet Banner Ads on AOL, and (v) 200,000 Internet Pop-Unders per month targeted to Internet Gaming sites, with an estimated budget of $17,000 per month.

Staff will also include management, accounting/finance, and webmaster for updating website and creating online Banners and links to our advertising suppliers.

Casino Players expects the net proceeds from the sale of twenty-five percent of the shares will sustain its operations for a period of twelve months; reducing Marketing and Advertising/Branding to $18,500/month for a total reduced overhead down to $38,500/month. Revenues generated during this period could extend the period over which Casino Players can use the net proceeds.

Item 8. Directors, Executive Officers and Significant Employees

The stockholders of Casino Players elect the directors at the annual meeting to serve for one year and until their successors are elected and qualify. Directors do not receive compensation for serving as directors. Officers are elected by the board of directors and their terms of office are, except as otherwise stated in employment contracts, at the discretion of the board of directors

The following table includes the names, ages, positions held and terms of office of Casino Players executive officers and directors.

NAME	AGE	POSITION	DIRECTOR SINCE
William G. Forhan	60	Chief Executive Officer, and Director	Jan 5, 2000
Joe Fahoome	55	President and Director	August 1, 2004

William G. Forhan, Chief Executive Officer, Founder and director. From January 5, 2004 until the present, he has served as director, CEO and significant stockholder of Invicta Group, Inc. (OTCBB: IVGA), which was owner of a majority of the stock of Casino Rated Players, Inc., our predecessor entity. From June 1, 1999 until January 5, 2000 he served as President of byebyenow.com, Inc., a South Florida-based internet travel company. ByeByeNow.com failed 12 months after Mr. Forhan left the company over a dispute with the board of directors over whether to take this company public. Byebyenow filed Chapter 7 Bankruptcy proceedings. From June 15, 1998 thru December 31, 1999, Mr. Forhan served as President of Aviation Industries Corp. (OTCBB:AVIA), a publicly traded holding company specializing in the travel industry. From January 5, 1994 to January 5, 2000, he served as President and Chief Executive Officer of Casino Airlink Inc, a tour operator operating one Boeing 727 jet aircraft to Biloxi Miss. The company's clients were mostly retirees from Ft Lauderdale, Orlando and St. Petersburg, Florida that purchased 2 and 3 night tour packages that included non-stop flight, breakfast buffet daily, accommodations at a 4 or 5 star Casino Resort, and 1 buffet lunch for an average price of $200 per person. Casino Airlink was closed for 5 days after the 9/11 attack and lost nearly all future deposits for the next 45 days when customers cancelled reservations and their payments were returned 100%. The company was forced to file Chapter 7 due to customers' fear of flying/terrorism and ongoing expenses for aircraft, rooms and G&A expenses. Mr. Forhan was not involved with either company after his departure in January, 2000.

Joe Fahoome, President, Director. He has served as President of Casino Rated Players, Inc, our predecessor, since August 2004. He has Casino Resort contacts in Las Vegas, Atlantic City and the Bahamas. From January 1980 to July 2004, he owned VIP Junkets in Detroit, which offered qualified players free rooms in Las Vegas, Atlantic City and the Bahamas, and tour and travel packages to over

15,000 individuals to gaming destinations. VIP Junkets no longer exists and does compete with Casino Players. Mr. Fahoome brings his contacts from the Gaming Industry (Presidents, VP Casino Marketing, Director Player Development) to us, offers creditability we need along with relationships with customers and suppliers (Casinos).

There are no family relationships between the named officers and directors or any selling shareholder.

Item 9. Remuneration of Directors and Officers

During the last fiscal year, the three highest paid officers or directors were as follows:

Name	Title	Annual Compensation
William G. Forhan	CEO, Director	$84,000
Joseph Fahoome	President, Director	$84,000
All officers and directors as a group		$168,000

Employment Agreements

Casino Players has assumer the employment agreement with Mr. Fahoome for a term of 1 year, terminating August 1, 2006, with automatic annual renewals, unless either Casino Players or the employee elects to terminate the agreement at the end of the initial or any renewal term. Claims under the agreements are to be resolved by arbitration before the American Arbitration Association. Mr. Fahoome's agreement was negotiated by David Scott and William Forhan, officers of Invicta Group, Inc., at the time Invicta owned Casino Rated Players, Inc., our predecessor company. The employment agreement provides for the following non-cash items: health insurance, 4 weeks paid vacation, and 6 days paid personal time off and 6 days paid sick time off per year.

Mr. Forhan also has an employment agreement that terminates on August 1, 2006. Mr. Forhan has received no salary payments but has started recording salary as of October, 2005 as deferred compensation.

Messrs. Forhan and Fahoome added their deferred compensation to our balance sheet increasing December 31, 2005 deferred compensation to a total of $82,500. The Forhan and Fahoome Employment Agreements have essentially identical terms. Salary of $84,000/ year, paid health insurance, 4 week paid vacation, 6 personal and 6 vacation paid days a year, no Bonus or ISOP plan. Forhan will continue to charge his unpaid wages to monthly expenses and Deferred Compensation to Balance Sheet.

No stock was received by any Casino Rated Players, Inc. or Company Officers in 2004 or 2005 as compensation.

Item 10. Security Ownership of Management and Certain Securityholders

Prior to this Offering, the Company had approximately 29,300,000 shares of its Common Stock issued and outstanding. The following table sets forth, as of September 30, 2005, the beneficial ownership of the Company's Common Stock (i) by the only persons who are known by the Company to own beneficially more than 5% of the Company's Common Stock; (ii) by each director of the Company; and (iii) by all directors and officers as a group.

Name of Beneficial Owner	Address	Shares of Common Stock Owned	Percentage of Ownership Before Offering	Percentage of Ownership After Offering (2)
William G. Forhan, director	1000 S. Ocean Blvd Pompano Beach, FL	9,000,000	30.9	24.3
Joseph Fahoome, director	1010 S. Ocean Blvd Pompano Beach FL.	9,000,000	30.9	24.3
David Scott(3)	6500 Collins Ave Miami Bch Fl.	2,000,000	6.9	0
iVest Investments, LLC (3) (4)	255 S. Orange Ave. Ste.1201 Orlando, FL 32801	2,900,000	9.9	0
Double Diamond Investments, Inc. (3)(5)	280 Wekiva Springs Rd., Suite 201 Longwood, FL 32779	2,200,000	7.5	0
Invicta Group, Inc. (1)	1000 S. Ocean Blvd Pompano Beach, FL	4,000,000	13.7	10.8
All officers and directors as a group		18,000,000	62.0	48.6

(1) Invicta Group, Inc., is controlled by a board of directors of 3 persons, one of whom is Mr. Forhan.

(2) Assuming the Company sells all shares offered by this offering.

(3) Assuming selling stockholders sell all shares being registered in this offering.

(4) J. Bennett Grocock, counsel to the Company, controls iVest Investments, LLC, and has full power to vote and dispose of the shares of Company stock held by iVest Investments.

(5) Mark Kaley has ultimate power to vote and dispose of the shares of Company stock held by Double Diamond Investments, Inc.

Item 11. Interest of Management and Others in Certain Transactions

The sale of the assets of Casino Rated Players, Inc. to the Company was negotiated by independent directors of Invicta, and by Mr. Fahoome and Mr. Forhan on behalf of the Company. Invicta had not invested any money into CRP in 2005 and decided it did not have the funds or interest to invest and grow the business; therefore they were either going to close CRP or find a buyer. Invicta had an investment of $46,082 in CRP and a liability of $43,000 for Deferred Compensation. The shares of our common stock issued to purchase these assets are restricted, were valued at $400 at closing, but will have no practical value until we can complete equity funding and thereafter implement our business plan. Invicta's board reasoned that 4 million shares of the Company could return $40,000 to $1,000,000 to Invicta's shareholders (assuming the Company becomes publicly traded and has a stock value of $.01 to $.25 per share). The total transaction was valued at $43,400 (4,000,000 shares of the Company's stock valued at $400, and the assumption of the Company's deferred compensation liability of $43,000). Since the transaction was between entities with common control, the transaction will be accounted for using the historical cost of net assets. The result of this purchase was for the Company to establish a negative equity balance of $43,400. The shares of the Company issued to Messrs Forhan and Fahoome were issued as founder's shares, and the shares issued to Mr. Scott for his consulting services.

We intend to terminate all internet links on our website to Invicta Group and its subsidiaries that offered air line tickets, hotels and tours. We may add another supplier in the future, but the objective is to provide more content to our website vs. generating a little more revenues. The commissions received for booking hotels and airline tickets are very small and not projected in our business plan nor will their loss have any material impact on our business.

Item 12. Securities Being Offered

The following description of the rights and preferences of the Company's capital stock is merely a summary. Each prospective investor should refer to the Company's Articles of Incorporation for a complete description of the Company's capital stock as well as to the applicable statutes of the State of Nevada for a more complete description concerning the rights and liabilities of stockholders. A Copy of the Certificate of Incorporation and Bylaws, as amended to date, are attached hereto as Exhibit "B".

The authorized capital stock of the Company consists of 200 million shares of Common Stock, with a par value of $.0001 per share, of which approximately 29,100,000 shares are issued and outstanding, and 20,000,000 shares of Preferred Stock, with a par value of $.0001 per share, none of which has been issued or is outstanding.

Common Stock

Holders of the Common Stock do not have preemptive rights to purchase additional shares of Common Stock or other subscription rights. The Common Stock carries no conversion rights and is not subject to redemption or to any sinking fund provisions. Upon liquidation or dissolution of the Company, whether voluntary or involuntary, holders of shares of Common Stock are to share equally in the assets of the Company available for distribution to stockholders. The Board of Directors is authorized to issue additional shares of Common Stock, not to exceed the amount authorized by the Company's Articles of Incorporation, on such terms and conditions and for such consideration as the Board may deem appropriate without further stockholder action.

Each holder of Common Stock is entitled to one vote per share on all matters on which such stockholders are entitled to vote. Since the shares of Common Stock do not have cumulative voting rights, the holders of more than 50% of the shares voting for the election of directors can elect all the directors if they choose to do so and, in such event, the holders of the remaining shares will not be able to elect any person to the Board of Directors.

Holders of the Company's Common Stock are entitled to dividends when, as, and if declared by the Board of Directors out of funds legally available therefor. The Company does not anticipate the declaration or payment of any dividends in the foreseeable future. The Company intends to retain earnings, if any, to finance the development and expansion of its business. Future dividend policy will be subject to the discretion of the Board of Directors and will be contingent upon future earnings, if any, the Company's financial condition, capital requirements, general business conditions, and other factors. Therefore, there can be no assurance that any dividends of any kind will ever be paid.

Preferred Stock

The Preferred Stock has been authorized as "blank check" preferred stock with such designations, rights, and preferences as may be determined from time to time by the Board of Directors. Accordingly, the Board of Directors is empowered, without stockholder approval (but subject to applicable government regulatory restrictions), to issue preferred stock with dividend, liquidation, conversion, voting or other rights which could adversely affect the voting power or other rights of the holders of the Company's Common Stock.

The terms, preferences, limitations and relative rights of the Preferred Stock are as follows:

(a) The Board of Directors is expressly authorized at any time and from time to time to provide for the issuance of shares of Preferred Stock in one or more series, with such voting powers, full or limited, but not to exceed one vote per share, or without voting powers, and with such designations, preferences and relative participating, optional or other special rights, qualifications, limitations or restrictions, as shall be fixed and determined in the resolution or resolutions providing for the issuance thereof adopted by the Board of Directors, and as are not stated and expressed in these Articles of Incorporation or any amendment hereto, including (but without limiting the generality of the foregoing) the following:

(i) the distinctive designation of such series and the number of shares which shall constitute such series, which number may be increased (except where otherwise provided by the Board of Directors in creating such series) or decreased (but not below the number of shares thereof then outstanding) from time to time by resolution by the Board of Directors;

(ii) the rate of dividends payable on shares of such series, the times of payment, whether dividends shall be cumulative, the conditions upon which and the date from which such dividends shall be cumulative;

(iii) whether shares of such series can be redeemed, the time or times when, and the price or prices at which shares of such series shall be redeemable, the redemption price, terms and conditions of redemption, and the sinking fund provisions, if any, for the purchase or redemption of such shares;

(iv) the amount payable on shares of such series and the rights of holders of such shares in the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the corporation;

(v) the rights, if any, of the holders of shares of such series to convert such shares into, or exchange such shares for, shares of Common Stock or shares of any other class or series of Preferred Stock and the terms and conditions of such conversion or exchange; and

(vi) the rights, if any, of the holders of shares of such series to vote.

(b) Except in respect of the relative rights and preferences that may be provided by the Board of Directors as hereinbefore provided, all shares of Preferred Stock shall be of equal rank and shall be identical, and each share of a series shall be identical in all respects with the other shares of the same series.

Part F/S
Financial Statements

ACCOUNTANT'S COMPILATION REPORT

Board of Directors
Casino Players, Inc.

We have compiled the accompanying Balance Sheet of Casino Players, Inc. as of October 31, 2005, and the related Statement of Operations and Cash Flows from the period of inception to October 31, 2005 in accordance with standards established by the American Institute of Certified Public Accountants.

A compilation is limited to presenting in the form of financial statements, information that is the representation of management. We have not audited or reviewed the accompanying financial statements and, accordingly, do not express an opinion or any other form of assurance on them.

Dreslin Financial Services

/s/ David Dreslin

Seminole, Florida
November 3, 2005

CASINO PLAYERS, INC.
BALANCE SHEET
October 31, 2005

ASSETS

Current assets:		
Cash and cash equivalents	$	341
Accounts receivable		5,000
Total current assets		5,341
Other assets:		
Intangible assets, net of accumulated amortization of $257		44,143
Total Assets	$	49,484

LIABILITIES AND SHAREHOLDER'S EQUITY

Current liabilities:		
Deferred compensation	$	57,000
Due to shareholder		1,803
Total current liabilities		58,803
Shareholder's equity:		
Common Stock, $.0001 par value, 100,000,000 shares authorized, 29,000,000 shares issued and outstanding		2,930
Retained deficit		(12,249)
Total shareholders' equity		(9,319)
	$	49,484

CASINO PLAYERS, INC.
STATEMENT OF OPERATIONS
For the period from Inception to October 31, 2005

Commissions earned	$	5,105
Selling, general, and administrative expenses		17,354
Net (Loss)		($12,249)
Basic and diluted loss per common share		($0.001)
Weighted average common shares outstanding		16,650,000

CASINO PLAYERS, INC.
STATEMENT OF CASH FLOWS
For the period from Inception to October 31, 2005

Cash flows from operating activities:	
Net income	($12,249)
Adjustments to reconcile net income to net cash provided by operating activities:	
Amortization	257
Stock issued for services and other assets	2,930
Changes in assets and liabilities:	
Increase in accounts receivable	(5,000)
Increase in other assets	(44,400)
Increase in accounts payable and accrued expenses	57,000
Increase in amounts due shareholders	1,803
	341
Cash flows used in investing activities:	
Capital asset expenditures	
Cash flows provided from financing activities:	
Net change in cash and cash equivalents	341
Cash and cash equivalents, beginning of period	0
Cash and cash equivalents, end of period	$341
Supplemental disclosure:	
Interest expense paid	$0

Unaudited - See Accountants' Compilation Report.

CASINO PLAYERS, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

	Common Stock		Additional Paid	
	Shares	$	in capital	Deficit
Balance July 20, 2005 (date of Inception)	0	$0	$0	$0
Stock issued for asset acquisitions	4,000,000	400		
Stock issued for consulting services ans professional fees	25,300,000	2,530		
Net loss for the period ended October 31, 2005				(12,249)
Balance October 31, 2005	**29,300,000**	**$2,930**	**$0**	**($12,249)**

CASINO PLAYERS, INC.
BALANCE SHEET
December 31, 2005

ASSETS

Current assets:		
Cash and cash equivalents	$	1,907
Due from shareholder		247
Total current assets		2,154
	$	2,154

LIABILITIES AND SHAREHOLDER'S EQUITY

Current liabilities:		
Deferred compensation	$	82,500
Total current liabilities		82,500
Shareholder's equity:		
Common Stock, $.0001 par value, 100,000,000 shares authorized, 29,300,000 shares issued and outstanding		2,930
Retained deficit		(83,276)
Total shareholders' equity		(80,346)
	$	2,154

Unaudited - See Accountants' Compilation Report.

CASINO PLAYERS, INC.
STATEMENT OF OPERATIONS
For the period from Inception to December 31, 2005

Commissions earned	$	7,755
Selling, general, and administrative expenses		
Bank service charges		64
Casual labor		815
Credit card discounts		265
Outside services		450
Payroll expenses		42,000
Professional fees		3,530
Rent		300
Telephone		207
Total expenses		47,631
Net (Loss)	$	(39,876)
Basic and diluted loss per common share		$0.003
Weighted average common shares outstanding		16,650,000

Unaudited - See Accountants' Compilation Report.

CASINO PLAYERS, INC.
STATEMENT OF CASH FLOWS
For the period from Inception to December 31, 2005

Cash flows from operating activities:	
Net income	$ (39,876)
Adjustments to reconcile net income to net cash provided by operating activities:	
Stock issued for services and other assets	2,530
Changes in assets and liabilities:	
Increase in loans receivable	(247)
Increase in accounts payable and accrued expenses	39,500
	1,907
Cash flows used in investing activities:	
Capital asset expenditures	
Cash flows provided from financing activities:	
Net change in cash and cash equivalents	1,907
Cash and cash equivalents, beginning of period	0
Cash and cash equivalents, end of period	$1,907
Supplemental disclosure:	
Interest expense paid	$0

Unaudited - See Accountants' Compilation Report.

CASINO PLAYERS, INC.
NOTES TO FINANCIAL STATEMENTS
UNAUDITED

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES

Organization
The Company was organized July 20, 2005 under the laws of the State of Nevada. The Company is a casino representative company offering comp rooms to rated players. The Company's revenues are a percentage of the amount of income the casino earns from the rated player. The casino tracks the play of the rated player to determine its gross income, and the Company then is paid its contractual percentage based on that income, realized at the time of play.

Basis of Accounting
The accompanying financial statements are prepared using the accrual basis of accounting where revenues are recognized when earned and expenses are recognized when incurred. This basis of accounting conforms to generally accepted accounting principles.

Fixed assets
Fixed assets are carried at cost. The company provides depreciation over the estimated useful lives of fixed assets using the straight line method. Upon retirement or sale of fixed assets, their net book value is removed from the accounts and the difference between such net book value and proceeds received is income or loss. Expenditures for maintenance and repairs are charged to income while renewals and betterment's are capitalized.

Estimated useful lives are as follows:

Furniture	7 years
Office equipment	5 years

Income taxes
The Company has adopted SFAS 109. The Company has not made a provision for income tax purposes due to its start up status.

Revenue recognition
The Company derives its revenue from the commissions earned from travel suppliers, Casino Resorts and on the direct sale of travel and gaming related products. The Company has performance contacts with various casinos that, based upon average play and wagering the Company receives an agreed upon percentage of the casinos theoretical revenue. No commission is recognized as revenue until confirmation of receipt of the commission

Intangible assets
The Company assesses long-lived assets for impairment under FASB Statement No. 144, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of. Under those rules, long-lived assets are included in impairment evaluations when events or circumstances exist that indicate the carrying amount of those assets may not be recoverable.

CASINO PLAYERS, INC.
NOTES TO FINANCIAL STATEMENTS
UNAUDITED

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES (continued)

Net income per share
The company has adopted of SFAS 128, Earnings per Share issued by the Financial Accounting Standards Board.

Cash
For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. The most significant estimates included in the preparation of the financial statements are related to asset lives and accruals.

Advertising Costs
Advertising costs generally will be charged to operations in the year incurred.

NOTE 2:

Asset Acquisition
On October 1, 2005, the Company acquired all of the assets of Casino Rated Players, Inc. a subsidiary of Invicta Group, Inc. for 4,000,000 shares of the Companies stock valued at $400, and the assumption of the Company's deferred compensation liability of $43,000 resulting in a total purchase price of the assets of $43,400. Since the transaction was between entities with common control, the transaction will be accounted for using the historical cost of net assets. The result of this purchase was for the Company to establish a negative equity balance of $43,400.

NOTE 3:

Stock Issuance
On October 22, 2005, the company approved a corporate resolution to issue 25.3 Million shares of its restricted stock. The stock was issued in order to compensate individuals for future consulting services to market the Company's stock, and legal services in order for the Company to comply with all regulatory agencies. Because the stock was issued for future services of which the value could not be determined, the stock issued was valued at its par value of .0001 per share.

CASINO PLAYERS, INC.
NOTES TO FINANCIAL STATEMENTS
UNAUDITED

NOTE 4:

Deferred Compensation
The Company has employment contracts with its two key employees for salaries of $7000 per month. Since the Company has not had adequate operations to pay the salaries, beginning October 1, 2005 the amounts are being accrued and deferred until adequate operations are achieved.

NOTE 5:

Stock Based Compensation

The Company adopted Statement of Financial Accounting Standard No. 123 (FAS 123), Accounting for Stock-Based Compensation beginning with the Company's existence. Upon adoption of FAS 123, the Company continued to measure compensation expense for its stock-based employee compensation plans using the intrinsic value method prescribed by APB No. 25, Accounting for Stock Issued to Employees.

CASINO RATED PLAYERS, INC.
BALANCE SHEET
December 31, 2004

ASSETS

Current assets:	
Cash and cash equivalents	$99,853
Total current assets	99,853
	$99,853

LIABILITIES AND SHAREHOLDER'S EQUITY

Current liabilities:	
Accounts payable and accrued liabilities	$5,547
Due to affiliates	118,283
Total current liabilities	123,830
Shareholder's equity:	
Common Stock, $.001 par value, 100,000,000 shares authorized, -0- shares issued and outstanding	$0
Retained deficit	(23,977)
Total shareholders' equity	(23,977)
	$99,853

See accompanying notes to the financial statements.

CASINO RATED PLAYERS, INC.
STATEMENT OF OPERATIONS
December 31, 2004

Commissions earned	**$54,178**
Cost of sales	**$26,638**
Gross profit	**27,540**
Selling, general, and administrative expenses	**51,517**
Net Income	**($23,977)**

See accompanying notes to the financial statements.

CASINO RATED PLAYERS, INC.
STATEMENT OF CASH FLOWS
December 31, 2004

Cash flows from operating activities:	
Net income	($23,977)
Adjustments to reconcile net income to net cash provided by operating activities:	
Increase in accounts payable and accrued expenses	5,547
Increase in amounts due affiliates	118,283
	99,853
Cash flows used in investing activities:	
Capital asset expenditures	
Cash flows provided from financing activities:	
Net change in cash and cash equivalents	99,853
Cash and cash equivalents, beginning of period	0
Cash and cash equivalents, end of period	$99,853
Supplemental disclosure:	
Interest expense paid	$0

See accompanying notes to the financial statements.

CASINO RATED PLAYERS, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

	Common Stock Shares	$	Additional Paid in capital	Deficit
Balance January 1, 2004	0	$0	$0	$0
Net loss for the period ended December 31, 2004				(23,977)
Balance December 31, 2003	0	$0	$0	($23,977)

CASINO RATED PLAYERS, INC.
NOTES TO FINANCIAL STATEMENTS

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES

Organization
The Company was organized July 13, 2004 under the laws of the State of Nevada. The Company is a casino representative company offering comp rooms to rated players. The Company's revenues are a percentage of the amount of income the casino earns from the rated player. The casino tracks the play of the rated player to determine its gross income, and the Company then is paid its contractual percentage based on that income, realized at the time of play.

Basis of Accounting
The accompanying financial statements are prepared using the accrual basis of accounting where revenues are recognized when earned and expenses are recognized when incurred. This basis of accounting conforms to generally accepted accounting principles.

Fixed assets
Fixed assets are carried at cost. The company provides depreciation over the estimated useful lives of fixed assets using the straight line method. Upon retirement or sale of fixed assets, their net book value is removed from the accounts and the difference between such net book value and proceeds received is income or loss. Expenditures for maintenance and repairs are charged to income while renewals and betterment's are capitalized.

Estimated useful lives are as follows:

Furniture	7 years
Office equipment	5 years

Income taxes
The Company has adopted SFAS 109. The Company has not made a provision for income tax purposes due to a net operating loss. The net losses of approximately $24,000 can be carried forward to offset future taxable income. The net operating loss carry-forward begin expiring in 2024.

Revenue recognition
The Company derives its revenue from the commissions earned from travel suppliers, and on the direct sale of travel related products. Revenue is recognized upon the receipt of the commission

Intangible assets
The Company assesses long-lived assets for impairment under FASB Statement No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of. Under those rules, long-lived assets are included in impairment evaluations when events or circumstances exist that indicate the carrying amount of those assets may not be recoverable.

Net income per share
The company has adopted of SFAS 128, Earnings per Share issued by the Financial Accounting Standards Board.

CASINO RATED PLAYERS, INC.
NOTES TO FINANCIAL STATEMENTS

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES (continued)

Cash
For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. The most significant estimates included in the preparation of the financial statements are related to asset lives and accruals.

Advertising Costs
Advertising costs generally will be charged to operations in the year incurred. Advertising expense approximated $6,800 for 2004.

NOTE 2: AMOUNTS DUE TO AFFILATES

Amount due from affiliates is a result of short-term operating advances from the Company's parent corporation Invicta Group, Inc. The amounts are considered current, short-term, and non-interest bearing

NOTE 3: RELATED PARTY TRANSACTIONS

The company has received various short-term advances from its parent corporation Invicta Group, Inc. (See note 2) There is no interest on these advances.

NOTE 4: SUBSEQUENT EVENTS

Payment of amounts due affiliates
During 2005, the company has paid back approximately $82,000 in it amount due to affiliates.

Sale of Company
Invicta Group, Inc, the company's parent has entered into an agreement to sell the Company to Aztec Energy, Inc. a publicly traded pink sheet company(AZCE). Aztec Energy, Inc. will pay Invicta 4 million shares of its restricted stock in return for a 100% interest in the Company. Closing is set for August 2, 2005.

CASINO RATED PLAYERS, INC.
BALANCE SHEET
September 30, 2005
(REVISED)

ASSETS

Current assets:	
Cash and cash equivalents	$704
Due from affiliates	2,605
Total current assets	3,309
	$3,309

LIABILITIES AND SHAREHOLDER'S EQUITY

Current liabilities:	
Accounts payable and accrued liabilities	$5,547
Due to affiliates	48,686
Deferred compensation	43,000
Total current liabilities	97,233
Shareholder's equity:	
Common Stock, $.001 par value, 100,000,000 shares authorized, - 0- shares issued and outstanding	
Retained deficit	(93,924)
Total shareholders' equity	(93,924)
	$3,309

See accompanying notes to the financial statements.

CASINO RATED PLAYERS, INC.
STATEMENT OF OPERATIONS
For the Nine Months Ending September 30, 2005
(REVISED)

Commissions earned	**$14,217**
Selling, general, and administrative expenses	
Bank service charges	**479**
Casual labor	**2,981**
Credit card discounts	**1,780**
Insurance	**2,795**
License and permits	**25**
Office supplies	**327**
Payroll expenses	**71,000**
Printing and reproduction	**351**
Rent	**1,500**
Repairs	**100**
Telephone	**2,826**
Total operating expense	**84,164**
Net (Loss)	**($69,947)**

See accompanying notes to the financial statements.

CASINO RATED PLAYERS, INC.
STATEMENT OF CASH FLOWS
For the Nine Months Ending September 30, 2005
(REVISED)

Cash flows from operating activities:	
Net income	**($69,947)**
Adjustments to reconcile net income to net cash provided by operating activities:	
Increase in accounts payable and accrued expenses	**43,000**
(Decrease) in amounts due affiliates	**(72,202)**
	(99,149)
Cash flows used in investing activities:	
Capital asset expenditures	
Cash flows provided from financing activities:	
Net change in cash and cash equivalents	**(99,149)**
Cash and cash equivalents, beginning of period	**99,853**
Cash and cash equivalents, end of period	**$704**
Supplemental disclosure:	
Interest expense paid	**$0**

See accompanying notes to the financial statements.

CASINO RATED PLAYERS, INC.
NOTES TO FINANCIAL STATEMENTS

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES

Organization
The Company was organized July 13, 2004 under the laws of the State of Nevada. The Company is a casino representative company offering comp rooms to rated players. The Company's revenues are a percentage of the amount of income the casino earns from the rated player. The casino tracks the play of the rated player to determine its gross income, and the Company then is paid its contractual percentage based on that income, realized at the time of play.

Basis of Accounting
The accompanying financial statements are prepared using the accrual basis of accounting where revenues are recognized when earned and expenses are recognized when incurred. This basis of accounting conforms to generally accepted accounting principles.

Revenue recognition
The Company derives its revenue from the commissions earned from travel suppliers, and on the direct sale of travel related products. Revenue is recognized upon the receipt of the commission

Cash
For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. The most significant estimates included in the preparation of the financial statements are related to asset lives and accruals.

NOTE 2: AMOUNTS DUE TO AFFILATES

Amount due from affiliates is a result of short-term operating advances from the Company's parent corporation Invicta Group, Inc. The amounts are considered current, short-term, and non-interest bearing

NOTE 3: RELATED PARTY TRANSACTIONS

The company has received various short-term advances from its parent corporation Invicta Group, Inc. (See note 2) There is no interest on these advances.

CASINO RATED PLAYERS, INC.
NOTES TO FINANCIAL STATEMENTS

NOTE 4:

Deferred Compensation
The Company has employment contracts with it key employee for a salary of $7000 per month. Since the Company has not had adequate operations to pay the salaries the amounts are being accrued and deferred until adequate operations are achieved.

NOTE 5: SUBSEQUENT EVENTS

Effective October 1, 2005, the company entered into an agreement to sell 100% of its assets to Casino Players, Inc. for 4,000,000 shares of its common stock. Additionally, Casino Players, Inc. will assume the Company's deferred compensation liability.

PART III — EXHIBITS

Item 1. Index to Exhibits

2.1 State of Nevada Corporate Charter, Casino Players, Inc. dated July 19, 2005
2.2 State of Nevada Certified Articles of Incorporation, Casino Players, Inc. July 19, 2005
2.3 Corporate Bylaws, Casino Players, Inc. dated October 10, 2005
2.4 State of Nevada Corporate Charter, Casino Rated Players, Inc. dated July 13, 2004
2.5 Sate of Nevada Articles of Incorporation, Casino Rated Players, Inc. dated July 13, 2004
2.6 Authorization to transact business in Michigan, dated August 6, 2004

6.1 Employment Contract with William Forhan and Joe Fahoome, dated as of 8/1/2004
6.2 Gaming Licenses for William Forhan and Joe Fahoome
6.3 Poker Tournament Cruise Agreements
6.4 Office Lease Agreement dated September 1, 2004
6.5 Purchase Agreement between Casino Players, Inc. and Invicta Group, Inc. dated September 30, 2005
11 Legal opinion of The Business Law Group, dated March 1, 2006
12 Discounted Casino Tour Packages Sales Material

Item 2. Description of Exhibits

2.1 State of Nevada Corporate Charter, Casino Players, Inc. dated July 19, 2005
2.2 State of Nevada Certified Articles of Incorporation, Casino Players, Inc. July 19, 2005
2.3 Corporate Bylaws, Casino Players, Inc. dated October 10, 2005
2.4 State of Nevada Corporate Charter, Casino Rated Players, Inc. dated July 13, 2004
2.5 Sate of Nevada Articles of Incorporation, Casino Rated Players, Inc. dated July 13, 2004
2.6 Authorization to transact business in Michigan, dated August 6, 2004

6.1 Employment Contract with William Forhan and Joe Fahoome, dated as of 8/1/2004
6.2 Gaming Licenses for William Forhan and Joe Fahoome
6.3 Poker Tournament Cruise Agreements
6.4 Office Lease Agreement dated September 1, 2004
6.5 Purchase Agreement between Casino Players, Inc. and Invicta Group, Inc. dated September 30, 2005
11 Legal opinion of The Business Law Group, dated March 1, 2006
12 Discounted Casino Tour Packages Sales Material

Exhibit 2.1

SECRETARY OF STATE

STATE OF NEVADA

CORPORATE CHARTER

I, DEAN HELLER, the duly elected and qualified Nevada Secretary of State, do hereby certify that **CASINO PLAYERS, INC.**, did on July 19, 2005, file in this office the original Articles of Incorporation; that said Articles of Incorporation are now on file and of record in the office of the Secretary of State of the State of Nevada, and further, that said Articles contain all the provisions required by the law of said State of Nevada.

IN WITNESS WHEREOF, I have hereunto set my hand and affixed the Great Seal of State, at my office on July 20, 2005.

Dean Heller

DEAN HELLER
Secretary of State

By [signature]
Certification Clerk

Exhibit 2.2

DEAN HELLER
Secretary of State

RENEE L. PARKER
Chief Deputy
Secretary of State

PAMELA RUCKEL
Deputy Secretary
for Southern Nevada

STATE OF NEVADA

OFFICE OF THE
SECRETARY OF STATE

IARLES E. MOORE
Securities Administrator

SCOTT W. ANDERSON
Deputy Secretary
for Commercial Recordings

ELLICK HSU
Deputy Secretary
for Elections

Certified Copy

July 20, 2005

Job Number: C20050719-1165
Reference Number: 20050279757-54
Expedite:
Through Date:

The undersigned filing officer hereby certifies that the attached copies are true and exact copies of all requested statements and related subsequent documentation filed with the Secretary of State's Office, Commercial Recordings Division listed on the attached report.

Document Number(s)	Description	Number of Pages
20050279757-54	Articles of Incorporation	3 Pages/1 Copies

Respectfully,

Dean Heller

DEAN HELLER
Secretary of State

By [signature]

Certification Clerk

Commercial Recording Division
202 N. Carson Street
Carson City, Nevada 89701-4069
Telephone (775) 684-5708
Fax (775) 684-7138

DEAN HELLER
Secretary of State
204 North Carson Street
Carson City, Nevada 89701-4299
(775) 684 5708
Website: secretaryofstate.biz

Entity #
E0463822005-6
Document Number:
20050279757-54

Date Filed:
7/19/2005 12:00:04 PM
In the office of
[signature]
Dean Heller
Secretary of State

Articles of Incorporation
(PURSUANT TO NRS 78)

Important: Read attached instructions before completing form. ABOVE SPACE IS FOR OFFICE USE ONLY

1. Name of Corporation: CASINO PLAYERS, INC.

2. Resident Agent Name and Street Address: (must be a Nevada address where process may be served)
Name: CT CORPORATION
6100 NEIL RD., STE. 500, RENO NEVADA 89511
Street Address / City / Zip Code
Optional Mailing Address / City / State / Zip Code

3. Shares: (number of shares corporation authorized to issue)
(SEE EXHIBIT "A")
Number of shares with par value: 220,000,000 Par value: $ .0001 Number of shares without par value: -0-

4. Names & Addresses of Board of Directors/Trustees: (attach additional page if there is more than 3 directors/trustees)
1. Name: WILLIAM FORHAN
9553 HARDING AVE #301 MIAMI BEACH FL 33154
Street Address / City / State / Zip Code
2. Name
Street Address / City / State / Zip Code
3. Name
Street Address / City / State / Zip Code

5. Purpose: (optional-see instructions)
The purpose of this Corporation shall be:
ANY LEGAL PURPOSE

6. Names, Address and Signature of Incorporator: (attach additional page if there is more than 1 incorporator)
Name: J. BENNETT GROCOCK Signature: [signature]
Address: 255 S. ORANGE AVE, STE 1201 City: ORLANDO State: FL Zip Code: 32801

7. Certificate of Acceptance of Appointment of Resident Agent:
I hereby accept appointment as Resident Agent for the above named corporation.
[signature] 7/19/05
Authorized Signature of R.A. or On Behalf of R.A. Company Date
PETER F. SOUZA
ASSISTANT SECRETARY

This form must be accompanied by appropriate fees. See attached fee schedule.

Nevada Secretary of State Form 78 ARTICLES 2003
Revised on: 11/14/03

Exhibit A

AUTHORIZED STOCK

1. Authorized Stock. This corporation is authorized to issue the following shares of capital stock:

(a) Common Stock. The aggregate number of shares of Common Stock which the corporation shall have the authority to issue is Two Hundred Million (200,000,000) shares, par value $0.0001 per share.

(b) Preferred Stock. The aggregate number of shares of Preferred Stock which the corporation shall have the authority to issue is Twenty Million (20,000,000) shares, par value $0.0001 per share.

2. Description of Common Stock. Holders of Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders and may not cumulate their votes for the election of directors. Shares of Common Stock are not redeemable, do not have any conversion or preemptive rights, and are not subject to further calls or assessments once fully paid.

Holders of Common Stock will be entitled to share pro rata in such dividends and other distributions as may be declared from time to time by the board of Directors out of funds legally available therefor, subject to any prior rights accruing to any holders of preferred stock of the Company. Upon liquidation or dissolution of the Company, holders of shares of Common Stock will be entitled to share proportionally in all assets available for distribution to such holders.

3. Description of Preferred Stock. The terms, preferences, limitations and relative rights of the Preferred Stock are as follows:

(a) The Board of Directors is expressly authorized at any time and from time to time to provide for the issuance of shares of Preferred Stock in one or more series, with such voting powers, full or limited, but not to exceed one vote per share, or without voting powers, and with such designations, preferences and relative participating, optional or other special rights and qualifications, limitations or restrictions, as shall be fixed and determined in the resolution or resolutions providing for the issuance thereof adopted by the Board of Directors, and as are not stated and expressed in this Certificate of Incorporation or any amendment hereto, including (but without limiting the generality of the foregoing) the following:

(i) the distinctive designation of such series and the number of shares which shall constitute such series, which number may be increased (but not above the total number of authorized shares of Preferred Stock and, except where otherwise provided by the Board of Directors in creating such series) or decreased (but not below the number of shares thereof then outstanding) from time to time by resolution by the Board of Directors;

(ii) the rate of dividends payable on shares of such series, the times of payment, whether dividends shall be cumulative, the conditions upon which and the date from which such dividends shall be cumulative;

(iii) whether shares of such series can be redeemed, the time or times when, and the price or prices at which shares of such series shall be redeemable, the redemption price, terms and conditions of redemption, and the sinking fund provisions, if any, for the purchase or redemption of such shares;

(iv) the amount payable on shares of such series and the rights of holders of such shares in the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the corporation;

(v) the rights, if any, of the holders of shares of such series to convert such shares into, or exchange such shares for, shares of Common Stock or shares of any other class or series of Preferred Stock and the terms and conditions of such conversion or exchange; and

(vi) the rights, if any, of the holders of shares of such series to vote.

(b) Except in respect of the relative rights and preferences that may be provided by the Board of Directors as hereinbefore provided, all shares of Preferred Stock shall be of equal rank and shall be identical, and each share of a series shall be identical in all respects with the other shares of the same series.

Exhibit 2.3

BYLAWS

OF

CASINO PLAYERS, INC.

Article I. Meeting of Shareholders.

Section 1. Annual Meeting. The annual meeting of the shareholders of this Corporation shall be held following the end of the Corporation's fiscal year at such time as determined by the Board of Directors. The annual meeting shall be held for the election of directors of the Corporation and the transaction of any business that may be brought before the meeting. The annual meeting of the shareholders for any year shall be held no later than sixteen months (16) after the last preceding annual meeting of shareholders.

Section 2. Special Meetings. Special meetings of the shareholders shall be held when directed by the Chairman of the Board, the President or the Board of Directors, or when requested in writing by the holders of the voting rights to not less than one-third of all the shares entitled to vote at such meeting. A meeting requested by shareholders shall be called for on a date not less than ten nor more than sixty days after the request is made. The call for the meeting shall be issued by the Secretary, unless the Chairman of the Board, the President, Board of Directors, or shareholders requesting the calling of the meeting shall designate another person to do so.

Section 3. Place. Meetings of shareholders may be held either within or without the State of Nevada. Unless otherwise directed by the Board of Directors, meetings of the shareholders shall be held at the principal offices of the Corporation.

Section 4. Notice. Written notice stating the place, day and hour of the meeting and, in the case of a special meeting, the purpose or purposes for which the meeting is called, shall be delivered to each shareholder of record entitled to vote at such meeting not less than ten or more than sixty days before the meeting, either personally or by first-class mail, by or at the direction of the Chairman of the Board, the President, the Secretary, or the officer or persons calling the meeting. If mailed, such notice shall be deemed to be delivered when deposited in the United States mail addressed to the shareholder at his address as it appears on the stock transfer books of the Corporation, with postage thereon prepaid.

Section 5. Waiver of Notice of Meetings of Shareholders. Any notice required to be given to any shareholder of the Corporation by law or under the provisions of the articles of incorporation of the Corporation or these Bylaws may be waived by a waiver in writing signed by the person or persons entitled to such notice, whether before or after the time stated therein. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends the meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or conveyed.

Section 6. Notice of Adjourned Meetings. When a meeting is adjourned to another time or place, it shall not be necessary to give any notice of the adjourned meeting if the time and place to which the meeting is adjourned are announced at the meeting at which the adjournment is taken, and any business may be transacted at the adjourned meeting that might have been transacted on the original date of the meeting. If, however, after the adjournment the Board of Directors fixes a new record date for the adjourned meeting, a notice of the adjourned meeting shall be given as provided in Section 4 of these Bylaws to each shareholder of record on the new record date entitled to vote at such meeting.

Section 7. Closing of Transfer Books and Fixing Record Date. For the purpose of determining shareholders entitled to notice of, or to vote at, any meeting of shareholders or any adjournment thereof or entitled to receive payment or any dividend, or in order to make a determination of shareholders for any other purpose, the Board of Directors may provide that the stock transfer books shall be closed for a stated period not to exceed, in any case, sixty days. If the stock transfer books shall be closed for the purpose of determining shareholders entitled to notice of, or to vote at, a meeting of shareholders, such books shall be closed for at least ten days immediately preceding such meeting.

In lieu of closing the stock transfer books, the Board of Directors may fix in advance a date as the record date for any such determination of shareholders, such date in any case to be not more than sixty days and, in case of a meeting of shareholders, not less than ten days prior to the date on which the particular action requiring such determination of shareholders is to be taken.

If the stock transfer books are not closed and no record date is fixed for the determination of shareholders entitled to notice or to vote at a meeting of shareholders or shareholders entitled to receive payment of a dividend, the date on which notice of the meeting is mailed or the date on which the resolution of the Board of Directors declaring such dividend is adopted, as the case may be, shall be the record date for such determination of shareholders.

When a determination of shareholders entitled to vote at any meeting of shareholders has been made as provided in this Section, such determination shall apply to any adjournment thereof, unless the Board of Directors fixes a new record date for the adjourned meeting.

Section 8. Voting Record. The officer or agent having charge of the stock transfer books for shares of the Corporation shall make, at least ten days before each meeting of shareholders, a complete list of the shareholders entitled to vote at such meeting or any adjournment thereof, with the address of, and the number and class and series, if any, of shares held by, each. Such list shall be kept on file at the registered office of the Corporation, at the principal place of business of the Corporation, or at the office of the transfer agent or registrar of the Corporation for a period of ten days prior to such meeting and shall be subject to inspection by any shareholder at any time during normal business hours. Such list shall also be produced and kept open at the time and place of the meeting and shall be subject to the inspection of any shareholder at any time during the meeting.

If the requirements of this Section have not been substantially complied with, the meeting shall be adjourned on the demand of any shareholder in person or by proxy until the requirements are complied with. If no such demand is made, failure to comply with the requirements of this Section shall not affect the validity of any action taken at such meeting.

The requirements of this Section shall not apply unless and until the Corporation shall have at least six shareholders.

Section 9. Shareholder Quorum and Voting. A majority of the shares entitled to vote, represented in person or by proxy, shall constitute a quorum at a meeting of shareholders. When a specified item of business is required to be voted on by a class or series of stock, a majority of the shares of such class or series shall constitute a quorum for the transaction of such item of business by that class or series.

If a quorum is present, the affirmative vote of a majority of the shares represented at the meeting and entitled to vote on the subject matter shall be the act of the shareholders unless the vote of a greater number or voting by classes is required.

After a quorum has been established at a shareholders' meeting, the subsequent withdrawal of shareholders, so as to reduce the number of shares entitled to vote at the meeting below the number required for a quorum, shall not affect the validity of any action taken at the meeting or any adjournment thereof.

Section 10. Voting of Shares. The holders of common stock shall possess and exercise exclusive voting rights. Each outstanding share of common stock shall be entitled to one vote on each matter submitted to a vote at a meeting of shareholders.

Treasury shares, shares of this Corporation's own stock owned by another corporation the majority of the voting stock of which is owned or controlled by this Corporation, and shares of this Corporation's own stock held by a corporation in a fiduciary capacity shall not be voted, directly or indirectly, at any meeting, and shall not be counted in determining the total number of outstanding shares at any given time.

A shareholder may vote either in person or by proxy executed in writing by the shareholder or his duly authorized attorney-in-fact.

At each election for directors, every shareholder entitled to vote at such election shall have the right to vote, in person or by proxy, the number of shares owned by him for as many persons as there are directors to be elected at that time and for whose election he has a right to vote.

Shares entitled to be voted standing in the name of another corporation, domestic or foreign, may be voted by the officer, agent, or proxy designated by the bylaws of the corporate shareholder or, in the absence of any applicable bylaw, by such person as the board of directors of the corporate shareholder may designate. Proof of such designation may be made by presentation of a certified copy of the bylaws or other instrument of the corporate shareholder. In the absence of any such designation or, in case of conflicting designation by the corporate shareholder, the chairman of the board, president, any vice president, secretary and treasurer of the corporate shareholder shall be presumed to possess, in that order, authority to vote such shares.

Shares entitled to be voted held by an administrator, executor, guardian or conservator may be voted by him, either in person or by proxy, without a transfer of such shares into his name. Shares entitled to be voted standing in the name of a trustee may be voted by him, either in person or by proxy, but no trustee shall be entitled to vote any shares held by him without a transfer of such shares into his name.

Shares entitled to be voted which are registered in the name of a receiver may be voted by such receiver, and shares held by or under the control of a receiver may be voted by such receiver without the transfer thereof into his name, if authority to do so is contained in an appropriate order of the court by which such receiver was appointed.

A shareholder otherwise entitled to vote whose shares are pledged, shall be entitled to vote such shares until the shares have been transferred into the name of the pledgee, and thereafter the pledgee or his nominee shall be entitled to vote the shares so transferred.

On and after the date on which written notice of redemption of redeemable shares has been mailed to the holders thereof and a sum sufficient to redeem such shares has been deposited with a bank or trust company with irrevocable instruction and authority to pay the redemption price to the holders thereof upon surrender of certificates therefor, such shares shall not be entitled to be voted on any matter and shall not be deemed to be outstanding shares.

Section 11. Proxies. Every shareholder entitled to vote at a meeting of shareholders or to express consent or dissent without a meeting, or his duly authorized attorney-in-fact, may authorize another person or persons to act for him by proxy.

Every proxy must be signed by the shareholder or his attorney-in-fact. No proxy shall be valid after the expiration of eleven months from the date thereof unless otherwise provided in the proxy. Every proxy shall be revocable at the pleasure of the shareholder executing it, except as otherwise provided by law.

The authority of the holder of a proxy to act shall not be revoked by the incompetence or death of the shareholder who executed the proxy unless, before the authority is exercised, written notice of an adjudication of such incompetence or of such death is received by the corporate officer responsible for maintaining the list of shareholders.

If a proxy for the same shares confers authority upon two or more persons and does not otherwise provide, a majority of them present at the meeting, or if only one is present then that one, may exercise all the powers conferred by the proxy; but if the proxy holders present at the meeting are equally divided as to the right and manner of voting in any particular case, the voting of such shares shall be prorated.

If a proxy expressly provides, any proxy holder may appoint, in writing, a substitute to act in his place.

Section 12. Voting Trusts. Any number of shareholders of this Corporation may create a voting trust for the purpose of conferring upon a trustee or trustees the right to vote or otherwise represent their shares, as provided by law, for a period not to exceed ten years. Where the counterpart of a voting trust agreement and the copy of the record of the holders of voting trust certificates has been deposited with the Corporation as provided by law, such documents shall be subject to the same right of examination by a shareholder of the Corporation, in person or by agent or attorney, as are the books and records of the Corporation, and such counterpart and such copy of such record shall be subject to examination by any holder of record of voting trust certificates either in person or by agent or attorney, at any reasonable time for any proper purpose.

A voting trust agreement may be extended before the expiration of such voting trust agreement as originally fixed or as extended one or more times, for an additional period not exceeding ten years, by agreement in writing by one or more holders of voting trust certificates. Such extension agreement shall not affect the rights or obligations of persons not parties to the agreement, and such persons shall be entitled to remove their shares from the trust and promptly to have their share certificates reissued to them.

Section 13. Shareholders' Agreements. Two or more shareholders of this Corporation may enter into an agreement, if in writing and signed by the parties thereof, providing for the exercise of voting rights in the manner provided in the agreement, or as they may agree, or as determined in accordance with procedures agreed upon by them. Nothing herein shall impair the right of the Corporation to treat the shareholders of record as entitled to vote the shares standing in their names.

A transferee of shares of this Corporation shall be bound by any such shareholders' agreement if he takes the shares subject to such agreement with notice thereof.

Section 14. Action by Shareholders Without a Meeting. Any action required by law to be taken at any annual or special meeting of shareholders of the Corporation, or any action which may be taken at any annual or special meeting of such shareholders, may be taken without a meeting, without prior notice and without a vote, if a consent in writing setting forth the action so taken shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted. If any class of shares is entitled to be voted thereon as a class, such written consent shall be required of the holders of a majority of the shares of each class of shares entitled to be voted as a class thereon and of the total shares entitled to be voted thereon.

Within ten days after obtaining such authorization by written consent, notice shall be given to those shareholders who have not consented in writing. The notice shall fairly summarize the material features of the authorized action and, if the action be a merger, consolidation or sale or exchange of assets for which dissenters rights are provided by law, the notice shall contain a clear statement of the right of shareholders dissenting therefrom to be paid the fair value of their shares upon compliance with further provisions of law regarding the rights of dissenting shareholders.

Article II. Directors.

Section 1. Function. All corporate powers shall be exercised by or under the authority of, and the business and affairs of this Corporation shall be managed under the direction of, the Board of Directors.

Section 2. Qualification. Directors need not be residents of the State of Nevada or shareholders of the Corporation. Nominations for the election of directors may be made by the Board of Directors or by any shareholder entitled to vote in the election of directors. However, any shareholder entitled to vote in the election of directors at a meeting may nominate a director only if written notice of such shareholder's intent to make such nomination or nominations has been given, either by personal delivery or by United States mail, postage prepaid, to the Secretary of the Corporation not later than: (a) with respect to an election to be held at an annual meeting of shareholders, ninety (90) days in advance of the date in the current year corresponding to the date of the previous year's annual meeting at which directors were elected; and (b) with respect to an election to be held at a special meeting of shareholders for the election of the directors, thirty (30) days in advance of the date of the special meeting. Each such notice shall set forth: (a) the name and address of the shareholder who intends to make the nomination and of the person or persons to be nominated; (b) a representation that the shareholder is a holder of record of shares of the Corporation entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to nominate the person or persons specified in the notice; (c) a description of all arrangements or understanding between the shareholder and each nominee and any other person or persons (naming such person or persons) pursuant to which the nomination or nominations are to be made by the shareholder; (d) such other information regarding each nominee proposed by such shareholder as would be required to be included in a proxy statement filed pursuant to the proxy rules of the Securities and Exchange Commission had the nominee been nominated, or intended to be nominated, by the Board of Directors; and (e) the consent of each nominee to serve as a Director of the Corporation if so elected. The Chairman of the meeting may refuse to acknowledge the nomination of any person not made in compliance with the foregoing procedure.

Section 3. Compensation. The Board of Directors shall have authority to fix the compensation of directors.

Section 4. Duties of Directors. A director shall perform his duties as a director, including his duties as a member of any committee of the board upon which he may serve, in good faith, in a manner he reasonably believes to be in the best interests of the Corporation, and with such care as an ordinarily prudent person in a like position would use under similar circumstances.

In performing his duties, a director shall be entitled to rely on information, opinions, reports or statements, including financial statements and other financial data, in each case prepared or presented by:

(a) One or more officers or employees of the Corporation whom the director reasonably believes to be reliable and competent in the matters presented;

(b) Counsel, public accountants or other persons as to matters which the director reasonably believes to be within such persons' professional or expert competence; or

(c) A committee of the board upon which he does not serve, duly designated in accordance with a provision of the articles of incorporation or these Bylaws, as to matters within its designated authority, which committee the director reasonably believes to merit confidence.

A director shall not be considered to be acting in good faith if he has knowledge concerning the matter in question that would cause such reliance described above to be unwarranted.

A person who performs his duties in compliance with this Section shall have no liability by reason of being or having been a director of the Corporation.

Section 5. Presumption of Assent. A director of the Corporation who is present at a meeting of its Board of Directors at which action on any corporate matter is taken shall be presumed to have assented to the action taken, unless he votes against such action or abstains from voting in respect thereto because of an asserted conflict of interest.

Section 6. Number. Directors shall be elected for one term and shall continue in office until their successors are elected and qualified. The number of members of the Board of Directors constituting the entire Board shall be determined by a majority vote of the whole Board of Directors of the Corporation, and such exact number shall be no less than one (1) and no more than nine (9) until otherwise so determined.

Section 7. Election and Term. At each annual meeting of shareholders, all directors shall be elected for a term of one year (until the next annual meeting of shareholders) and to hold office until his successor shall have been elected and qualified or until his earlier resignation, removal from office or death.

Section 8. Executive and Other Committees. The Board of Directors, by resolution adopted by a majority of the full Board of Directors, may designate from among its members an executive committee (which shall consist of the Chairman of the Board, the President and such other directors as may, from time to time, be designated by the Board of Directors) and one or more other committees each of which, to the extent provided in such resolution, shall have and may exercise all the authority of the Board of Directors, except that no such committee shall have the authority to:

(a) Approve or recommend to shareholders actions or proposals required by law to be approved by shareholders.

(b) Designate candidates for the office of director, for purposes of proxy solicitation or otherwise.

(c) Fill vacancies on the Board of Directors or any committee thereof.

(d) Amend the Bylaws.

(e) Authorize or approve the reacquisition of shares unless pursuant to a general formula or method specified by the Board of Directors.

(f) Authorize or approve the issuance or sale of, or any contract to issue or sell, shares or designate the terms of a series of a class of shares, except that the Board of Directors, having acted regarding general authorization for the issuance or sale of shares, or any contract therefor, and, in the case of a series, the designation thereof, may, pursuant to a general formula or method specified by the Board by resolution or by adoption of a stock option or other plan, authorize a committee to fix the terms of any contract for the sale of the shares and to fix the terms upon which such shares may be issued or sold, including, without limitation, the price, the rate or manner of payment of dividends, provisions for redemption, sinking fund, conversion, and voting or preferential rights, and provisions for other features of a class of shares, or a series of a class of shares, with full power in such committee to adopt any final resolution setting forth all the terms thereof and to authorize the statement of the terms of a series for filing with the Department of State.

The Board of Directors, by resolution adopted in accordance with this Section, may designate one or more directors as alternate members of any such committee who may act in the place and stead of any absent member or members at any meeting of such committee.

Section 9. Vacancies. Any vacancy occurring in the Board of Directors, including any vacancy created by reason of an increase in the number of directors, may be filled by the affirmative vote of a majority of the remaining directors though less than a quorum of the Board of Directors. A director elected to fill a vacancy shall hold office only until the next election of directors.

Section 10. Removal of Directors. At a meeting of shareholders called expressly for that purpose, any director or the entire Board of Directors may be removed, with or without cause, but only by the affirmative vote of the holders of 75 percent of the outstanding voting stock qualified to vote at a meeting for the election of directors.

Section 11. Director Quorum and Voting. A majority of the number of directors fixed by these Bylaws shall constitute a quorum for the transaction of business. The act of the majority of the directors present at a meeting at which a quorum is present shall be the act of the Board of Directors.

Section 12. Director Conflicts of Interest. No contract or other transaction between this Corporation and one or more of its directors or any other corporation, firm, association or entity in which one or more of its directors are directors or officers or are financially interested shall be either void or voidable because of such relationship or interest, because such director or directors are present at the meeting of the Board of Directors or a committee thereof which authorizes, approves or ratifies such contract or transaction or because his or their votes are counted for such purpose, if:

(a) The fact of such relationship or interest is disclosed or known to the Board of Directors or committee which authorizes, approves or ratifies the contract or transaction by a vote or consent sufficient for the purpose without counting the votes or consents of such interested directors;

(b) The fact of such relationship or interest is disclosed or known to the shareholders entitled to vote and they authorize, approve or ratify such contract or transaction by vote or written consent; or

(c) The contract or transaction is fair and reasonable as to the Corporation at the time it is authorized by the Board, a committee, or the shareholders.

Common or interested directors may be counted in determining the presence of a quorum at a meeting of the Board of Directors or a committee thereof which authorizes, approves or ratifies such contract or transaction.

Section 13. Time, Notice, and Call of Directors' Meetings. Regular meetings of the Board of Directors, if held, shall be held without notice at such stated time as the Chairman of the Board, the President of the Corporation, or any two directors shall direct.

Special meetings of the Board of Directors may be called at any time by the Chairman of the Board, by the President of the Corporation, or by any two directors. Written notice of the time and place of special meetings of the Board of Directors shall be given to each director either by personal delivery or by first-class mail, email, or fax at least two days before the meeting.

Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the Board of Directors need be specified in the notice or waiver of notice of such meeting.

Section 14. Order of Business. The order of business at Board of Directors' meetings shall be as follows:

A. Reading of the minutes of the prior meeting of directors.

B. Reports of officers.

C. Reports of committees.

D. New business.

Section 15. Waiver of Notice. Notice of a meeting of the Board of Directors need not be given to any director who signs a waiver of notice either before or after the meeting. Attendance of a director at a meeting shall constitute a waiver of notice of such meeting and waiver of any and all objections to the place of the meeting, the time of the meeting, or the manner in which it has been called or convened, except when a director states, at the beginning of the meeting, any objection to the transaction of business because the meeting is not lawfully called or convened.

Section 16. Adjournments. A majority of the directors present, whether or not a quorum exists, may adjourn any meeting of the Board of Directors to another time and place. Notice of any such adjourned meeting shall be given to the directors who were not present at the time of the adjournment and, unless the time and place of the adjourned meeting are announced at the time of the adjournment, to the other directors.

Section 17. Participation by Conference Telephone or Video. Members of the Board of Directors may participate in a meeting of such Board by means of a conference telephone, video, or similar communications equipment by means of which all persons participating in the meeting can hear each other at the same time. Participation by such means shall constitute presence in person at a meeting.

Section 18. Action Without a Meeting. Any action required by law to be taken at a meeting of the directors of the Corporation, or any action which may be taken at a meeting of the directors or a committee thereof, may be taken without a meeting if a consent in writing setting forth the action so to be taken signed by all of the directors or all of the members of the committee, as the case may be, is filed in the minutes of the proceedings of the Board or the committee. Such consent shall have the same effect as a unanimous vote.

Article III. Officers

Section 1. Officers, Election and Terms of Office. The principal officers of this Corporation shall consist of a Chairman of the Board, a Chief Executive Officer, a Chief Financial Officer, a Secretary, and a Treasurer, each of whom shall be elected by the Board of Directors at the first meeting of directors immediately following the annual meeting of shareholders of this Corporation, and shall hold their respective offices from the date of the meeting at which elected until the time of the next succeeding meeting of the Board following the annual meeting of the shareholders. The Board of Directors shall have the power to elect or appoint, for such term as it may see fit, such other officers and assistant officers and agents as it may deem necessary, and to prescribe such duties for them to perform as it may deem advisable. Any two or more offices may be held by the same person. Failure to elect a Chairman of the Board, CEO, CFO, Secretary or Treasurer shall not affect the existence of the Corporation.

Section 2. Removal of Officers. Any officer or agent elected or appointed by the Board of Directors may be removed by the Board whenever, in its judgment, the best interests of the Corporation will be served thereby.

Any officer or agent elected by the shareholders may be removed only by vote of the shareholders unless the shareholders shall have authorized the directors to remove such officer or agent.

Removal of any officer shall be without prejudice to the contract rights, if any, of the person so removed; however, election or appointment of an officer or agent shall not of itself create any contract rights.

Section 3. Vacancies. Any vacancy, however occurring, in any office may be filled by the Board of Directors.

Section 4. Chairman of the Board. The Chairman of the Board shall coordinate and supervise the activities of all other officers of the Corporation. The Chairman of the Board shall from time to time call special meetings of the Board of Directors whenever he/she deems it necessary to do so or whenever the requisite number of the members of the Board of Directors shall request him in writing to do so. He/she shall preside at all meetings of the shareholders and the directors and shall generally perform such other duties as are delegated to him by the Board of Directors. If the Chairman shall be unable to preside, then the Vice Chairman, if any, or a person duly appointed by the Chairman shall preside at all such meetings. The CEO, Chief Financial officer, Chairman of the Board, or any Vice President, unless some other person is thereunto expressly authorized by resolution of the Board of Directors, shall sign all certificates of stock, execute all contracts, deeds, notes, mortgages, bonds and other instruments and papers in the name of the Corporation and on its behalf; subject, however, to the control, when exercised, of the Board of Directors.

Section 5. Chief Executive Officer. Except as otherwise provided in these Bylaws, the Chief Executive Officer ("CEO"), subject to the directions of and limitations imposed by the Board of Directors, shall perform all the duties and have all the power usually pertaining and attributed by law or otherwise to the office of the chief executive of the Corporation. The CEO, Chief Financial officer, Chairman of the Board, or any Vice President, unless some other person is thereunto expressly authorized by resolution of the Board of Directors, shall sign all certificates of stock, execute all contracts, deeds, notes, mortgages, bonds and other instruments and papers in the name of the Corporation and on its behalf; subject, however, to the control, when exercised, of the Board of Directors. He shall, at each annual meeting, present a report of the business and affairs of the Corporation and shall, from time to time, whenever requested, report to the Board all matters within his knowledge which the interest of the Corporation may require to be brought to the notice of the directors. The CEO shall have the power, only with prior approval of the Board of Directors, to employ and terminate the employment of all such subordinate officers, agents, clerks and other employees not herein provided to be selected by the Board as he may find necessary to transact the business of the Corporation and shall have the right to fix the compensation thereof, subject to the approval of the Board of Directors or any Compensation Committee thereof.

Section 6. Chief Financial Officer. The Chief Financial Officer ("CFO") shall perform the duties usually pertaining to and attributed to the principal financial officer of the Corporation and shall have the powers and perform such duties as may be delegated to him by the Board of Directors, or in the absence of such action by the Board, then by the Chairman of the Board or by the CEO. The CFO shall report directly to the Board and any Audit Committee thereby established. The CEO, Chief Financial officer, Chairman of the Board, or any Vice President, unless some other person is thereunto expressly authorized by resolution of the Board of Directors, shall sign all certificates of stock, execute all contracts, deeds, notes, mortgages, bonds and other instruments and papers in the name of the Corporation and on its behalf; subject, however, to the control, when exercised, of the Board of Directors.

Section 7. Vice-President. The Vice-President shall have the powers and perform such duties as may be delegated to him by the Board of Directors, or in the absence of such action by the Board, then by the Chairman of the Board or by the Chief Executive Officer. In case of the death, absence, or inability of the Chief Executive Officer to act, except as may be expressly limited by action of the Board of Directors, the Vice-President may perform the duties and exercise the powers of the Chief Executive Officer following such death of the Chief Executive Officer or during the absence or inability of the Chief Executive Officer to act; and, in such case, concurrently with the Chief Executive Officer, shall at all times have the power to sign all certificates of stock, execute all contracts, deeds, notes, mortgages, bonds and other instruments and documents in the name of the Corporation on its behalf which the Chief Executive Officer is authorized to do, but subject to the control and authority at all times of the Board of Directors.

Section 8. Secretary. The Secretary shall keep the minutes of all meetings of the shareholders and the Board of Directors in a book or books to be kept for such purposes, and also, when so requested, the minutes of all meetings of committees in a book or books to be kept for such purposes. He shall attend to giving and serving of all notices, and he shall have charge of all books and papers of the Corporation, except those hereinafter directed to be in charge of the Treasurer, or except as otherwise expressly directed by the Board of Directors. He shall keep the stock certificate book or books. The Secretary shall be the custodian of the seal of the Corporation. The Secretary shall sign with the President all certificates of stock as the Secretary of this Corporation and as Secretary affix or cause to be affixed thereto the seal of the Corporation. The Secretary may sign as Secretary of the Corporation, with the President in the name of the Corporation and on its behalf, all contracts, deeds, mortgages, bonds, notes and other papers, instruments and documents, except as otherwise expressly provided by the Board of Directors, and as such Secretary he shall affix the seal of the Corporation thereto. Under the direction of the Board of Directors, the Chairman of the Board or the President, the Secretary shall perform all the duties usually pertaining to the office of Secretary; and he shall perform such other duties as may be prescribed by the Board of Directors, the Chairman of the Board or the President.

Section 9. Treasurer. The Treasurer shall have the custody of all the funds and securities of the Corporation except as may be otherwise provided by the Board of Directors, and he shall make such disposition of the funds and other assets of the Corporation as he may be directed by the Board of Directors. He shall keep or cause to be kept a record of all money received and paid out, and all vouchers and receipts given therefor, and all other financial transactions of the Corporation. He shall have general charge of all financial books, vouchers and papers belonging to the Corporation or pertaining to its business. He shall render an account of the Corporation's funds at the first meeting of the Board of Directors immediately following the annual meeting of shareholders of this Corporation, and at such other meetings as he may be requested, and he shall make an annual statement of the finances of the Corporation. If at any time there is a person designated as Comptroller of the Corporation, the Treasurer may delegate to such Comptroller such duties and powers as the Treasurer may seem proper. The Treasurer shall perform such other duties as are usually incident by law or otherwise to the office of the Treasurer, and as he may be directed or required by the Board of Directors, the Chairman of the Board or the President.

Article IV. Dividends

The Board of Directors of this Corporation may, from time to time, declare, and the Corporation may pay, dividends on its shares in cash, property or its own shares, except when the Corporation is insolvent, when the payment thereof would render the Corporation insolvent or when the declaration or payment thereof would be contrary to any restrictions contained in the articles of incorporation, subject to the following provisions:

(a) Dividends in cash or property may be declared and paid, except as otherwise provided in this Section, only out of the unreserved and unrestricted earned surplus of the Corporation or out of capital surplus, howsoever arising, but each dividend paid out of capital surplus shall be identified as a distribution of capital surplus, and the amount per share paid from such surplus shall be disclosed to the shareholders receiving the same concurrently with the distribution.

(b) Dividends may be declared and paid in the Corporation's own treasury shares.

(c) Dividends may be declared and paid in the Corporation's own authorized but unissued shares out of any unreserved and unrestricted surplus of the Corporation upon the following conditions:

(1) If a dividend is payable in shares having a par value, such shares shall be issued at not less than the par value thereof and there shall be transferred to stated capital at the time such dividend is paid an amount of surplus equal to the aggregate par value of the shares to be issued as a dividend.

(2) If a dividend is payable in shares without par value, such shares shall be issued at such stated value as shall be fixed by the Board of Directors by resolution adopted at the time such dividend is declared, and there shall be transferred to stated capital at the time such dividend is paid an amount of surplus equal to the aggregate stated value so fixed in respect of such shares, and the amount per share so transferred to stated capital shall be disclosed to the shareholders receiving such dividend concurrently with the payment thereof.

(d) No dividend payable in shares of any class shall be paid to the holders of shares of any other class unless the articles of incorporation so provide or such payment is authorized by the affirmative vote or the written consent of the holders of at least a majority of the outstanding shares of the class in which the payment is to be made.

(e) A split up or division of the issue shares of any class into a greater number of shares of the same class without increasing the stated capital of the Corporation shall not be construed to be a share dividend within the meaning of this Section.

Article V. Stock Certificates

Section 1. Issuance. Every holder of shares in this Corporation shall be entitled to have a certificate representing all shares to which he is entitled. No certificate shall be issued for any share until such share is fully paid.

Section 2. Form. Certificates representing shares in this Corporation shall be signed by the CEO and the Secretary and may be sealed with the seal of this Corporation or a facsimile thereof. The signatures of the CEO and the Secretary may be facsimiles if the certificate is manually signed on behalf of a transfer agent or a registrar other than the Corporation itself or an employee of the Corporation. In case any officer who signed, or whose facsimile signature has been placed upon, such certificate shall have ceased to be such officer before such certificate is issued, it may be issued by the Corporation with the same effect as if he were such officer at the date of its issuance.

Every certificate representing shares which are restricted as to the sale, disposition or other transfer of such shares shall state that such shares are restricted as to transfer and shall set forth or fairly summarize upon the certificate, or shall state that the Corporation will furnish to any shareholder upon request and without charge a full statement of, such restrictions.

Each certificate representing shares shall state upon the face thereof: the name of the Corporation; that the Corporation is organized under the laws of this state; the name of the person or persons to whom issued; the number and class of shares and the designation of the series, if any, which such certificate represents; and the par value of each share represented by such certificate or a statement that the shares are without par value.

Section 3. Transfer of Stock. Transfers of stock shall be made only on the books of the Corporation by the holder, in person, or by an attorney-in-fact under a power of attorney duly executed by such shareholder and filed with the Secretary with written direction for the transfer, upon surrender of the original certificate for such shares and upon the payment of all indebtedness by such shareholder to the Corporation, and the possession of a certificate of stock (as between the holder and the Corporation) shall not be regarded as evidence of ownership of the same in any person other than the registered owner until the transfer thereof is duly made on the books of the Corporation. No transfer of stock shall be valid against the Corporation until it shall have been effected and registered upon the Corporation's books in the manner herein provided.

On the transfer of any shares, each certificate shall be receipted for, and such receipt shall be attached to, the margin or stub of such certificate in the certificate book. When such certificate is delivered by the Corporation by registered or certified mail, the return receipt of such registered or certified mail shall be sufficient as the receipt herein provided for. All certificates exchanged or surrendered to the Corporation shall be cancelled by the Secretary and affixed in their original places in the certificate book and no new certificates shall be issued until the certificate for which it is exchanged has been cancelled and returned to its original place in said book, except as provided in Section 4 of this Article pertaining to lost or destroyed certificates.

If any holder of any stock of the Corporation shall have entered into an agreement with any other holder of any stock of the Corporation or with the Corporation, or both, relating to a sale or sales or transfer of any shares of stock of the Corporation, or wherein or whereby any restriction or condition is imposed or placed upon or in connection with the sale or transfer of any share of stock of the Corporation, and if a duly executed or certified copy thereof shall have been filed with the Secretary of the Corporation, none of the shares of stock covered by such agreement or to which it relates, of any such contracting shareholder, shall be transferred upon the books of the Corporation until there has been filed with the Secretary of the Corporation evidence satisfactory to the Secretary of the Corporation of compliance with such agreement, and any evidence of any kind or quality, of compliance with the terms of such agreement which the Secretary deems satisfactory or sufficient shall be conclusive upon all parties interested; provided, however, that neither the Corporation nor any director, officer, employee or transfer agent thereof shall be liable for transferring or effecting or permitting the transfer of any such shares of stock contrary to or inconsistent with the terms of any such agreement, in the absence of proof of willful disregard thereof or fraud, bad faith or gross negligence on the part of the party to be charged; provided, further, that the certificate of the Secretary, under the seal of the Corporation, bearing the date of its issuance by the Secretary, certifying that such an agreement is or is not on file with the Secretary, shall be conclusive as to such fact so certified for a period of five days from the date of such certificate, with respect to the rights of any innocent purchaser or transferee for value of any such shares without actual notice of the existence of any restrictive agreement.

Section 4. Lost Certificates. Any shareholder claiming a certificate of stock to be lost or destroyed shall make affidavit or affirmation of the fact and the fact that he is the owner and holder thereof, and give notice of the loss or destruction of same in such manner as the Board of Directors may require, and shall give the Corporation a bond of indemnity in form, and with one or more sureties satisfactory to the Board of Directors, which shall be at least double the par value of all the shares of stock represented by such certificate, payable as may be required by the Board of Directors to protect the Corporation and any person injured by the issuance of the new certificate from any liability or expense which it or they may be put to or incur by reason of the original certificate remaining outstanding, whereupon the President and the Secretary may cause to be issued a new certificate in the same tenor as the one alleged to be lost or destroyed, but always subject to approval of the Board of Directors.

Article VI. Books and Records.

Section 1. Books and Records. This Corporation shall keep correct and complete books and records of account and shall keep minutes of the proceedings of its shareholders, Board of Directors and committees of directors.

This Corporation shall keep, at its registered office or principal place of business or at the office of its transfer agent or registrar, a record of its shareholders, giving the names and addresses of all shareholders and the number, class and series, if any, of the shares held by each.

These Bylaws may be altered, amended or repealed and new Bylaws may be adopted, by the Board of Directors; provided, however, that the provisions set forth in Article II, Sections 2, 6, 7, 9, 10, and 18 shall not be altered, amended or repealed unless approved by the affirmative vote of the holders of seventy-five percent (75%) of the outstanding voting stock qualified to vote at a meeting for the election of directors.

CERTIFICATE OF ADOPTION

These Bylaws were approved and adopted on 10/10/, 2005, by Casino Players, Inc.

By: [signature]

William Forhan, Secretary

Exhibit 2.4

SECRETARY OF STATE

STATE OF NEVADA

CORPORATE CHARTER

I, DEAN HELLER, the duly elected and qualified Nevada Secretary of State, do hereby certify that **CASINO RATED PLAYERS, INC.** did on **July 13, 2004** file in this office the original Articles of Incorporation; that said Articles are now on file and of record in the office of the Secretary of State of the State of Nevada, and further, that said Articles contain all the provisions required by the law of said State of Nevada.

IN WITNESS WHEREOF, I have hereunto set my hand and affixed the Great Seal of State, at my office, in Carson City, Nevada, on **July 13, 2004**.

DEAN HELLER
Secretary of State

By
Certification Clerk

Exhibit 2.5

DEAN HELLER
Secretary of State
206 North Carson Street
Carson City, Nevada 89701-4299
(775) 684 5708
Website: secretaryofstate.biz

Articles of Incorporation
(PURSUANT TO NRS 78)

Important: Read attached instructions before completing form.

ABOVE SPACE IS FOR OFFICE USE ONLY

1. Name of Corporation:	CASINO RATED PLAYERS, INC.
2. Resident Agent Name and Street Address: (must be a Nevada address where process may be served)	Name: CORPORATION TRUST COMPANY OF NEVADA Street Address: 6100 NEIL RD, STE 500; City: RENO, NEVADA; Zip Code: 89511 Optional Mailing Address: ____ City: ____ State: ____ Zip Code: ____
3. Shares: (number of shares corporation authorized to issue)	SEE EXHIBIT "A" Number of shares with par value: 110,000,000 Par value: $.0001 Number of shares without par value: -0-
4. Names & Addresses, of Board of Directors/Trustees: (attach additional page if there is more than 3 directors/trustees)	1. Name: WILLIAM FORHAN Street Address: 9553 HARDING AVE, #301; City: MIAMI BEACH; State: FL; Zip Code: 33154 2. Name: ____ Street Address: ____ City: ____ State: ____ Zip Code: ____ 3. Name: ____ Street Address: ____ City: ____ State: ____ Zip Code: ____
5. Purpose: (optional-see instructions)	The purpose of this Corporation shall be: ANY LEGAL PURPOSE
6. Names, Address and Signature of Incorporator: (attach additional page if there is more than 1 incorporator)	Name: J. BENNETT GROCOCK; Signature: [signature] Address: 255 S. ORANGE AVE STE 1201; City: ORLANDO; State: FL; Zip Code: 32801
7. Certificate of Acceptance of Appointment of Resident Agent:	I hereby accept appointment as Resident Agent for the above named corporation. [signature] PETER F. SOUZA, ASSISTANT SECRETARY Authorized Signature of R.A. or On Behalf of R.A. Company Date: 6/24/04

This form must be accompanied by appropriate fees. See attached fee schedule.

Exhibit A

AUTHORIZED STOCK.

1. Authorized Stock. This corporation is authorized to issue the following shares of capital stock:

(a) Common Stock. The aggregate number of shares of Common Stock which the corporation shall have the authority to issue is One Hundred Million (100,000,000) shares, par value $0.0001 per share.

(b) Preferred Stock. The aggregate number of shares of Preferred Stock which the corporation shall have the authority to issue is Ten Million (10,000,000) shares, par value $0.0001 per share.

2. Description of Common Stock. Holders of Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders and may not cumulate their votes for the election of directors. Shares of Common Stock are not redeemable, do not have any conversion or preemptive rights, and are not subject to further calls or assessments once fully paid.

Holders of Common Stock will be entitled to share pro rata in such dividends and other distributions as may be declared from time to time by the board of Directors out of funds legally available therefor, subject to any prior rights accruing to any holders of preferred stock of the Company. Upon liquidation or dissolution of the Company, holders of shares of Common Stock will be entitled to share proportionally in all assets available for distribution to such holders.

3. Description of Preferred Stock. The terms, preferences, limitations and relative rights of the Preferred Stock are as follows:

(a) The Board of Directors is expressly authorized at any time and from time to time to provide for the issuance of shares of Preferred Stock in one or more series, with such voting powers, full or limited, but not to exceed one vote per share, or without voting powers, and with such designations, preferences and relative participating, optional or other special rights and qualifications, limitations or restrictions, as shall be fixed and determined in the resolution or resolutions providing for the issuance thereof adopted by the Board of Directors, and as are not stated and expressed in this Certificate of Incorporation or any amendment hereto, including (but without limiting the generality of the foregoing) the following:

(i) the distinctive designation of such series and the number of shares which shall constitute such series, which number may be increased (but not above the total number of authorized shares of Preferred Stock and, except where otherwise provided by the Board of Directors in creating such series) or decreased (but not below the number of shares thereof then outstanding) from time to time by resolution by the Board of Directors;

(ii) the rate of dividends payable on shares of such series, the times of payment, whether dividends shall be cumulative, the conditions upon which and the date from which such dividends shall be cumulative;

(iii) whether shares of such series can be redeemed, the time or times when, and the price or prices at which shares of such series shall be redeemable, the redemption price, terms and conditions of redemption, and the sinking fund provisions, if any, for the purchase or redemption of such shares;

(iv) the amount payable on shares of such series and the rights of holders of such shares in the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the corporation;

(v) the rights, if any, of the holders of shares of such series to convert such shares into, or exchange such shares for, shares of Common Stock or shares of any other class or series of Preferred Stock and the terms and conditions of such conversion or exchange; and

(vi) the rights, if any, of the holders of shares of such series to vote.

(b) Except in respect of the relative rights and preferences that may be provided by the Board of Directors as hereinbefore provided, all shares of Preferred Stock shall be of equal rank and shall be identical, and each share of a series shall be identical in all respects with the other shares of the same series.

Exhibit 2.6

United States of America

The State of Michigan

Michigan Department of Consumer and Industry Services

Lansing, Michigan

This is to Certify That

CASINO RATED PLAYERS, INC.

a corporation existing under the laws of the State of NEVADA was validly authorized to transact business in Michigan on the 06th day of August, 2004, in conformity with 1972 PA 284, as amended.

Said corporation is authorized to transact in this state any business of the character set forth in its application which a domestic corporation formed under this act may lawfully conduct. The authority shall continue as long as said corporation retains its authority to transact such business in the jurisdiction of its incorporation and its authority to transact business in this state has not been surrendered, suspended or revoked.

This certificate is in due form, made by me as the proper officer, and is entitled to have full faith and credit given it in every court and office within the United States.

In testimony whereof, I have hereunto set my hand, in the City of Lansing, this 06th day of August, 2004.

, Director

Bureau of Commercial Services

GOLD SEAL APPEARS ONLY ON ORIGINAL

Exhibit 6.1

EMPLOYMENT AGREEMENT

THIS AGREEMENT (the "Agreement") effective the 1st day of August, 2004, entered into by and between **William Forhan,** ("Employee") and **CASINO PLAYERS Inc.**, ("Company"), a Nevada Corporation with its principal place of business in Miami, Florida.

The Company desires to employ Employee as its **Chief Executive Officer (CEO)** and Employee desires to be so employed and;

NOW, THEREFORE, the parties desire to memorialize herein the terms and conditions of Employee's employment. In consideration of the mutual covenants and promises contained herein and other good and valuable consideration, the parties hereby acknowledge the receipt and sufficiency of which hereto, the parties agree as follows:

1. **Position & Duties**

Employee shall serve as CEO upon the terms set forth in this Agreement. Employee shall have the responsibilities inherent in this position and shall report to the Board of Directors of the Company, and Employee shall perform any other duties reasonably required by Company's Board of Directors. The primary duties are: implement corporate business plan, approve subsidiary annual biz plans and financial projections, review quarterly and annual financials, approve mergers and acquisitions, and increase corporate market valuation.

2. **Term of Employment**.

Subject to the provisions of this Agreement, the term of Employee's employment under this Agreement ("Period of Employment") shall commence on August 1, 2004, until August 1, 2005 (the "Initial Term"). Unless either party elects to terminate this Agreement at the end of the initial or any renewal term by giving the other party written notice of such election at least ninety (90) days before the expiration of the then current term, this Agreement shall be deemed to have been renewed for an additional term of one (1) year commencing on the day after the expiration of the then current term. Either party may elect not to renew this Agreement with or without cause, in which case this Section 2 shall govern Employee's termination, and not Section 5. Upon expiration of this Agreement after notice of non-renewal, Company shall provide Employee all compensation and benefits to which Employee is entitled through the date of termination and thereafter Company's obligation hereunder shall cease.

3. **Compensation and Benefits**.

Salary. The Company shall pay Employee an annual base salary of Eighty Four thousand dollars ($84,000) during the term of Employee's employment, payable in accordance with the Company's semi-monthly payroll disbursement cycle ("Base Compensation").
Employee's base compensation shall be reviewed each year during the term of Employee's employment, provided that the Company's performance criteria are achieved as set forth by the Company each year.

3.1 **Vacation and Sick Leave**. Employee will be entitled to four (4) weeks of vacation, and sick leave equal to six (6) days per year, and 6 personal days. Vacation time, personal days and sick leave shall not be accumulated after the end of any year. Employee's use of vacation time shall be subject to the prior approval of the CEO of the Company. Sick leave shall accumulate at the rate of one half day per month.

3.2 **Expenses**. With the prior approval of the CEO, the Company shall reimburse Employee for all expenses incurred in connection with his duties on behalf of the Company, provided that Employee shall keep, and present to the Company, records and receipts relating to reimbursable expenses incurred by Employee. Such records and receipts shall be maintained and presented in a format, and with such regularity, as the Company reasonably may require in order to substantiate the Company's right to claim income tax deductions for such expenses.

3.3 **Benefits**. Employee will be entitled to participate in the employee benefit plans or programs of the Company, including medical and life insurance and ISOP, to the fullest extent possible, subject to the rules and regulations applicable hereto and to standard eligibility and vesting requirements of any coverage and shall be furnished with other services and perquisites appropriate to Employee's position. Without limiting the generality of the foregoing, Employee shall be entitled to the following benefits:

(a) Comprehensive medical insurance for Employee ;

4. Termination

4.1 Due to Disability

(a) If Employee becomes unable to perform the duties specified hereunder due to partial or total disability or incapacity resulting from a mental or physical illness, injury or any other cause, Company will the payment of Employee's base salary at its then current rate for a period of (4) weeks following the date Employee is first unable to perform such duties due to such disability or incapacity. Thereafter, Company shall have no obligation for base salary, bonus or other compensation payments to Employee during the continuance of such disability or incapacity. Company will continue to provide benefits to Employee so long as Employee remains employed;

(b) If Employee is unable to perform the duties specified hereunder due to partial or total disability or incapacity resulting from a mental or physical illness, injury or any other cause for a period of TEN (10) consecutive weeks or for a cumulative period of SEVENTY (70) business days during any FIVE (5) month period ("Disability"), then, to the extent permitted by law, Company shall have the right to terminate this Agreement thereafter, in which event Company shall have no further obligations or liabilities hereunder after the date of such termination except Employee will be deemed disabled and eligible for the payments outlined in paragraph 5.1(a). EMPLOYEE REPRESENTS THAT TO THE BEST OF EMPLOYEE'S KNOWLEDGE EMPLOYEE HAS NO MEDICAL CONDITION THAT COULD CAUSE PARTIAL OR TOTAL DISABILITY THAT WOULD RENDER EMPLOYEE UNABLE TO PERFORM THE DUTIES SPECIFIED IN THIS AGREEMENT OTHERWISE THE BENEFITS IN PARAGRAPH 5.1(a) SHALL BE NULL AND VOID.

4.2 Due to Death. If Employee dies during the period of employment, Employee's employment with Company shall terminate as of the end of the calendar month in which the death occurs. Company shall have no obligation to Employee or Employee's estate for Base Compensation or other form of compensation or benefit other than amounts accrued through the date of Employee's death, except as otherwise required by law or by benefit plans provided at Company expense.

In the event of the termination of Employee's employment due to Employee's death or Disability, Employee or Employee's legal representatives, as the case may be, shall be entitled to:

(a) In the case of death, unpaid Base Compensation earned or accrued through Employee's date of death and continued Base Compensation at a rate in effect at the time of death, through the end of one (1) calendar year after which Employee's death occurs or the end of the employment term which ever is the lesser amount;

(b) Any performance or special incentive bonus earned but not yet paid;

(c) A pro rata performance bonus for the year in which employment terminates due to death or Disability based on the performance of Company for the year during which such termination occurs or, if performance results are not available, based on the performance bonus paid to Employee for the prior year; and

(d) Any other compensation and benefits to which Employee or Employee's legal representatives may be entitled under applicable plans, programs and agreements of Company to the extent permitted under the terms thereof, including, without limitation, life insurance as provided in Section 4.5 above.

4.3 **For Cause** Company may terminate Employee's employment relationship with Company at any time and with ten (10) days prior notice for Cause.

(a) For purposes of this Agreement, termination of employment of Employee by the Company for cause means termination for the following reasons: (i) frequent and unjustifiable absenteeism, other than solely by reason of Employee's illness or physical or mental disability; (ii) failing to follow the reasonable instructions of the President; (iii) proven dishonesty materially injurious to the Company or to its business, operations, assets or condition (an "Adverse Effect"); or gross violation of Company policy or procedure after being warned, notified, or Employee's acknowledged, gross or willful misconduct, or willful neglect to act, which misconduct or neglect is committed or omitted by Employee in bad faith and had an Adverse Effect; and

(b) Company shall have no obligation to Employee for Base Compensation or other form of compensation or benefits, except as otherwise required by law, other than (a) amounts accrued through the date of termination, and (b) reimbursement of appropriately documented expenses incurred by Employee before the termination of employment, to the extent that Employee would have been entitled to such reimbursement but for the termination of employment.

4.4 **Termination Obligations**.

(a) All tangible Company property shall be returned promptly to Company upon termination of the Period of Employment;

(b) All benefits to which Employee is otherwise entitled shall cease upon Employee's termination, unless explicitly continued either under this Agreement or under any specific written policy or benefit plan of Company;

(c) Upon termination of the Period of Employment, Employee shall be deemed to have resigned from all offices and directorships then held with Company or any Affiliate;

(d) Employee's obligations under this Section 5.5 on Termination Obligations, Section 6 on Confidentiality and Non-Disclosure, Section 8 on Inventions, Section 9 on Arbitration, and Section 11 on Non-Competition shall survive the termination of the Period of Employment and the expiration or termination of this Agreement; and

(e) Following any termination of the Period of Employment, Employee shall cooperate fully with Company in all matters relating to completing pending work on behalf of Company and the orderly transfer of work to other employees of Company. Employee shall also cooperate in the defense of any action brought by any third party against Company that relates in any way to Employee's acts or omissions while employed by Company.

5. **Confidentiality and Non-Disclosure**.

Employee agrees to abide by the terms of the Confidentiality and Non-Disclosure Agreement , and proprietary information policies now in effect by the Company or as may be established in the future.

6. **Company Property.**

All products, records, designs, patents, plans, data, manuals, brochures, memoranda, devices, lists and other property delivered to Employee by or on behalf of the Company, all confidential information including, but not limited to, lists of potential customers, prices, and similar confidential materials or information respecting the business affairs of the Company, such as hardware manufacturers, software developers, networks, strategic partners, business practices regarding technology and schedules, legal actions and personnel information, and all records compiled by Employee which pertain to the business of the Company, and all rights, title and interest now existing or that may exist in the future in and to any intellectual property rights created by Employee for the Company, in performing Employee's duties during the term of this Agreement shall be and remain the property of the Company. Employee agrees to execute and deliver at a future date any further documents that the Company, determines may be necessary or desirable to perfect the Company's ownership in any intellectual or other property rights.

7. **Arbitration.**

7.1 **Arbitrable Claims**. To the fullest extent permitted by law, all disputes between Employee (and Employee's attorneys, successors and assigns) and Company (and its Affiliates, shareholders, directors, officers, employees, agents, successors, attorneys and assigns) of any kind whatsoever, including, without limitation, all disputes arising under this Agreement ("Arbitrable Claims"), shall be resolved by arbitration. All persons and entities specified in the preceding sentence (other than Company and Employee) shall be considered third-party beneficiaries of the rights and obligations created by this Section on Arbitration. Arbitrable Claims shall include, but are not limited to, contract (express or implied) and tort claims of all kinds, as well as all claims based on any federal, state or local law, statute or regulation, excepting only claims under applicable workers' compensation law and unemployment insurance claims. By way of example and not in limitation of the foregoing, Arbitrable Claims shall include any claims arising under Title VII of *the Civil Rights Act of 1964, the Age Discrimination in Employment Act, the Americans with Disabilities Act* and *the Nevada Fair Employment and Housing Act*;

7.2 **Procedure.** Arbitration of Arbitrable Claims shall be in accordance with the National Rules for the Resolution of Employment Disputes of the American Arbitration Association, as amended ("AAA Employment Rules"), as augmented in this Agreement. Arbitration shall be initiated as provided by the AAA Employment Rules, although the written notice to the other party initiating arbitration shall also include a statement of the claim(s) asserted and the facts upon which the claim(s) are based. Arbitration shall be final and binding upon the parties and shall be the exclusive remedy for all Arbitrable Claims.

7.3 **Either party may bring an action** in court to compel arbitration under this Agreement and to enforce an arbitration award. Otherwise, neither party shall initiate or prosecute any lawsuit or administrative action in any way related to any Arbitrable Claim. Notwithstanding the foregoing, either party may, at its option, seek injunctive relief. All arbitration hearings under this Agreement shall be conducted in Las Vegas, Nevada. THE PARTIES HEREBY WAIVE ANY RIGHTS THEY MAY HAVE TO TRIAL BY JURY IN REGARD TO ARBITRABLE CLAIMS, INCLUDING, WITHOUT LIMITATION, ANY RIGHT TO TRIAL BY JURY AS TO THE MAKING, EXISTENCE, VALIDITY OR ENFORCEABILITY OF THE AGREEMENT TO ARBITRATE;

7.4 **Arbitrator Selection and Authority**. All disputes involving Arbitrable Claims shall be decided by a single arbitrator. The arbitrator shall be selected by mutual agreement of the parties within thirty (30) days of the effective date of the notice initiating the arbitration. If the parties cannot agree on an arbitrator, then the complaining party shall notify the AAA and request selection of an arbitrator in accordance with the AAA Employment Rules. The arbitrator shall have authority to award equitable relief, damages, costs and fees to the same extent that, but not greater than, a court would have. The fees of the arbitrator shall be split between both parties equally, unless this would render this Section of Arbitration unenforceable, in which case the arbitrator shall apportion said fees so as to preserve enforceability. The arbitrator shall have exclusive authority to resolve all Arbitrable Claims, including, but not limited to, whether any particular claim is arbitrable and whether all or any part of this Agreement is void or unenforceable;

7.5 **Continuing Obligations**. The rights and obligations of Employee and Company set forth in this Section on Arbitration shall survive the termination of Employee's employment and the expiration of this Agreement.

8. **Prior Agreements; Conflicts of Interest**. Employee represents to Company: (a) that there are no restrictions, agreements or understandings, oral or written, to which Employee is a party or by which Employee is bound that prevent or make unlawful Employee's execution or performance of this Agreement; (b) none of the information supplied by Employee to Company or any representative of Company or placement agency in connection with Employee's employment by Company misstated a material fact or omitted information necessary to make the information supplied not materially misleading; and (c) Employee does not have any business or other relationship that creates a conflict between the interests of Employee and the Company.

9. **Non-Competition**. During the term of this Agreement Employee shall not:

9.1 Start employment with, offer consulting services to, or otherwise become involved in, advise or participate on behalf of any other company, entity or individual, in the field of the Company; and

9.2 Individually or through any agent, for Employee's benefit or on behalf of any other person or entity (i) solicit employees of the Company, to entice them to leave the Company; or (ii) solicit or induce and third party now or at any time during the term of this Agreement who is providing services to the Company, through license, contract, partnership, or otherwise to terminate or reduce their relationships with the Company.

10. **Miscellaneous Provisions**.

10.1 **Authority.** Each party hereto represents and warrants that it has full power and authority to enter into this Agreement and to perform this Agreement in accordance with its terms.

10.2 **Governing Law.** This Agreement shall be construed, interpreted and enforced in accordance with the laws of the State of Florida.

10.3 **Successors and Assigns**. This Agreement shall be binding upon, and inure to the benefit of, the parties hereto and their respective successors and assigns.

10.4 **Captions**. The captions of the sections of this Agreement are for convenience of reference only and in no way define, limit or affect the scope or substance of any section of this Agreement.

10.5 **Severability**. In the event that any provision of this Agreement shall be invalid, illegal or otherwise unenforceable, the validity, legality and enforceability of the remaining provisions shall in no way be affected or impaired thereby.

10.6 **Amendment.** This Agreement may be amended only in writing executed by the parties hereto.

10.7 **Attorney's Fees**. In the event of a dispute the prevailing party shall be entitled to be reimbursed for its legal fees by the other party.

10.8 **Finality of Agreement**. The document, when executed by the parties, supersedes all other agreements of the parties with respect to the matters discussed.

IN WITNESS WHEREOF, the parties have executed this Agreement effective as of the day and year first set forth above.

"EMPLOYEE"

William Forhan

CASINO PLAYERS INC

By: ______________________

David Scott, COO

{WKM0926.DOC}

EMPLOYMENT AGREEMENT

THIS AGREEMENT (the "Agreement") effective the 1st day of August, 2004, entered into by and between **Joe Fahoome** ("Employee") and **CASINO PLAYERS, INC.**, ("Company"), a Nevada Corporation, with its principal place of business in Miami , Florida.

The Company desires to employ Employee as its **President** and Employee desires to be so employed and;

NOW, THEREFORE, the parties desire to memorialize herein the terms and conditions of Employee's employment. In consideration of the mutual covenants and promises contained herein and other good and valuable consideration, the parties hereby acknowledge the receipt and sufficiency of which hereto, the parties agree as follows:

1. **Position & Duties**

Employee shall serve as President of Casino Rated Players (CRP) upon the terms set forth in this Agreement. Employee shall have the responsibilities inherent in this position and shall report to the CEO of the Company (William Forhan), and Employee shall perform any other duties reasonably required by Company's Board of Directors. The primary duties are: to build CRP into the casino industries largest Rep Company, implement the corporate business plan generating profits and becoming industry leader, target casino Rep Companies to acquire, introduce Casino Rated Players to casino presidents and generate increased margins, develop strategic marketing plans, accomplish the financial projections, review monthly, quarterly and annual financials with CEO.

2. **Term of Employment**.

Subject to the provisions of this Agreement, the term of Employee's employment under this Agreement ("Period of Employment") shall commence on August 1, 2004, until August 1, 2005 (the "Initial Term"). Unless either party elects to terminate this Agreement at the end of the initial or any renewal term by giving the other party written notice of such election at least ninety (90) days before the expiration of the then current term, this Agreement shall be deemed to have been renewed for an additional term of one (1) year commencing on the day after the expiration of the then current term. Either party may elect not to renew this Agreement with or without cause, in which case this Section 2 shall govern Employee's termination, and not Section 5. Upon expiration of this Agreement after notice of non-renewal, Company shall provide Employee all compensation and benefits to which Employee is entitled through the date of termination and thereafter Company's obligation hereunder shall cease.

3. **Compensation and Benefits**.

Salary. The Company shall pay Employee an annual base salary of Eighty Four thousand dollars ($84,000) during the term of Employee's employment, payable in accordance with the Company's semi-monthly payroll disbursement cycle ("Base Compensation").
Employee's base compensation shall be reviewed each year during the term of Employee's employment, provided that the Company's performance criteria are achieved as set forth by the Company each year.

3.1 **Vacation and Sick Leave**. Employee will be entitled to four (4) weeks of vacation, and sick leave equal to six (6) days per year, and 6 personal days. Vacation time, personal days and sick leave shall not be accumulated after the end of any year. Employee's use of vacation time shall be subject to the prior approval of the CEO of the Company. Sick leave shall accumulate at the rate of one half day per month.

3.2 **Expenses**. With the prior approval of the CEO, the Company shall reimburse Employee for all expenses incurred in connection with his duties on behalf of the Company, provided that Employee shall keep, and present to the Company, records and receipts relating to reimbursable expenses incurred by Employee. Such records and receipts shall be maintained and presented in a format, and with such regularity, as the Company reasonably may require in order to substantiate the Company's right to claim income tax deductions for such expenses.

3.3 **Benefits**. Employee will be entitled to participate in the employee benefit plans or programs of the Company, including medical and life insurance and ISOP, to the fullest extent possible, subject to the rules and regulations applicable hereto and to standard eligibility and vesting requirements of any coverage and shall be furnished with other services and perquisites appropriate to Employee's position. Without limiting the generality of the foregoing, Employee shall be entitled to the following benefits:

(a) Comprehensive medical insurance for Employee ;

4. Termination

4.1 Due to Disability

(a) If Employee becomes unable to perform the duties specified hereunder due to partial or total disability or incapacity resulting from a mental or physical illness, injury or any other cause, Company will the payment of Employee's base salary at its then current rate for a period of (4) weeks following the date Employee is first unable to perform such duties due to such disability or incapacity. Thereafter, Company shall have no obligation for base salary, bonus or other compensation payments to Employee during the continuance of such disability or incapacity. Company will continue to provide benefits to Employee so long as Employee remains employed;

(b) If Employee is unable to perform the duties specified hereunder due to partial or total disability or incapacity resulting from a mental or physical illness, injury or any other cause for a period of TEN (10) consecutive weeks or for a cumulative period of SEVENTY (70) business days during any FIVE (5) month period ("Disability"), then, to the extent permitted by law, Company shall have the right to terminate this Agreement thereafter, in which event Company shall have no further obligations or liabilities hereunder after the date of such termination except Employee will be deemed disabled and eligible for the payments outlined in paragraph 5.1(a). EMPLOYEE REPRESENTS THAT TO THE BEST OF EMPLOYEE'S KNOWLEDGE EMPLOYEE HAS NO MEDICAL CONDITION THAT COULD CAUSE PARTIAL OR TOTAL DISABILITY THAT WOULD RENDER EMPLOYEE UNABLE TO PERFORM THE DUTIES SPECIFIED IN THIS AGREEMENT OTHERWISE THE BENEFITS IN PARAGRAPH 5.1(a) SHALL BE NULL AND VOID.

4.2 **Due to Death**. If Employee dies during the period of employment, Employee's employment with Company shall terminate as of the end of the calendar month in which the death occurs. Company shall have no obligation to Employee or Employee's estate for Base Compensation or other form of compensation or benefit other than amounts accrued through the date of Employee's death, except as otherwise required by law or by benefit plans provided at Company expense.

In the event of the termination of Employee's employment due to Employee's death or Disability, Employee or Employee's legal representatives, as the case may be, shall be entitled to:

(a) In the case of death, unpaid Base Compensation earned or accrued through Employee's date of death and continued Base Compensation at a rate in effect at the time of death, through the end of one (1) calendar year after which Employee's death occurs or the end of the employment term which ever is the lesser amount;

(b) Any performance or special incentive bonus earned but not yet paid;

(c) A pro rata performance bonus for the year in which employment terminates due to death or Disability based on the performance of Company for the year during which such termination occurs or, if performance results are not available, based on the performance bonus paid to Employee for the prior year; and

(d) Any other compensation and benefits to which Employee or Employee's legal representatives may be entitled under applicable plans, programs and agreements of Company to the extent permitted under the terms thereof, including, without limitation, life insurance as provided in Section 4.5 above.

4.3 **For Cause** Company may terminate Employee's employment relationship with Company at any time and with ten (10) days prior notice for Cause.

(a) For purposes of this Agreement, termination of employment of Employee by the Company for cause means termination for the following reasons: (i) frequent and unjustifiable absenteeism, other than solely by reason of Employee's illness or physical or mental disability; (ii) failing to follow the reasonable instructions of the President; (iii) proven dishonesty materially injurious to the Company or to its business, operations, assets or condition (an "Adverse Effect"); or gross violation of Company policy or procedure after being warned, notified, or Employee's acknowledged, gross or willful misconduct, or willful neglect to act, which misconduct or neglect is committed or omitted by Employee in bad faith and had an Adverse Effect; and

(b) Company shall have no obligation to Employee for Base Compensation or other form of compensation or benefits, except as otherwise required by law, other than (a) amounts accrued through the date of termination, and (b) reimbursement of appropriately documented expenses incurred by Employee before the termination of employment, to the extent that Employee would have been entitled to such reimbursement but for the termination of employment.

4.4 **Termination Obligations**.

(a) All tangible Company property shall be returned promptly to Company upon termination of the Period of Employment;

(b) All benefits to which Employee is otherwise entitled shall cease upon Employee's termination, unless explicitly continued either under this Agreement or under any specific written policy or benefit plan of Company;

(c) Upon termination of the Period of Employment, Employee shall be deemed to have resigned from all offices and directorships then held with Company or any Affiliate;

(d) Employee's obligations under this Section 5.5 on Termination Obligations, Section 6 on Confidentiality and Non-Disclosure, Section 8 on Inventions, Section 9 on Arbitration, and Section 11 on Non-Competition shall survive the termination of the Period of Employment and the expiration or termination of this Agreement; and

(e) Following any termination of the Period of Employment, Employee shall cooperate fully with Company in all matters relating to completing pending work on behalf of Company and the orderly transfer of work to other employees of Company. Employee shall also cooperate in the defense of any action brought by any third party against Company that relates in any way to Employee's acts or omissions while employed by Company.

5. **Confidentiality and Non-Disclosure**.

Employee agrees to abide by the terms of the Confidentiality and Non-Disclosure Agreement , and proprietary information policies now in effect by the Company or as may be established in the future.

6. **Company Property.**

All products, records, designs, patents, plans, data, manuals, brochures, memoranda, devices, lists and other property delivered to Employee by or on behalf of the Company, all confidential information including, but not limited to, lists of potential customers, prices, and similar confidential materials or information respecting the business affairs of the Company, such as hardware manufacturers, software developers, networks, strategic partners, business practices regarding technology and schedules, legal actions and personnel information, and all records compiled by Employee which pertain to the business of the Company, and all rights, title and interest now existing or that may exist in the future in and to any intellectual property rights created by Employee for the Company, in performing Employee's duties during the term of this Agreement shall be and remain the property of the Company. Employee agrees to execute and deliver at a future date any further documents that the Company, determines may be necessary or desirable to perfect the Company's ownership in any intellectual or other property rights.

7. **Arbitration.**

7.1 **Arbitrable Claims**. To the fullest extent permitted by law, all disputes between Employee (and Employee's attorneys, successors and assigns) and Company (and its Affiliates, shareholders, directors, officers, employees, agents, successors, attorneys and assigns) of any kind whatsoever, including, without limitation, all disputes arising under this Agreement ("Arbitrable Claims"), shall be resolved by arbitration. All persons and entities specified in the preceding sentence (other than Company and Employee) shall be considered third-party beneficiaries of the rights and obligations created by this Section on Arbitration. Arbitrable Claims shall include, but are not limited to, contract (express or implied) and tort claims of all kinds, as well as all claims based on any federal, state or local law, statute or regulation, excepting only claims under applicable workers' compensation law and unemployment insurance claims. By way of example and not in limitation of the foregoing, Arbitrable Claims shall include any claims arising under Title VII of *the Civil Rights Act of 1964, the Age Discrimination in Employment Act, the Americans with Disabilities Act* and *the Nevada Fair Employment and Housing Act*;

7.2 **Procedure**. Arbitration of Arbitrable Claims shall be in accordance with the National Rules for the Resolution of Employment Disputes of the American Arbitration Association, as amended ("AAA Employment Rules"), as augmented in this Agreement. Arbitration shall be initiated as provided by the AAA Employment Rules, although the written notice to the other party initiating arbitration shall also include a statement of the claim(s) asserted and the facts upon which the claim(s) are based. Arbitration shall be final and binding upon the parties and shall be the exclusive remedy for all Arbitrable Claims.

7.3 **Either party may bring an action** in court to compel arbitration under this Agreement and to enforce an arbitration award. Otherwise, neither party shall initiate or prosecute any lawsuit or administrative action in any way related to any Arbitrable Claim. Notwithstanding the foregoing, either party may, at its option, seek injunctive relief. All arbitration hearings under this Agreement shall be conducted in Las Vegas, Nevada. THE PARTIES HEREBY WAIVE ANY RIGHTS THEY MAY HAVE TO TRIAL BY JURY IN REGARD TO ARBITRABLE CLAIMS, INCLUDING, WITHOUT LIMITATION, ANY RIGHT TO TRIAL BY JURY AS TO THE MAKING, EXISTENCE, VALIDITY OR ENFORCEABILITY OF THE AGREEMENT TO ARBITRATE;

7.4 **Arbitrator Selection and Authority**. All disputes involving Arbitrable Claims shall be decided by a single arbitrator. The arbitrator shall be selected by mutual agreement of the parties within thirty (30) days of the effective date of the notice initiating the arbitration. If the parties cannot agree on an arbitrator, then the complaining party shall notify the AAA and request selection of an arbitrator in accordance with the AAA Employment Rules. The arbitrator shall have authority to award equitable relief, damages, costs and fees to the same extent that, but not greater than, a court would have. The fees of the arbitrator shall be split between both parties equally, unless this would render this Section of Arbitration unenforceable, in which case the arbitrator shall apportion said fees so as to preserve enforceability. The arbitrator shall have exclusive authority to resolve all Arbitrable Claims, including, but not limited to, whether any particular claim is arbitrable and whether all or any part of this Agreement is void or unenforceable;

7.5 **Continuing Obligations**. The rights and obligations of Employee and Company set forth in this Section on Arbitration shall survive the termination of Employee's employment and the expiration of this Agreement.

8. **Prior Agreements; Conflicts of Interest**. Employee represents to Company: (a) that there are no restrictions, agreements or understandings, oral or written, to which Employee is a party or by which Employee is bound that prevent or make unlawful Employee's execution or performance of this Agreement; (b) none of the information supplied by Employee to Company or any representative of Company or placement agency in connection with Employee's employment by Company misstated a material fact or omitted information necessary to make the information supplied not materially misleading; and (c) Employee does not have any business or other relationship that creates a conflict between the interests of Employee and the Company.

9. **Non-Competition**. During the term of this Agreement Employee shall not:

9.1 Start employment with, offer consulting services to, or otherwise become involved in, advise or participate on behalf of any other company, entity or individual, in the field of the Company; and

9.2 Individually or through any agent, for Employee's benefit or on behalf of any other person or entity (i) solicit employees of the Company, to entice them to leave the Company; or (ii) solicit or induce and third party now or at any time during the term of this Agreement who is providing services to the Company, through license, contract, partnership, or otherwise to terminate or reduce their relationships with the Company.

10. **Miscellaneous Provisions**.

10.1 **Authority.** Each party hereto represents and warrants that it has full power and authority to enter into this Agreement and to perform this Agreement in accordance with its terms.

10.2 **Governing Law.** This Agreement shall be construed, interpreted and enforced in accordance with the laws of the State of Florida.

10.3 **Successors and Assigns**. This Agreement shall be binding upon, and inure to the benefit of, the parties hereto and their respective successors and assigns.

10.4 **Captions**. The captions of the sections of this Agreement are for convenience of reference only and in no way define, limit or affect the scope or substance of any section of this Agreement.

10.5 **Severability**. In the event that any provision of this Agreement shall be invalid, illegal or otherwise unenforceable, the validity, legality and enforceability of the remaining provisions shall in no way be affected or impaired thereby.

10.6 **Amendment**. This Agreement may be amended only in writing executed by the parties hereto.

10.7 **Attorney's Fees**. In the event of a dispute the prevailing party shall be entitled to be reimbursed for its legal fees by the other party.

10.8 **Finality of Agreement**. The document, when executed by the parties, supersedes all other agreements of the parties with respect to the matters discussed.

IN WITNESS WHEREOF, the parties have executed this Agreement effective as of the day and year first set forth above.

"EMPLOYEE"

Joseph Fahoome

Joe Fahoome

CASINO PLAYERS INC.

By: W Forhan

William Forhan
CEO

{WKM0926.DOC}

Exhibit 11

THE BUSINESS LAW GROUP
Securities and Corporate Law
Corporate Finance

March 2, 2006

Board of Directors
Casino Players, Inc.

Re: Form 1-A Offering Statement

Ladies and Gentlemen:

We have acted as special securities counsel to Casino Players, Inc. (the "Company") for the limited purpose of rendering this opinion in connection with the preparation and filing of a Offering Statement on Form 1-A (the "Offering Statement"), covering of up to 14,000,000 shares of the Company's common stock, $.0001 par value per share (the "Shares"), offered under Regulation A, 17 CFR 230.251, *et seq.* As such, we have examined the Offering Statement and such other documents of the Company, as we deemed appropriate under the circumstances.

In our capacity as special counsel to the Company, we have examined originals, or copies certified or otherwise identified to my satisfaction, of the following documents:

1. Certificate of Incorporation of the Company, as amended to date;

2. Bylaws of the Company, as amended to date;

3. The records of corporate proceedings relating to the issuance of the Shares; and

4. Such other instruments and documents as I have believed necessary for the purpose of rendering the following opinion.

In such examinations, we have assumed the authenticity and completeness of all documents, certificates and records submitted to me as originals, the conformity to the original instruments of all documents, certificates and records submitted to us as copies, and the authenticity and completeness of the originals of such instruments.

Based upon the foregoing, and assuming that the Shares will be offered as set forth in the Offering Statement, after the Offering Statement has been qualified, and that there will be full compliance with all applicable securities laws involved under the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, Regulation A and other rules and regulations promulgated pursuant to said Acts, and in those states in which the Shares may be offered and sold, we are of the opinion that,

255 S. Orange Avenue • Suite 1201 • Orlando, Florida 32801-3465
Phone (407) 835-1234 • Fax (407) 425-0032

upon issuance of the Shares according to the Offering Statement and receipt of the consideration to be paid for the Shares, the Shares will be validly issued, fully paid and non-assessable shares of Common Stock of the Company.

This opinion is not to be used, circulated, quoted or otherwise referred to for any purpose, other than specifically described herein, without our prior written consent. This opinion is based on our knowledge of the law and facts as of the date hereof.

Very truly yours,

The Business Law Group

Exhibit 6.2

STATE OF NEVADA
GAMING CONTROL BOARD
1919 College Parkway, P.O. Box 8003, Carson City, Nevada 89702
555 E. Washington Avenue, Suite 2600, Las Vegas, Nevada 89101
3650 S. Pointe Circle, Suite 203, P.O. Box 31109, Laughlin, Nevada 89028
557 W. Silver Street, Suite 207, Elko, Nevada 89801
6980 Sierra Center Parkway, Suite 120, Reno, Nevada 89511

KENNY C. GUINN
Governor

DENNIS K. NEILANDER, *Chairman*
BOBBY L. SILLER, *Member*
MARK A. CLAYTON, *Member*

Las Vegas
Phone: (702) 486-2260
Fax: (702) 486-2011

September 23, 2005

MR JEFFREY HOSS
VP NATIONAL CASINO MARKETING
RIO SUITE HOTEL & CASINO
3700 WEST FLAMINGO ROAD
LAS VEGAS NV 89103

Dear Mr. Hoss,

Enclosed is a copy of the report of arrangements for **Joseph Fahoome** as received by the Gaming Control Board. **Fahoome** is now registered with the Board in compliance with the requirements of NGC Regulation 25, et seq.

This registration does not constitute an application for, or finding of suitability. Activities in accordance with the agreement dated July 1, 2005 with **Fahoome** are hereby approved. Should there be any changes in the agreement, written notification to the Gaming Control Board is necessary for review.

Should these arrangements terminate, notification is required pursuant to NGC Regulation 25.040.

Sincerely,

Diane M. Brown

Diane M. Brown
Agent, Investigations Division

DMB/db
Enclosure

TELEPHONE: NASSAU 327-7478/9
FREEPORT: 352-9007/8
FAX: 327-8864

Reference ....

In replying please quote this reference.

GAMING BOARD FOR THE COMMONWEALTH OF THE BAHAMAS

P. O. Box 4565 – Nassau, Bahamas
P. O. Box F-2313 – Freeport, Bahamas

DATE: May 11th 2005

Ms. Denise Barnes
Director of Recruitment
ATLANTIS PARADISE ISLAND CASINO
Paradise Island Casino
THE BAHAMAS

Dear Ms. Barnes,

Name: Joseph Fahoona
Position: Junket Rep
Department: Marketing

This is to certify that the above named employee has been revetted and may resume his/her regular job function.

Please be assured of our fullest cooperation always, in all matters of mutual concern.

Yours faithfully,

(For) Bernard K. Bonamy, CMG, LVO,Q.P.M., LL.B., C.L.E.
SECRETARY

/jmjm

STATE OF CONNECTICUT

DIVISION OF SPECIAL REVENUE

P.O. BOX 310424
NEWINGTON, CONNECTICUT 06131-0424

May 15, 2005

Joseph Fahoome
29777 Telegraph Rd. Ste. 1151
Southfield, MI 48034

Dear Sirs:

This letter shall serve as notice that the Division of Special Revenue continues to recognize your company as a gaming service enterprise registrant in the State of New Jersey. Therefore, pursuant to Section 6(a)(ii) of the Mashantucket Pequot Gaming Procedures, 56 Federal Register 24996 (May 31, 1991), your company need not register as a gaming service enterprise in Connecticut. The exemption number is 966749. This exemption expires on May 15, 2006.

Please note that, on a yearly basis, the Division will request certification in New Jersey in order to establish continued exemption from registration in Connecticut. Further, this exemption may be subject to revocation or suspension in the same manner and for the same reasons as a gaming service registrant in Connecticut. Finally, it shall be required that the Division be notified of any change of address or change of contact person in the future.

Thank you for your cooperation and consideration.

Very truly yours,

Paul A. Young

Paul A. Young
Executive Director

cc: Joseph Peplau
CSP Casino Unit Commanding Officer
Chairman, Mashantucket Pequot Tribal Gaming Commission

State of New Jersey
CASINO CONTROL COMMISSION
Tennessee Avenue and Boardwalk
Atlantic City NJ 08401

RICHARD J. CODY
Acting Governor

LINDA M. KASSEKERT
Chair

MICHAEL C. EPPS
Vice Chair

MICHAEL A. FEDORKO
WILLIAM T. SOMMELING
RALPH G. FRULIO
Commissioners

(609) 441-3422

May 17, 2005

VID# 65538
JOSEPH FAHOOME
29777 TELEGRAPH RD STE 1151
SOUTHFIELD MI 48034

Dear Vendor:

We have been advised that you are transacting business with, or on the premises of, a New Jersey casino licensee or simulcasting hub facility ("casino"). The casino has supplied the Casino Control Commission ("Commission") with a Vendor Registration Form ("VRF") on behalf of your company.

Your company has been assigned vendor identification number 65538. You may utilize that number to conduct non-gaming business with any casino. This notice is provided so that you may be aware of the Casino Service Industry ("CSI") licensing requirement and how it may affect your company in the future.

If you do $75,000 worth of business with one casino or $225,000 with more than one casino within any 12 month period; or any combination of $40,000 worth of business with any single casino or $100,000 with multiple casinos within each of three consecutive 12 month periods, you will be requested to file a CSI license application. Additionally, you may also be requested to file a CSI license application based upon other standards described in the Commission's regulations (<u>N.J.A.C.</u> 19:51-1.2A).

Should the filing of a CSI license application become necessary, you will be provided sixty (60) days to file the application with a non-refundable filing fee of $2000, or exercise one of several other options. Your company's suitability for licensing would be established through an investigation conducted by the New Jersey Division of Gaming Enforcement. Once issued, a non-gaming CSI license is valid for four years.

It should be noted, in the event that you are requested to file a CSI license application and you do not file the application or exercise one of the other options, all existing agreements between your enterprise and the casinos may be terminated. Additionally, the casino industry may be prohibited from transacting any further business with your company.

As noted above, *you need not file anything with the Commission at this time to continue transacting non-gaming business with the casino industry*. If you have any questions, you should contact the casino with which you are transacting business, or you may contact the Enterprise License Bureau at (609) 441-3000. We wish you the best of luck in your business with the Atlantic City casino industry.

Sincerely,

Pam Swan
Enterprise License Bureau
Division of Licensing

"In the race for quality, there is no finish line."

New Jersey Is An Equal Opportunity Employer. Printed on Recyclable Paper.


GAMING

W Forhan
Gaming license NEVADA
Expires 1/1/06

Sun International

DOMESTIC REP AGREEMENT

SEPTEMBER 14, 2001

BETWEEN

SUN INTERNATIONAL RESORTS, INC.

AND

WILLIAM FORHAN

3200 N.E. 14TH STREET
POMPANO BEACH, FL 33062

TELEPHONE #: 954-784-8280
FAX #: 954-784-9237

119

ATLANTIS™
PARADISE ISLAND

Independent Representative Account Coding Program

Overview

The Atlantis independent representative-coding program provides an objective method of measuring Independent Representative (IR) productivity and maintains responsibility for player activity among the independent office staff. The system links individual players to specific Independent Representative persons so as to limit duplicate efforts when marketing individual guests. Below please note specific ground rules for the player-coding program.

Program Details

General

- Each IR will have a coded account assignment file within the Atlantis ACSC managed database.
- Accounts coded to any IR will remain so for a period of not less than 9 months.
- Account coding remains exclusive to the specified rep. These accounts are protected from infringement by any other independent or in-house rep such that correspondence, profile data and the like are maintained in the name of the assigned rep until such time that coding is modified.

Inactive Account Movements

- On a monthly basis, each IR will be issued a 6-month aging report. Such report will include all coded accounts assigned to that rep that have been 6 months inactive.
- Player accounts which remain inactive for a period of 9 months or more are vulnerable to movement from the assigned reps file subject to booking from another independent or in-house representative.
- Atlantis house accounts with activity within 18 months are not eligible for coding or commission.

Commissionable Booking

- A booking is defined as an ***advance*** room or marina reservation or complimentary which is the first transaction, which generates a trip.
- A complete reservation must include all players sharing the given comp/room for that trip which credit will be claimed.
- A booking is ***not*** earned for these type transactions:
  1) credit application
  2) comps issued during a trip
  3) booking patron favors
  4) profile updates
  5) those transactions that do not generate a specific trip
  6) A pre-existing PIV or VIP reservation

- Walk-in trips are not eligible as commissionable bookings.
- Trips with comps but no rated play will be trip adjusted to reflect expenses to the specific reps' production, however no commissions or permanent coding will be awarded.
- **Trips booked via VIP services or another representative cannot be used to claim a commissionable booking. Canceling another booking and replacing it with one's own booking will void the trip from being eligible for commission or coding credit.**

Trip Adjustments for Commission purposes

- Coded accounts are commissionable based on a *trip adjusted* booking.
- Trips generated as Walk-in or by another representative are not commissionable.

Event / Promotion Invitations

- Invited player lists will be forwarded to each representative prior to mail drop. Such list will include those guests assigned to the particular representative indicating the particular event.
- Letter format invites will include a customized data merged format which will direct assigned players directly to their assigned rep with the individual rep's phone number and a personal (lasered) signature from that rep
- Invitation format invites will include a sign off directing the customer to VIP Services in FLL, branch offices or their independent marketing representative.

End of Month Processing

- Domestic Rep Managers will provide each independent representative with an unaudited detail by player monthly activity report by the 1st of the month.
- Independent Representatives must review this file for accuracy and respond to the FLL office by the 3rd of that same month.
- Failure to respond will be taken as your agreement in the report accuracy.
- Any discrepancies will require the IR to contact Domestic Managers for adjustments.
- Commissions will be paid based upon the final audited report generated by casino analysis.
- **Discrepancies or submissions after the deadline will be coded but not adjusted for commission.**

Disputes

- Disputes for coding / commission must be presented before the end of the month following the particular trip date.
- Disputes presented past beyond that term will not be considered.
- Disputes must be submitted in writing to the FLL Casino Marketing Managers and will be reviewed in an urgent manner.
- Once addressed, a resolution will be formally documented and copied to the independent rep and considered closed.

Payout

- Commissions are payable based upon the specific details contained in the independent rep contract.

- In all cases, commissions are payable only after markers have cleared. Such payment will be withheld until the marker is cleared. Commissions on players with markers that have not been cleared within 1 year of trip end will be forfeit.
- Commission checks are processed within 30 days of month closing.

Miscellaneous

- This program and its components are subject to the rules of the Bahamian Gaming Board.
- Participation is subject to obtaining valid Bahamian Gaming Board licensure.
- This program is subject to modification at the discretion of Atlantis management.

COMMISSION STRUCTURE

We will pay a commission of 10% on all actual losses of new or existing customers after credit is clear, or 1% of the drop not exceeding $10,000 (or $100) paid on actual win. Commission for Slot Players will continue to be 10% of Theoretical Win.

The maximum commission paid per player is $20,000. This is negotiable before a player would be sent to the property.

We encourage you to invite more Slot Players as our Player Tracking System is in place on all our machines, which enables you to earn more commission on player card rated Slot Play.

Independent Representative must meet Nassau Gaming Board licensing approval for commission to be paid on any business brought to Atlantis.

AIRFARE REIMBURSEMENT – FOR REPRESENTATIVE

Independent Representative airfare will be reimbursed for one person, on trips to Atlantis, Paradise Island, escorting casino players or groups that generate a minimum theoretical win of $10,000 (ten thousand dollars).

PLAYER CODING

All Independent Representative production, commission, and complimentary analysis will be evaluated under the following coding procedures.

- Permanent codes will only be used for account management responsibility. (not for productivity).
- If a permanent code is attached to a patron, that patron will be considered the Independent Representative's responsibility to work on bringing to the property.

Established house accounts will not be credited to Independent Representatives without approval by the Director of Sales & Marketing prior to booking/travel.

Permanent codes will not result in automatic credit for patron trips. All patrons will be coded on a per trip basis to the booking source. To ensure proper tracking for your production and commissions, we request a faxed office production recap by the last day of the current month. The list should outline player names, account numbers, and travel dates from the current month that were a result of your Sales & Marketing efforts. No commission will be paid on walk in business unless there is prior approval by the Director of Casino Sales & Marketing.

PRODUCTION GOALS:

We are proud to be partnered with the best Independent Representative Network in the market. In order to help us reach our objectives, we have established the following minimum annual production goals for each Representative.

Drop	Theoretical Profit	Theoretical Profit Margin
$465,000	$25,000	30%

Profit is calculated as Theoretical Revenue minus Player Complimentaries, Gaming Taxes, Commissions and other player related expenses.

COMPLIMENETARY GUIDELINES

Attached are Complimentary Guidelines that you should use when making your reservations. In general we base total complimentaries at a ratio of 35% of theoretical win or a discretionary 10% of a quick loss.

See Attachment **Comp Matrixs**
Casino Chargeback Rates
Casino Marketing Reservation Form

ATLANTIS™

PARADISE ISLAND

Casino Complimentary Guidelines

Complimentary Ratios

- As a general rule, complimentaries are issued to rated casino players the greater of up to 35% of Theoretical Loss or up to 10% of a large table games loss.. This includes all complimentary charges, room, F&B, amenities, transportation, etc.
- All complimentaries will be issued with regard to these guidelines. All complimentaries are posted to the trip for which they are earned or expensed.
- Up front complimentaries are limited to 3 days with the balance of stay booked at Prefer Rate on a 'Play to Qualify Basis'.
- In all cases additional complimentaries are available on a 'Play to Qualify Basis' after fronted comps are covered.
- Complimentaries are issued in good faith and are contingent upon a minimum level of play or activity. A minimum credit level or front money deposit may be required.
- Complimentary status is subject to revision at anytime during a trip.
- In all cases, it is imperative that comp expenses be settled by trip end. All guests must be made aware of the need to settle one's comp account prior to departing Atlantis. Comps may be reviewed by contacting a Casino Host or Guest Services representative at the Temple of the Sun on the casino floor or after hours, via phone.

Rating Level Matrix

Atlantis' rating system will assign a numerical rating level based on daily average theoretical. It is important to be familiar with these rating levels, as room status, event status and invitation eligibility is often defined by Rating Level.

Rating Level	Daily Theo Range	Authorized Comp Range Per Day
R1+	$6,000 +	$2,100
R1	$3,000 - $5,999	$1,050 - $2,099
R2	$1,750 - $2,999	$ 612 - $1,049
R3 WM6	$1,000 - $1,749	$ 350 - $ 611
R4	$ 400 - $ 999	$ 140 - $ 349
R5	$ 250 - $ 399	$ 88 - $ 139
R6	$ 150 - $ 249	$ 53 - $ 88
R7	$ 75 - $ 149	no comp value earned
R8	$ 1 - $ 74	no comp value earned
R9	No Play	no comp value earned

Complimentary Status

Code	Description
Promo	Seasonal Promotion Rate – Special promotional rates offered on a limited basis throughout the calendar year. Availability is limited by date and allotments. Room tax, gratuities & surcharges are not included.
Favor	Casino Favor Rate - 20% discount off Hotel Rack Rate. Available for non-qualified casino players. No comp charge is posted to the player's account for this discount. This rate will vary by season, tower & room type. Consult the current Atlantis Resort Rates & Atlantis Resort Casino Rates charts. Room tax, gratuities & surcharges are not included.
Prefer	Casino Preferred Rate - Half the hotel rack rate offered to rated casino players at R-6 or better. No comp charge is posted to the player's account for this discount. This rate will vary by season, tower & room type. Consult the current Atlantis Resort Rates & Atlantis Resort Casino Rates charts. Room tax, gratuities & surcharges are not included.
CROOM	Complimentary Room - Daily comp charge is posted to player's account equal to preferred rate. Room tax, gratuities & surcharges are not included.
CR150	Complimentary Room and $150 per day in Food & Beverage - Unused daily F&B allotment is not carried over to following day. Daily comp charge (prefer rate) plus $150 per day, is posted to player's

account. Actual charges are settled to player account as incurred. Room tax, gratuities & surcharges are not included.

CR300 **Complimentary Room and $300 per day in Food & Beverage** - Unused daily F&B allotment is not carried over to following day. Daily comp charge (prefer rate) plus $300 per day, is posted to player's account. Actual charges are settled to player account as incurred. Room tax, gratuities & surcharges are not included.

CR500 **Complimentary Room and $500 per day in Food & Beverage** - Unused daily F&B allotment is not carried over to following day. Daily comp charge (prefer rate) plus $500 per day, is posted to player's account. Actual charges are settled to player account as incurred. Room tax, gratuities & surcharges are not included.

RFBV **Complimentary Room and All Food & Beverage** – unlimited daily values on Food & Beverage. Daily comp charge (prefer rate) plus $600 per day, is posted to player's account. Actual charges are settled to player account as incurred. Room tax, gratuities & surcharges are not included.

RFBZ **Complimentary Room, Food & Beverage and incidental Charges** - unlimited daily values on Food & Beverage. Daily comp charge (prefer rate) plus $1,000 per day, is posted to player's account. Actual charges are settled to player account as incurred. Room tax, gratuities & surcharges *are* included.

Amenities

Sun Lounge Check-in – this private check in area is located within the hotel of the Royal Towers and provides our guests with a separate check in lounge. Casino Guests booked at CR300 and above are provided this amenity. All other guests use the Main check-in area.

Suites – Atlantis offers a full array of suite products. Various suites are available in each of the resort towers. As in any resort, there are a limited number of suites available for sale and limited within the casino block. Casino Block suites are issued based on level of play and as available. Similar to any Casino establishment, specific suite assignments are subject to change and are issued on a pecking order basis. Level of play, not date of booking, will determine final suite assignments.

Limousine Transportation – Transportation is available via chartered limousine through Casino Guest Services. As a general rule, Limousine transportation is limited to R3 or better players only. Round trip Limousine Transportation to/from Nassau International Airport is a $110 comp charge. This charge is posted to the player comp summary. Limousine reservations not cancelled within 10 hours of scheduled pick up will be charged the full comp value. A limousine run can be reserved for non-comp guests as well. These reservations will require a credit card posted to guarantee the reservation, and can be prepaid to a Visa/ MC or must be settled in cash with the driver upon arrival at the rate of $180 roundtrip. Our limousine provider is an independent contractor. Currently, there is no method of billing via to a GPAY folio.

Ocean Club Reservations – The Atlantis Casino Marketing Department can facilitate reservations at Ocean Club. Ocean Club guests have full amenity and charging privileges at Atlantis. However, the casino does not maintain a block of rooms at Ocean Club and such are strictly secured based on availability. Casino bookings are made at a Casino Rate, which is 20% off Rack Rate during high season and 50% off Rack Rate during value seasons. All reservations for Ocean Club are booked on a play to qualify basis only. Reservations for Ocean Club require a valid Credit Card and are subject to the Ocean Club cancellation policies.

Ocean Club Golf – The Ocean Club Golf Course is available for use by Atlantis and Ocean Club guests only. The popularity of this spectacular course requires advance reservations and flexibility in tee time preference. Greens fees are $230 per guest and can be charged to one's hotel folio at Atlantis or Ocean Club. A discounted $100 Casino Rate can be offered to Casino guests with an established R2, R1 or R1+ only. All golf fees are charged as Guest Pay and may be evaluated at trip end. Cancellations within 48 hours will be charged in full as booked.

Airfare Reimbursement – Available for R2 or better level players. Reimbursement value must be within available authorized comp value. Airfare is reimbursed at trip end based on the sum of all play and complimentaries. Advise guests to present Air Tickets to a casino host / representative at the Temple of the Sun on the casino floor for evaluation and refund.

Marina Reservations – The Atlantis Casino Marketing Department can facilitate reservations in the Atlantis Marina. Marina guests have full amenity and charging privileges at Atlantis. However, the casino does not maintain a block of slips in the Marina and such are strictly secured based on availability. Casino bookings are made at full Marina rack rates. All reservations for the Marina are booked on a play to qualify basis only. Boat name, length, draft & beam and credit card are required for reservations to be submitted. Due to unique demands and limitations at the Marina, ample notice is required particularly during peak season.

These guidelines are provided to you as a contracted representative of Atlantis, Paradise Island and are of a confidential nature. This document and contents are not for distribution to non-contracted parties or Atlantis guests. Such are provided as a tool to assist you in bringing customers to Atlantis, Paradise Island. This information is subject to change at the discretion of management. Seasonal modifications may be made at any time. All reservations, amenities & services are accepted on an 'as available' basis. Atlantis management reserves all rights.

Sun International Marketing, Inc. represents Atlantis, Paradise Island.

STATE OF NEVADA

GAMING CONTROL BOARD

1919 E. College Parkway, P.O. Box 8003, Carson City, Nevada 89702
555 E. Washington Ave., Suite 2600, Las Vegas, Nevada 89101
3650 South Pointe Cir., P.O. Box 31109, Laughlin, Nevada 89028
557 W. Silver St., Suite 207, Elko, Nevada 89801
495 Apple St., Reno, Nevada 89502

KENNY C. GUINN
Governor

DENNIS K. NEILANDER, *Chairman*
BOBBY L. SILLER, *Member*
SCOTT SCHERER, *Member*

Las Vegas
Phone: (702) 486-2260
Fax: (702) 486-2011

December 27, 2001

MAGALI TOSCANO
CASINO MARKETING COORDINATOR
MONTE CARLO RESORT & CASINO
3770 LAS VEGAS BLVD S
LAS VEGAS NV 89109

Dear Ms. Toscano:

Enclosed is a copy of the report of arrangements for William Forhan received by the Gaming Control Board. Forhan is now registered with the Board in compliance with the requirements of NGC Regulation 25, et seq. This registration does not constitute an application for, or finding of suitability. Activities in accordance with the agreement dated September 18, 2001 with Forhan are hereby approved.

Should there be any changes in the agreement, written notification to the Gaming Control Board is necessary for review.

Should these arrangements terminate, notification is required pursuant to NGC Regulation 25.040.

Sincerely,

Michael Epling
Agent, Investigations Division

MEE/me(JR01)
Enclosure

RESORT & CASINO

INDEPENDENT AGENT

THIS AGREEMENT is entered into this 1/4/02 day of Jan, 2002 by Victoria Partners, dba Monte Carlo Resort & Casino, a Nevada Joint Venture, (hereinafter "Licensee") and William Jordan (hereinafter "Independent Agent").

WHEREAS Independent Agent wishes to establish a relationship with Licensee pursuant to which he will be authorized to bring groups of people or individuals to the premises of Licensee for the purpose of engaging in gambling, and to be compensated therefore in accordance with the terms and conditions set forth below; and

WHEREAS, Licensee wishes to establish a relationship with Independent Agent for such purposes and that such relationship be governed by the terms and conditions set forth below.

NOW, THEREFORE, Licensee and Independent Agent mutually agree as follows:

1. Independent Agent hereby acknowledges the activities in which he proposes to engage are subject to regulation and supervision by the State Gaming Control Board (the "Board") and the Nevada Gaming Commission (the "Commission"), and agrees to observe and be bound by any and all applicable laws, rules, regulations and directives which may presently exist or may in the future be established by either the Board, the Commission or local regulatory authorities (collectively referred to hereinafter as the "Nevada Gaming Authorities"). Independent Agent hereby certifies that he has read and understands Commission Regulation 25, which regulation sets forth the obligations of Independent Agent doing business in the State of Nevada.

2. Independent Agent hereby agrees to timely file with the Licensee on forms provided by the Board, all such information as may be required by the Board in order that the Board may make a judgement as to the suitability of the Independent Agent to do business with Licensee, including but not limited to, a Report of Arrangements, Irrevocable Appointment of Agent, Personal History Record, Personal Financial Questionnaire and required releases. Independent Agent agrees to contemporaneously furnish to Licensee copies of all forms and any supplemental information which is provided to the Board.

3. Independent Agent hereby acknowledges that the activities contemplated by this Agreement are privilege and not a right and that the violation of any provisions of the Nevada Gaming Act, the regulations of the Board and the Commission or any

other state or local agency in the State of Nevada, or any order of the Nevada Gaming Authorities in the performance of these activities may jeopardize the gaming license of Licensee and Independent Agent further acknowledges and understands that this Agreement shall be terminated upon written notice to Licensee by the Board or Commission giving instructions to terminate said Agreement, and further, that Licensee may terminate this Agreement on its own initiative, with or without cause, by giving Independent Agent oral notice by telephone or in person, and that such termination will become effective immediately upon such notice being given by Licensee.

4. Independent Agent hereby agrees to follow rules and regulations which may be established from time to time by Licensee and agrees to cooperate with representatives of Licensee in the scheduling of the groups to be brought in by Independent Agent, and in any other activities as may be requested by Licensee.

5. Independent Agent hereby acknowledges and agrees that he is acting as an independent contractor with Licensee, that he has no status or rights as an employee of Licensee, and is not eligible to participate in or become the beneficiary of any benefit programs normally provided by Licensee to its employees. Independent Agent further agrees and acknowledges that he has no right or authority to bind Licensee on its behalf without prior written authority from an authorized representative of the Licensee.

6. Independent Agent further agrees to promptly provide to Licensee whatever information may be required by Licensee to comply with its obligations under Commission Regulation 25 and failure to do so will be considered a default and cause for immediate termination of this Agreement and non-payment to Independent Agent.

7. Licensee agrees to pay Independent Agent for each "qualified player" (defined as a minimum $500.00 theoretical win and above) brought to the Licensee's premises by Independent Agent pursuant to the terms of this Agreement. In each case, theoretical win shall be determined by the Licensee in its sole and absolute discretion. Licensee shall pay Independent Agent fees on the following:

   Independent Agent fees - 12% of theoretical win or 3% of Credit Line or Front Money whichever is less.

   Maximum payout to Independent Agent - $3,000 per qualified player.

   Note: Any higher fee must be approved in writing by Licensee's General Manager and Director of Casino Marketing.

   A. Player bankroll must be posted as front money or approved credit.

B. No fees will be paid to the Independent Agent until all credit instruments are settled. Only the Licensee will collect credit instruments and Independent Agent shall not have any involvement in such collection.

C. All complementaries ("Comp" or "Comps") to qualified players will be based on theoretical win. The following are the maximum Comp dollars allowed. Comps shall be determined when the customer is checking out and the theoretical win has been established. Prevailing room rates and room charges will be the responsibility of the customer up until that point.

Complementaries for a qualified player are 40% of the player's theoretical win. Included are room, food, beverage, and, when warranted, air-fare.

The maximum airfare payout is $750.00 per ticket, with two tickets allowed per person. This amount may only be exceeded with approval of the General Manager and Director of Casino Marketing. All airfare recipients must have a minimum credit line, and/or cash available of $15,000.

D. Independent Agent is responsible for notifying Licensee when qualified players are arriving at the Licensee's establishment.

8. When the Independent Agent is on business pursuant to this Agreement, and with prior approval of the Licensee's Director of Casino Marketing, Licensee will provide or reimburse the following item:

Independent Agent's air-fare, room, food and beverage.

9. Any waiver at any time by Licensee of its rights with respect to a default or any other matter arising in connection with this Agreement shall not be deemed a waiver with respect to any subsequent default or other matter.

10. In addition to the provisions of Section 3, if the Commission determines that the Independent Agent is unsuitable, this Agreement shall terminate immediately unless the Commission orders otherwise and Licensee, in its sole and absolute discretion, elects to continue the Agreement on such terms and conditions as permitted by the Commission.

11. This Agreement shall not become effective for any purpose and the Independent Agent shall not be entitled to and may not be paid any compensation until Licensee has received notice that the Board Chairman has registered the Independent Agent.

12. Independent Agent hereby agrees and grants authorization to conduct an independent "due diligence" background investigation regarding Independent Agent's character, reputation for honesty, ability, records of arrests and convictions, and financial responsibility. Independent Agents hereby releases any and all law enforcement agencies, present and past business associates, their employees, and all persons whomsoever from any damage or liability in obtaining or furnishing said information. Independent Agent further hereby releases any director, office, agent, employee, or authorized representative of Licensee from any and all liability for damage of whatever kind or nature which may, at any time, occur to InIndependentgent on account of reliance by such persons on the information obtained pursuant to this authorization. Independent Agent agrees that any information obtained by Licensee from any source will be held confidential by Licensee from all persons and even against any demand made by Independent Agent; provided, however, that Licensee may provide such information to the Nevada Gaming Authorities and other regulatory agencies having jurisdiction over Licensee and it affiliates upon lawful request pursuant to applicable laws or regulations.

13. This Agreement shall be construed under the laws of the Sate of Nevada and jurisdiction shall lie in the district courts of Clark County, Nevada.

IN WITNESS WHEREOF, this Agreement is executed the day and year first above written.

"LICENSEE" Victoria Partners By: [signature] Jim Thomason It's General Manager	"INDEPENDENT AGENT" Wm Fordan Mailing Address: 3200 NE 14th St. POMPANO BCH, FL. 33062 Telephone: (954) 784-8280

EXHIBIT "A"

Royal Resort Casino-ST. Kitts-Inc. ("Royal")
Commission Schedule
For Independent Agents

Effective 9 day of June 2002, the following commission schedule will be utilized by Royal:

1) In order to receive compensation for procuring a particular patron, Agent must be the one to make the arrangements for that patron's visit It is understood, however, Agent will not be paid for procuring any patron who was a previous patron of Royal within the past nine (9) months from the date of the visit arranged by Agent. On table games and slot play, Agent will receive a commission of fifteen (15%) percent of patron's actual loss as recorded by Royal's tracking system;

2) Agent must notify Royal in writing of "walk-in" customers prior to the patron's visit or no commission will be paid. A walk-in patron is defined as one, who does not stay at Royal or have other arrangements, with Royal, made for them by the Agent;

3) Agent shall submit to Royal by the fifteenth (15th) of each month, an itemized list ("Accounting") of each and every patron Agent procured for Royal during the preceding month. Such Accounting must include the customer's name, address and arrival and departure dates.

4) Notwithstanding any other language herein, in all cases Agent will only receive a commission if patron has a clear balance with no derogatory write-offs for the trip Agent initiated. If the patron's account is paid with a check(s), the check(s) must clear the bank(s) to be considered paid. Customer must clear all outstanding account balances in order for Agent to receive commission;

5) In the event of a win by the customer, the agent shall receive one hundred fifty ($150.00) dollars per head count, provided patron has a credit line or front money in the amount of ten thousand ($10,000.00) dollars and plays a minimum of 12 hours at an average bet that is equal to one and one half (1.5%) percent of the total credit line or front money.

6) For first time booking by Agent, patron must come to Royal and provide actual play before patron can be coded to Agent.

Agent's Initials: [signature]

ROYAL RESORT CASINO-ST. KITTS-INC.
INDEPENDENT AGENT AGREEMENT

This Agreement, made this 7 day of June, 2002, is entered by and between ROYAL RESORT CASINO-ST. KITTS-INC. (herein after "Royal") and Wm FORHAN (herein after the "Agent").

1. Duties of Agent:

Agent agrees to serve as independent agent for Royal with primary responsibility of directing gaming patrons who meet various criteria to the Royal. The gaming patron criteria (level of play, cash deposit, credit worthiness, etc.) will be determined by Royal in its sole discretion and Royal has the right to accept or reject patrons recommended by the Agent for any reason. As an independent agent, Agent will use best efforts to actively promote the Royal to existing and potential patrons, acquaint such persons with the services and amenities the Royal has to offer, and inform such persons of the various activities, entertainment, and special events offered by Royal throughout the year. Agent further agrees:

A. Not to serve as an independent agent for any other hotel/casino on the islands of St. Kitts, and Nevis during the term of this Agreement, without prior written approval of Royal.

B. To act in accordance with all applicable laws and refrain from any activities that might be detrimental to Royal.

C. That information regarding patrons and the business affairs of Royal, including but not limited to all gaming and hotel related data, figures, projections, estimates, agreements, customer lists, and accounting procedures shall be considered and kept as private and confidential. Agent shall keep forever confidential and not divulge to any third persons any such gaming or hotel related information regarding the customers or business affairs of Royal. This provision shall survive the termination of this Agreement.

D. To hold Royal and its affiliates harmless and indemnify them for any claims, demands, damages, actions or liabilities arising from the Agent's performance of this Agreement or any unlawful or negligent conduct by Agent or any of Agent's employees, agents or representatives.

E. To be responsible for and coordinate and communicate in a timely manner via telephone or fax, all information regarding patron's desired accommodations to the appropriate designated personnel at Royal's hotel, casino or marketing departments.

F. Agent shall have no authority to issue credit or complimentary to patrons and shall otherwise comply with all policies of Royal regarding credit and complimentary.

G. To collect monies from patrons only in compliance with the policies of Royal and only at the direction of Royal's President, or Legal, or Financial Departments.

Agent's Initials: WF.

2. Obligations of Royal:

Royal agrees:

A. To verify accounting of each patron submitted by Agent to ensure accuracy and completeness.

B. To evaluate and rate the casino play of each patron submitted on Agent's accounting, utilizing the procedures and method for evaluating patrons, which are at that time in effect at Royal. It is understood and agreed that Royal has sole and exclusive responsibility and discretion in determining a patron's casino rating.

C. To provide at Royal's discretion and at no cost or expense to Agent, Agent use business cards and stationery to only in connection with the services to be rendered by Agent hereunder and for no other purpose. Any other advertising or promotional materials concerning Royal desired by Agent shall be submitted to Royal for prior approval. No such advertising or promotional materials will be utilized without such prior approval.

3. Compensation:

Agent will be compensated in accordance with the terms and conditions set forth in Exhibit A attached hereto. It is understood and agreed that Exhibit A may be amended by Royal from time to time and in its sole discretion. Any such amendment(s) will be effective five (5) days after notice is given to Agent.

4. Term:

A. This Agreement shall be for a period of five(5) years, unless earlier terminated as provided herein. The term shall commence on the date of execution.

B. Notwithstanding any other language herein, either party may terminate this Agreement at any time without cause, upon thirty (30) days advance notice to the other party.

5. Independent Contractor:

In entering into this Agreement, the Agent acknowledges and agrees that Agent's services will be provided to Royal as an independent contractor only, and not as an employee. Agent is not, and will not claim to be, an employee of Royal or its affiliate corporations under this Agreement, and Agent shall not be entitled to receive any of the statutory or contractual benefits typically provided to employees of Royal. Agent represents and warrants that the execution or performance of this Agreement does not constitute a breach of any other agreement or obligation for Agent's services. Agent shall not have, and shall not represent as having, any authority to make contracts in the name of or binding on Royal or to pledge Royal's credit or to extend credit in Royal's name.

6. Confidential Information:

A. All information regarding patrons and the business affairs of

Agent's Initials: WF

Royal, but not limited to all gaming and hotel related data, figures, projections, estimates, agreements, patron lists, and accounting procedures (the "Confidential Information") shall be considered and kept as private and confidential and a trade secret of Royal.
Agent shall keep forever confidential and not divulge to any third persons any Confidential Information. Agent has no rights to such information, and Royal, at its sole discretion, may reassign patron lists for the purpose of servicing and commissions. Agent shall provide all patron lists to Royal immediately upon termination of this Agreement. The Agent must keep confidential such information as Royal may, from time to time, impart to Agent, or which Agent may obtain from any source while performing services under this Agreement, regarding Royal's business affairs, patrons and patron lists. Agent will not, in whole or in part, now or at any time, disclose any of that information to third parties. This provision shall survive the termination of this Agreement. Agent further agrees that the compensation paid by Royal hereunder is adequate consideration for the information so provided as well as for Agent's duty to comply with this provision.

B. The Agent acknowledges that any breach, violation or evasion of any of the terms of this Paragraph 6 will result in immediate and irreparable injury and harm to Royal, and will cause damage to Royal in amounts that are difficult to ascertain and that cannot be precisely measured. Accordingly, the Agent agrees and acknowledges that in the event of any action or omission by the Agent that results in or may tend to cause the unauthorized or improper disclosure of any Confidential Information, Royal shall, in addition to any other rights or remedies at law or in equity, be entitled to obtain immediate injunctive relief enjoining such conduct on the part of Agent, prohibiting Agent's further use of the Confidential Information, and requiring the immediate return of all such Confidential Information (including without limitation all documentary and electronic copies thereof) to Royal. Agent further shall reimburse Royal for all of the damages, costs, and expenses, including without limitation reasonable attorneys' fees, that Royal may sustain in connection with efforts to enforce this provision, or as a result of any unauthorized disclosure of Confidential Information by the Agent.

7. **Background Investigation:**

Agent hereby grants Royal permission to conduct an investigation regarding Agent's background and credit worthiness. Said investigation may also consist of obtaining information regarding whether Agent has violated any civil or criminal laws and whether Agent is associated with any persons determined to be unsuitable by any gaming authorities in any jurisdictions permitting legalized gaming, persons appearing on any exclusion lists maintained in any jurisdiction permitting legalized gaming or persons whose unsuitability is known or reported to Royal. Upon Royal's request, Agent, or any of its individual's principals, agree to execute any and all appropriate authorizations necessary to enable Royal to perform said background investigation.

8. **Cancellation:**

In addition to the thirty (30) day termination provision stated in Paragraph 4 above, this Agreement shall automatically terminate upon a finding of Agent's

Agent's Initials: WF

unsuitability. Royal also may terminate this Agreement, without prior notice, in the event of dishonesty, gross negligence or willful malfeasance in the performance of Agent's duties and obligations, or the breach of any of the terms of this Agreement by Agent, or a determination by Royal that continuation of this Agreement may have a materially adverse affect upon the relationship between Royal or any of its affiliates and any federal, state, or local government agency.

9. **Governing Law and Jurisdiction**:

Any dispute involving this Agreement will be adjudicated by a court of competent jurisdiction in St. Kitts and or Nevis and this Agreement shall be governed by, and interpreted in accordance with, St. Kitts and Nevis law. The federal courts located in St. Kitts and Nevis shall have exclusive jurisdiction concerning all matters involving this Agreement or parties' performance hereunder.

10. **Notice**:

Any notice required or permitted to be given pursuant to this Agreement shall be in writing and be deemed given when personally delivered or seventy-two (72) hours after being deposited in the St. Kitts and or Nevis mail, first class postage prepaid, addressed as follows:

Notice to Royal:	Royal Resort Casino-St. Kitts-Inc. Box 858, Frigate Bay St. Kitts, West Indies Attn: Sandro Fornasiero, President	
with a copy to:	Royal Resort Casino-St Kitts-Inc. Box 858, Frigate Bay St. Kitts, West Indies Attn: Vic De Zen	
Notice to Agent:	Print Name: Address: City, State, Zip Code Country	WILLIAM FORHAN 1000 S. OCEAN #16F POMPANO BCH. FL 33062 USA

11. **Entire Understandings**:

This Agreement and Exhibit A attached hereto set forth the entire understanding between Agent and Royal, and incorporate and supersede all prior and contemporaneous agreements and understandings with respect thereto. Except for Exhibit A, this Agreement may only be amended by subsequent writing signed by both parties.

Agent's Initials: WF.

UNDERSTOOD AND AGREED:

AGENT

By: [signature]
Signature

William Gorham
Print Name

6/10/02
Date

ROYAL RESORT CASINO-ST. KITTS-INC.

By: [signature]
Signature

[signature]
Title

6/9/02
Date

Agent's Initials: WG.

Exhibit 6.3

Bill Forhan

From: SReading@rccl.com
Sent: Wednesday, August 25, 2004 5:03 PM
To: bforhan@invictatravelgroup.com
Cc: DStanley@rccl.com; PLarsson@rccl.com
Subject: Our arrangement for comp cruises for rated players.

Commission
Rated PLAYERS
RCCL

Hello Bill,

As per our discussion today. We will work together on a trial basis to determine if a formal arrangement is needed. For now we will pay for the cabins of individual players as recommended by your company and pay you a commission.

The commission will be equivalent to 15% of the players theoretical loss as rated by RCCL casino staff. All travel arrangements will be made by one of your companies. When a booking is made, the booking ID, player name, ship, sail date and balance due must be sent to my attention via email. Payment will be made to the booking approx 1-2 business days after I receive the information.

Later in the year we will look at arranging a small (5 to 10 rooms) group.

Regards,

Stuart Reading
Manager, Casino Operations
Tel: 305 539-6510
Fax: 305 374 3352
Fax: (305) 374-3352
sreading@rccl.com

141

Casino Rated Players Inc.

"The Way to Play and Not Pay"

FREE CRUISE for QUALIFIED PLAYERS

Casino Rated Players is pleased to provide Qualified Players the opportunity to cruise free! A Qualified Player is a person that plays table games on the ship's casino for a minimum of 4 hours a day, for a minimum average bet of $250, 6 days during the cruise. Average bet varies by game.

Celebrity Cruises *Century* offers the perfect blend of world-class amenities, advanced technology and classic style. Enjoy the incomparable beauty, impeccable service and comfortable accommodations.

When it comes to beautiful beaches and sparkling blue waters, the Caribbean is really in a league of its own. Enjoy countless adventures. Relax surrounded by white-sand beaches and beautiful turquoise waters of the most beautiful islands on earth.



Play to Qualify

Earn a complimentary cruise aboard Celebrity Cruises "Century"

Rates are from $710 per person based on double occupancy

7-Night Eastern Caribbean
Ft. Lauderdale, Florida – San Juan, Puerto Rico – Charlotte Amalie, St. Thomas – Philipsburg, St. Maarten – Nassau, Bahamas – Ft. Lauderdale, Florida
Sail Dates:?????

7-Night Western Caribbean
Ft. Lauderdale, Florida – Ocho Rios, Jamaica – Georgetown, Grand Cayman – Cozumel, Mexico – Key West, Florida – Ft. Lauderdale, Florida
Sail Dates: ????

Note: Cruise fare must be paid in full. If you qualify based on "Play to Qualify" status, your cruise fare will be refunded. Minimum average bet is based on availability and will vary by ship/sail date.

Bill Forhan

POKER GAMES

From: GBurleton@rccl.com
Sent: Wednesday, October 05, 2005 1:43 PM
To: Bill Forhan
Cc: TAndrews@rccl.com; BMiller@rccl.com; joefahoome@casinoratedplayers.com
Subject: Re: Poker Cruise Casino Rated Players

Hi Bill

Re: Our phone conversation this morning.

We have placed holds on the card room on Zenith for all of the 5 and 4 days cruises from Jan 5th 2006.
Please select from the cruise below which ones you would like to offer to your poker groups.
Once you have selected, we will contact our groups coordinators to see what type of discounted cabin rates we can arrange.
I will obtain the card room dimensions and forward to you and also the sizes of the tables. As we discussed, there are 11 small fixed square poker tables in the Zenith card room and you should be able to place a poker table top over 2 tables. I will get exact measurements to you ASAP.
We will pursue this on a trial basis, so please select the cruises you wish to advertise. Since these are only short cruises we will review the situation after four sailing's.

Thank you and look forward to working with you

Regards,
Geoff Burleton
Onboard Revenue - Casino Specialist
Celebrity Cruises
Tel: (305) 982 4981
Fax: (305) 982 2932
gburleton@rccl.com

"Bill Forhan" <bforhan@invictatravelgroup.com>

09/14/2005 11:06 AM

To "Geoff Burleton" <gburleton@rccl.com>
cc "Joe Fahoome" <joefahoome@casinoratedplayers.com>
Subject Poker Cruise Casino Rated Players

POKER CRUISE ASSUMPTIONS

1. Assume 7 night sailings; we'll offer 7 nights, 5 nights, and 4 nights. Budget based on 7 night cruise.
2. Assume CRP pays for 6 Dealers cabins and 2 management cabins at $50/night per person…5 cabins
3. Assume 5 professional poker tables seat 10 Players
4. Assume hours opened 1PM – 1AM…closed when in Port
5. Tournament Buy In at $140, $250, and $550/Player
6. Budget play for 5 mini turbo tournaments per day of 8 players per table @ $40 rake (Commission) per player.
7. Rake means commission earned…$40 on $140 Buy In and $50 on $250 and $550
8. Budget advertising in 5 markets for 4 weeks to generate 50 Players/cruise
9. Budget 2 cruises per month for 10 months a year….20 cruises/year of 50 pax.

Income based on: 5 Tables x $40 rake/Player x 8 Players =	$320 rake/table
	x 5 tournaments/day
	$1,600/table/day Rake
	x 5 tables
	$8,000 rake/day
	x 6 days
TOTAL INCOME/WEEK	**$48,000 rake/week/cruise**
Staff Wages based on 6 dealers and 2 management	8 staff
	x $350/person/week
	$2,800 Wages/week
Staff Cabins based on 3 dbl and 2 singles	5 cabins
	x $700/cabin/week
	$3,500 Cabins/week
Advertising based on 5 markets Travel Section 6"add	$600/add
	x 4 weeks
	$2,400/week/market
	x 5 markets
	$12,000/cruise

Summary:

Income	$48,000/cruise/week
Staff & Advertising	$18,300/cruise/week
Profit	$29,700/cruise

Profit	Partnership 50/50 split	**$14,850/cruise**

144

Exhibit 6.4

Mr. Joe Fahoome
Casino Rated Players
29777 Telegraph Road
Suite 1151
Southfield, MI 48034

Dear Joe:

THIS FIRST AMENDMENT TO SUBLEASE is entered into as of this 1st day of September, 2004 by and between **Casino Rated Players**, a Michigan Corporation whose address is Suite 1151, 29777 Telegraph Road, Southfield, Michigan 48034, as Lessee (the "Tenant"), and **Resource Data Systems Corporation,** a Michigan Corporation, whose address is 29777 Telegraph Road, Suite 1151, Southfield, Michigan 48034, as Lessor (the "Landlord").

WITNESSETH:

WHEREAS, Landlord and Tenant are party to a lease dated September 1, 2004 (the "Lease") for certain demised premises consisting of 400 usable square feet (the "Premises") located in suite 1151 of the building located at 29777 Telegraph Road, Southfield, Michigan 48034 (the "Building); and

WHEREAS, the term of the Lease is set to expire on August 31, 2006; and

WHEREAS, the Tenant shall pay Monthly base rent to Landlord in the amount of $150.00 per month.

IN WITHNESS HEREOF, the parties have executed this First Amendment to Sublease effective as of the day and year first written above.

WITNESS:

[signature]

Date: 08/17/2004

WITNESS:

[signature]

Date: 08/17/2004

TENANT:
Casino Rated Players
A Michigan Corporation

By: [signature]

Its: President

Landlord:
Resource Data Systems Corp.
A Michigan Corporation

By: [signature]

Its: President

Exhibit 6.5

PURCHASE AGREEMENT{tc \l5 "
PURCHASE AGREEMENT}

This purchase AGREEMENT entered into as of September 30, 2005 by and between **CASINO PLAYERS INC.**, a Nevada Corporation (the "Buyer"), and (the "Selling Shareholder") **INVICTA GROUP INC.** (collectively the "Corporation"),

WHEREAS, the Selling Shareholder, among other things, own a Casino Rep Company Company, owns a certain domain name, a database of clients, a website and generated revenues of $50,000 in 2004.

WHEREAS, the Selling Shareholder desires to sell and the Buyer desires to purchase the assets of the Corporation, upon the terms and conditions hereinafter set forth;

WHEREAS, Invicta Group Inc. is the sole shareholder of the Corporation.

NOW, THEREFORE, in consideration of the mutual promises and covenants herein set forth, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto, intending to be legally bound, agree as follows:

1. **Definitions.**

"Acquired Assets": means all of the right, title, and interest that the Corporation possess in those assets identified as Domain address www.casinoratedplayers.com and a database of 7,500 past travelers and a website.

"Buyer": means Casino Players Inc., as set forth in the preface above.

"Closing": means the day the Selling Shareholder and Buyer agree to transfer assets of respective company.

"Liabilities": means all debt of the Corporation owed to suppliers, customers, employees and inter company

"Selling Shareholder": means Invicta Group Inc.

"Website": means Internet site promoting business of Casino Rated Players

2. **Acquisition of Assets.** On the Closing Date, Buyer will acquire all of the assets of the Corporation (the" Acquisition") on the terms and conditions set forth in this Agreement.

3. **Consideration.**

The purchase price for the assets of the Corporation will be the issuance of 4 Million shares of Casino Players Inc.

4. **The Closing.**

(a) The Closing shall take place at the offices of Seller no later than September 30, 2005, unless the parties agree in writing to extend the closing date to another place or time.

(b) The following will be delivered by Selling Shareholder and the Corporation at Closing:

- All corporate records and minute books of the Corporations
- All financial and corporate books and records of the Corporations, including bank account information.
- Database of Travelers
- Website codes

(c) The following will be delivered by Buyer at Closing:

- Original Certificate for the 4 Million Shares duly issued to Invicta Group Inc.
-

5. **Representation and Warranties of Selling Shareholders.**

Selling Shareholders represent and warrant to Buyer as follows:

5.1 **Corporate Compliance; Authorization**

a. **Compliance**. The Corporation is duly and validly in existence and are in good standing in. To the best knowledge of the Selling Shareholder, the Corporation is not in violation, breach, or default of any term of its Certificate of Incorporation or By-laws, or of any material term or provision of any contract, agreement, judgment, decree, order, statute, rule or regulation applicable to or binding upon the Corporation, the breach or default of which would have a material adverse affect on either of the Corporation's business or financial condition.

b. **Authorization**. The Selling Shareholder is the sole shareholder of the Corporation and have all requisite power and authority to execute, deliver and perform their respective obligations under this Agreement, and all corporate action on the part of the Corporation, their officers and directors, necessary for the sale and transfer of the asset has been taken.

5.2 **Absence of Litigation**. In good faith and to the best of the knowledge of Selling Shareholder, after due inquiry and investigation, there are no (a) actions proceedings, arbitrations or investigations pending or any threat thereof, or verdicts or judgments entered against the Corporation before any court or before any administrative agency or officer which might result in any material adverse change in the business, properties or condition, financial or otherwise, of the Corporation or (b) violations by the Corporation of any foreign, federal, state or local laws, regulations or order, including but not limited to laws pending to workplace safety and environmental clean-up, the violation of which would have a material adverse effect on the business of the Corporation.

5.3 **Tax Returns and Payments**. In good faith and to the best knowledge of Selling Shareholder, the Corporation is not in violation of the filing requirements for all federal and state income tax returns that are required to be filed by the Corporation.

5.4 **Material Change**. Since September 15, 2005, there has not occurred:

Any material adverse change in the assets, prospects, condition (financial or otherwise), or operating results of Corporation.

5.5 Title to Assets. The Corporation owns, free and clear of encumbrances of assets.

6.0 Buyer Representation. The Selling Shareholder has a reasonable basis to believe that representations and warranties of Buyer set forth in this Agreement are true and accurate.

(a) Limitations on Resale or Transfer. Selling Shareholder understands and acknowledges that their ability to sell any of the shares of Stock may be limited by the lack of a ready market in which to sell the Stock, and that the certificates issued will be restricted.

b) **Access to Data**. The Selling Shareholder has had an opportunity to discuss the Buyer's business, management and financial affairs with its management and to obtain any additional information necessary or appropriate for deciding whether or not to accept the Stock.

7. Representations and Warranties of the Buyer. The Buyer represents and warrants to the Shareholder as follows: that the statements contained in this Agreement are correct and complete as of the date of this Agreement and will be correct and complete as of the Closing Date. .

8.0 **Organization of the Buyer.** The Buyer is a corporation duly organized and incorporated under the laws of the state of Nevada, validly existing, and in good standing under the laws of the jurisdiction of its incorporation,

9.0 **Authorization of Transaction.** The Buyer has full power and authority (including full corporate power and authority) to execute and deliver this Agreement, and the other agreements, documents and instruments contemplated hereby, and to perform their respective obligations hereunder and hereunder. This agreement constitutes the valid and legally binding obligations of the Buyer, as the case may be, enforceable in accordance with their terms and conditions.

10. **Capitalization of Buyer**. As of the 9/15/05 the authorized capital stock of Buyer consists of 200 million common shares, of which 25.3 Million common shares are validly issued and outstanding to 11 shareholders; all are fully paid and nonassessable. The Buyers stock to be delivered as part of this purchase price will be validly issued, fully paid and nonassessable; and the Buyer has the power and authority to issue the same.
The total shares issued after the closing of this transaction will be 29.3 Million and leaving 170,700,000 in Casino Players Inc treasury.

11.0 Authorization of the Sale The officers of Buyer who sign this agreement have the requisite capacity, power, and authority to do so. The signing and delivery of this Agreement and all related documents, by Buyer through its officers, and the performance of this agreement (i) does not violate any contract to which Buyer is a party; or (ii) violate any provisions of Buyer's Articles of Association, or any of Buyer's other governing documents or corporate documents.

12.0 Binding Nature and Enforceability of Agreement Assuming that this Agreement is binding upon and enforceable against all other parties, this Agreement, the stock of Buyer, and all other documents that are signed by Buyer and delivered at the Closing, are legally binding upon, and enforceable against Buyer.

13.0 Liabilities of the Corporation on the Closing Date the Liabilities of the Corporation shall remain liabilities of and Selling Shareholder and Buyer shall have no obligation, liability, or responsibility for the payment thereof.

14.0 Miscellaneous.

A **Successors and Assigns**. Except as otherwise expressly provided herein, the provisions hereof shall inure to the benefit of, and be binding upon, the successors, assigns, heirs, executors and administrators of the parties hereto.

B **No Third-Party Beneficiaries**. The terms and provisions of this Agreement are intended solely for the benefit of each party hereto and their respective successors and assigns, and it are not the intention of the parties to confer third-party beneficiary rights upon any other person.

C **Survival of Agreements, Representations, etc.** All warranties, representations, agreements and covenants made by a party herein or in any certificate or other instrument required to be delivered by or on behalf of a party in connection with this Agreement, shall be considered to have been relied upon by the other party and shall survive the Closing under this Agreement regardless of any investigation made by any party or information about any breach known to any party prior to the Closing; shall continue in full force and effect; and shall provide a basis for the remedies provided for herein or otherwise available to the non-breaching party.

D **Entire Agreement**. This Agreement and the exhibits attached hereto and the other documents delivered pursuant hereto constitute the full and entire understanding and agreement between the Seller and Buyer with regard to the subjects hereof and thereof.

E **Amendments and Modifications**. This Agreement may not be amended or modified other than by an agreement in writing signed by all of the parties.

F **Notice**. Any notice, payment, report or other communication required or permitted to be given by one to any other party by this Agreement shall be in writing and either (i) served personally on the other party or parties; (ii) sent by express, registered or certified first class mail, postage prepaid, addressed to the other party or parties at its or their address or addresses as indicated next to their signatures below, or to such other address as any addressee shall have therefore furnished to the other parties by like notice; (iii) delivered by commercial courier to the other party or parties; or (iv) sent by facsimile with the original sent by U.S. Mail. Such notice shall be deemed received on the second day after transmittal if sent by one (1) day courier together with a transmission of such notice by facsimile if the recipient has the capability to receive a facsimile.

G **Statutory References**. A reference in this Agreement to a statute or statutory provision shall mean such statute or statutory provision as it has been amended through the date as of which the particular Agreement provision is to take effect, or to any successor statute or statutory provision relating to the same subject as the statutory provision referred to in this Agreement, and to any then applicable rules or regulations promulgated thereunder.

H **Jurisdiction; Service of Process**. Any action or proceeding seeking to enforce any provision of, or based on any right arising out of, this Agreement may shall be brought against any of the parties only in the courts of the State of Florida, County of Broward, or, if it has or can acquire the necessary jurisdiction, in the United States District Court for the Southern District of Florida, and each of the parties consents to the exclusive jurisdiction of such courts (and of the appropriate appellate courts) in any such action or proceeding and irrevocably waives any objection to venue made therein.

i **Enforcement**. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. Accordingly, it is agreed that the parties shall be entitled to seek an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in any court of the United States located in the State of Florida or in any Florida state court, this being in addition to any other remedy to which they are entitled at law or in equity.

In addition, each of the parties hereto (a) consents to the personal jurisdiction of any federal court located in the State of Florida or of any Florida state court in the event any dispute arises out of this Agreement or any of the transactions contemplated by this Agreement, (b) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, and (c) agrees that it will not bring any action relating to this Agreement or any of the transactions contemplated by this Agreement in any court other than a federal or state court sitting in the State of Florida.

j **Recovery of Fees by Prevailing Party.** In the event of a lawsuit to enforce or interpret the provisions of this Agreement, the prevailing party shall pay the other party reasonable attorneys' fees and other costs and expenses including expert witness fees in such amount as the court

shall determine. In addition, such non-prevailing party shall pay reasonable attorneys' fees incurred by the prevailing party in enforcing,
or on appeal from, a judgment in favor of the prevailing party.
The preceding sentence is intended by the parties hereto to be severable from the other provisions of this Agreement and to survive and not be merged into such judgment.

k Time of the Essence. With regard to all dates and time periods set forth or referred to in this Agreement, time is of the essence.

l Confidentiality; Publicity. The Seller and Buyer acknowledge that the transaction described herein is of a confidential nature and shall not be disclosed prior to the Closing except to consultants, attorneys and advisors, or as required by law. The Seller and Buyer shall not make any public disclosure of the terms of this Agreement prior to the Closing, except as required by law, such requirement to substantiated by a written opinion of counsel.

m Construction. The construction of this Agreement shall not take into consideration the party who drafted or whose representatives drafted any portion of this Agreement, and no canon of construction shall be applied that resolves ambiguities against the drafter of a document. The parties acknowledge that competent counsel that each has chosen to represent such party and each party has had a full opportunity to comment upon and negotiate the terms of this Agreement advised them.
The language used in this Agreement shall be deemed to be the language chosen by the parties hereto to express their mutual intent as a result of arm's length bargaining.

n Finder's Fee and Broker's Fees. The Sellers and Buyer hereto represent and warrant that they have not retained a finder or broker in connection with the transactions by this Agreement, and hereby agrees to indemnify and to hold the other harmless from any liability for any finder's or broker's fee to any broker or other person or firm (and the cost and expenses of defending against such liability or asserted liability) for which such indemnifying person, or any of its employees or representatives, are responsible.

o Titles and Subtitles. The titles of the Sections and subsections of this Agreement are for the convenience of

p Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be an original, but all of which together shall constitute one instrument.

q Applicable Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Florida.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the 30th day September 2005.

"SELLER"

Invicta Group Inc.

[signature]

David Scott
COO

"BUYER"

CASINO PLAYERS INC

[signature]

William Forhan
CEO

ACTION BY CONSENT OF
THE BOARD OF DIRECTORS OF
INVICTA GROUP INC.
A NEVADA CORPORATION

The undersigned, being all of the members of the Board of Directors of Invicta Group Inc., a Nevada corporation (the "Corporation"), hereby consent to the following actions and instruct the Secretary of the Corporation to enter this Consent in the minutes of the proceedings of the Board of Directors of the Corporation:

RESOLVED, that the sale of certain assets of the Corporation's subsidiary, Casino Rated Players, Inc., a Nevada corporation, including its name, domain name www.casinoratedplayers.com, marketing materials and intellectual property, and database of customers for the consideration of 4,000,000 shares of Casino Players Inc. (the "Sale"), is hereby approved, authorized and ratified.

FURTHER RESOLVED, the Corporation forgives intercompany loan between Casino Rated Players and Corporation.

FURTHER RESOLVED, that the officers of the Corporation are hereby authorized and directed on behalf of the Corporation to enter into any necessary agreements and execute any instruments and documents necessary for the purpose of affecting the Sale, including the Asset Sale and Purchase Agreement and any required state and federal filings.

FURTHER RESOLVED, that the Board of Directors takes note of, acknowledges and consents to the service of William G. Forhan, as the CEO of Casino Players Inc.

FURTHER RESOLVED, that the Board of Directors takes note of and acknowledges the current fair market value of the consideration equal to zero.

FURTHER RESOLVED, that the Board of Directors considers and acknowledges the stock consideration for the Sale as fair and potential advantageous to the Corporation.

FURTHER RESOLVED, that this Consent may be signed by way of facsimile transmission and such facsimile copies shall be deemed original copies for all purposes if original copies are not delivered.

Execution of this Consent by the undersigned waives any requirement of a formal meeting to conduct the business referred to herein.

Dated this 20 th day of August, 2005.

DIRECTORS:

[signature]

Mercedes Henze

[signature]

Richard David Scott

____

William Forhan

Exhibit 11

Exhibit 12

Casino Rated Players

2005

Non-Gambling Package

BALLY'S

LAS VEGAS

Conveniently Located – Center Strip

Bally's Wholesale Net Prices 2005

Land only for travel agents only. Add airfare from your departure city.
Build your own package.

Toll Free 1-800-924-5489 or (248) 945-5000

Check in Sunday - Wednesday

Single		Double
259.00	2-Nights	319.00
349.00	3-Nights	399.00
429.00	4-Nights	489.00
519.00	5-Nights	589.00

Check in Thursday - Friday

Single		Double
299.00	2-Nights	359.00
379.00	3-Nights	439.00
479.00	4-Nights	539.00
579.00	5-Nights	629.00

Package Includes:

- Deluxe room accommodations at the Bally's Casino Resort
- Two meals per person in the Big Kitchen Buffet (brunch).
- One show per person to the extravagant production show "Jubilee" in the Ziegfield Theatre. (Late show only)
- $25.00 per person in match play chip coupon (given upon arrival)
- $9.00 discount to admission price at Bally's Spa
- Monorail service from Bally's to Las Vegas Strip Hotels
- $10.00 bottle of wine with meal in Changs, Sidewalk Cafe, Al Dente or Steak House.
- 2 for 1 margarita at Sully's Bar or Indigo Lounge.
- ADDED VALUE Caesars Entertainment fun book with coupons good for all Caesars Entertainment Properties.

ATTENTION AGENTS:
To make your client's reservation, please call (248) 945-5000 or Toll Free: 1-800-924-5489 (outside 248 area code)

Book for Groups, Clubs and Individuals

Bally's Wholesale - 1/2005

Casino Rated Players

2005

Non-Gambling Package

BALLY'S

LAS VEGAS

Conveniently Located – Center Strip

$549.00 per person

Based on double occupancy. Plus fuel and taxes.

(248) 945-5000

5 Days/4 Nights	**4 Days/3 Nights**
Lv. Sunday-Thursday or Lv. Monday-Friday	Lv. Thursday-Sunday or Lv. Friday-Monday

Receive **$25.00** in match play chips (upon arrival-no qualifying required) and other amenities including meals, show, and more

DETROIT'S BEST DEAL

Bally's Casino Players Package Includes:

- Round trip air fare
- Non-stop flights from Detroit to Las Vegas via charter
- Round trip transfers to and from hotel
- Complete baggage handling to and from hotel in Las Vegas
- All taxes and bellmen gratuities
- Deluxe room accommodations at the Bally's Casino Resort
- Two meals per person in the Big Kitchen Buffet (brunch).
- One show per person to the extravagant production show "Jubilee" in the Ziegfield Theatre. (Late show only)
- $25.00 per person in match play chip coupon (given upon arrival)
- $9.00 discount to admission price at Bally's Spa
- Monorail service from Bally's to Las Vegas Strip Hotels
- $10.00 bottle of wine with meal in Changs, Sidewalk Cafe, Al Dente or Steak House.
- 2 for 1 margarita at Sully's Bar or Indigo Lounge.
- ADDED VALUE Caesars Entertainment fun book with coupons good for all Caesars Entertainment Properties.

ATTENTION AGENTS:
To make your client's reservation, please call (248) 945-5000
or Toll Free: 1-866-945-PLAY (outside 248 area code)

10% Commission paid on all bookings.
Groups, clubs and individuals.

Agent Bally's-2005

SIGNATURES

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Miami Beach, State of Florida.

Casino Players, Inc.

By:

________________________________ (Date) 2/28/06

William G. Forhan, CEO

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

________________________________ (Date) 2/28 /06

Joe Fahoome, President

________________________________ (Date) 2/ 28 /06

J. Bennett Grocock, P.A., Legal Counsel